02048004

EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

PE 7/2/02

FORM 6-K

PROCESSED JUL 17 2002 THOMSON FINANCIAL

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

RECD S.E.C. JUL - 2 2002

July 2, 2002

Compañía Internacional de Telecomunicaciones S.A.

(Exact name of registrant as specified in its charter)

International Telecommunications Company Inc.

(Translation of registrant's name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) _N/A_

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.

TABLE OF CONTENTS

Item 1

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the six-month periods ended March 31, 2002 and 2001

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON UNAUDITED INTERIM FINANCIAL STATEMENTS

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

To
COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.:

1. We have reviewed the accompanying consolidated balance sheets of Compañia Internacional de Telecomunicaciones S.A. (an Argentine Corporation) and its consolidated subsidiaries as of March 31, 2002 and 2001 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the six-month periods ended March 31, 2002 and 2001, all expressed in Argentine pesos (Note 2.3.). These financial statements are the responsibility of the Company's management.

2. We conducted our reviews in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. As described in Note 22. to the accompanying consolidated financial statements, in the current year, a deep change has been implemented in the economic model of Argentina as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the default on the payment of the Government's external debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans and dividend distributions without prior authorization from the Banco Central de la República Argentina; (e) the increase in domestic prices and (f) in the case of Telefónica de Argentina S.A. ("Telefónica"), the need to renegotiate with the Argentine Federal Government future rates that Telefónica will charge to its customers for telecommunications services (Note 12.1.). The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying consolidated financial statements

should be read taking into account the issues mentioned above. The recoverability of the amount booked as of March 31, 2002 of certain noncurrent assets totaling $3,867 million, considering when applicable the Company's ownership interest in Telefónica, depends on the effect that the outcome of the rate renegotiation may have on Telefónica's operations. Additionally, as described in Note 21. to the accompanying consolidated financial statements, due to de devaluation occurred in the period January through March 2002, the Company carries negative shareholders' equity amounting to $533 million and accumulated losses amounting to $2,003 million.

4. As described in Note 2.3. to the accompanying consolidated financial statements, following the accounting rules issued by the regulatory agency for public companies, the Company has not recognized the effects of the changes in the general purchasing power as from January 1, 2002, as required by Resolution MD No. 3/2002 of the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires). If such resolution had been applied, (a) the Company's shareholders' equity as of March 31, 2002, would have increased and losses for the six-month period ended on such date would have decreased by approximately $498 million and $48 million, respectively, and (b) all balances as of March 31, 2001 and income from operations for the six-month period then ended would have been restated for comparative purposes to recognize the effects of changes in the general purchasing power for the period January through March 2002.

5. Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above in order for them to be in conformity with the relevant regulations of the Business Associations Law and the National Securities Commission ("CNV") and, except for the omission of the recognition of the effects of changes in the purchasing power of money mentioned in paragraph 4., with generally accepted accounting principles applicable to consolidated financial statements in Argentina ("Argentine GAAP").

6. The financial statements of the Company and Telefónica as of March 31, 2002 have been prepared assuming that these companies will continue as a going concern. As discussed in Note 8.1. to the accompanying consolidated financial statements, the Company's consolidated current assets in foreign currency are lower than the respective current liabilities in foreign currency and it is uncertain whether the Company and Telefónica will obtain refinancing or additional credit lines to be able to pay their current debts or whether the Banco Central de la República Argentina will authorize transfers abroad to pay to foreign creditors. Because of the situations described above and the potential adverse effect of the outcome of the pending rate negotiation of Telefónica mentioned in paragraph 3., the Company and Telefónica may be unable to continue as a going concern. The financial statements as of March 31, 2002 do not include any adjustments relating to

ANDERSEN

the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties

7. Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with Argentine GAAP, but do not conform with accounting principles generally accepted in the United States of America (see Note 18. of the notes to the accompanying consolidated financial statements).

Buenos Aires,
May 14, 2002

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fol. 8

EDUARDO C. CODURI
Partner
Certified Public Accountant
Buenos Aires University
C.P.C.E.C.F. Vol. 163 - Fol. 202

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Tucumán 1 - 18th floor, Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2002 AND 2001

(stated in Argentine pesos – see Note 2.3.)

Principal Business: Direct or indirect participation in businesses related to the areas of telecommunications, other forms of communications and energy.

Registration with the Public Registry of Commerce:

- Of the articles of incorporation: October 4, 1990.
- Of the last change to the bylaws: October 29, 2001. See Note 19.

Registration number with the "Inspección General de Justicia" ("IGJ" the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: September 30.

Capital structure: See Note 6.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2002 AND 2001

(stated in million of Argentine pesos - see Note 2.3.)

	2002	2001
CURRENT ASSETS		
Cash and banks (Note 3.a)	66	21
Investments (Notes 23.a) and b)	98	52
Trade receivables (Note 3.b)	612	757
Other receivables (Note 3.d)	178	154
Inventories (Note 3.c)	13	42
Total current assets	967	1,026
NONCURRENT ASSETS		
Trade receivables (Note 3.b)	14	-
Other receivables (Note 3.d)	128	15
Investments (Note 23.a)	18	100
Fixed assets (Note 23.c)	5,321	4,608
Intangible assets and deferred charges (Note 23.d)	476	231
Total noncurrent assets	5,957	4,954
Total assets	6,924	5,980
CURRENT LIABILITIES		
Trade payables (Note 3.e)	448	309
Bank and other financial payables (Note 3.f)	3,340	1,439
Payroll and social security taxes payable (Note 3.g)	69	64
Taxes payable (Note 3.h)	63	74
Other payables (Note 3.i)	51	42
Reserves (Note 23.e)	3	1
Total current liabilities	3,974	1,929
NONCURRENT LIABILITIES		
Trade payables (Note 3.e)	30	32
Bank and other financial payables (Note 3.f)	3,155	1,411
Payroll and social security taxes payable (Note 3.g)	37	38
Taxes payable (Note 3.h)	12	-
Other payables (Note 3.i)	83	65
Reserves (Note 23.e)	100	61
Total noncurrent liabilities	3,417	1,607
Total liabilities	7,391	3,536
MINORITY INTEREST IN CONTROLLED COMPANIES	66	1,014
SHAREHOLDERS' EQUITY (per related statement)	(533)	1,430
Total liabilities, minority interest in controlled companies and shareholders' equity	6,924	5,980

The accompanying Notes 1 to 24 are an integral part of these statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001 (1)

(stated in million of Argentine pesos, except for per share amounts which are stated in Argentine pesos - see Note 2.3.)

	2002	2001
NET REVENUES	1,264	1,380
COST OF SERVICES PROVIDED (Note 3.j)	(675)	(702)
Gross profit	589	678
ADMINISTRATIVE EXPENSES (Note 23.h)	(145)	(163)
SELLING EXPENSES (Note 23.h)	(277)	(211)
Operating income	167	304
LOSS ON EQUITY INVESTMENTS	(2)	(1)
OTHER EXPENSES, NET (Note 23.h)	(41)	(50)
FINANCIAL INCOME (LOSS) ON ASSETS, NET (Note 23.h)	167	(42)
FINANCIAL LOSS ON LIABILITIES, NET (Note 23.h)	(3,131)	(102)
(Loss) Income for the period from continuing operations before income tax and minority interest in controlled companies	(2,840)	109
INCOME TAX (Note 2.6.g)	(30)	(86)
MINORITY INTEREST IN CONTROLLED COMPANIES	886	(53)
Net loss for the period from continuing operations	(1,984)	(30)
NET LOSS OF TELEFONICA'S SPUN-OFF BUSINESSES (Note 4.2.)	-	(21)
Net loss for the period	(1,984)	(51)
Earnings attributable to preferred shareholders	(2)	(1)
Loss attributable to common shareholders	(1,987) (2)	(52)
Loss per share	(0.374)	(0.010)

(1) See Note 4.
(2) Total may not sum due to rounding in millions.

The accompanying Notes 1 to 24 are an integral part of these statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in million of Argentine pesos - see Note 2.3.)

	2002						
	Shareholders' Investment						
	Common			Preferred			
	Capital stock			Capital stock			
Description	Face value	Adjustment to capital	Premium on share issue	Face value	Adjustment to capital	Adjustment to redemption value	Total
Balance at beginning of year	531	413	15	14	12	1	986
Effect of Telefónica's spun-off businesses (1)	-	-	-	-	-	-	-
Increase in preferred stock's redemption value (2)	-	(51)	-	-	-	51	-
Net loss for the period	-	-	-	-	-	-	-
Balance at end of period	531	362	15	14	12	52	986

	2002				2001
	Retained earnings				
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings	Total	Total
Balance at beginning of year	103	381	(19)	1,451	1,479
Effect of Telefónica's spun-off businesses (1)	-	-	-	-	2
Increase in preferred stock's redemption value (2)	-	-	-	-	-
Net loss for the period	-	-	(1,984)	(1,984)	(51)
Balance at end of period	103	381	(2,003)	(533) (3)	1,430

(1) See Note 4.
(2) See Note 5.
(3) See Note 21.

The accompanying Notes 1 to 24 are an integral part of these statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE SIX-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

(stated in million of Argentine pesos - see Note 2.3.)

CHANGES IN CASH AND CASH EQUIVALENTS	2002	2001 (6)
Cash and cash equivalents at end of period (2)	164	73
Cash and cash equivalents at beginning of year	33	404
Increase (Decrease) in cash and cash equivalents	131	(331)
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities:		
Net loss for the period	(1,984)	(51)
Net loss of Telefónica's spun-off businesses	-	21
Adjustments to reconcile net loss to net cash provided by operations:		
Financial expenses (3) (4)	2,953	54
Fixed assets depreciation	341	303
Material consumption	11	16
Net book value of fixed assets retired	-	2
Amortization of intangible assets and deferred charges	8	14
Cost of services provided	14	42
Increase in allowances and reserves	200	100
Loss on equity investments	2	1
Minority interest in controlled companies	(886)	53
Payment of dividends to minority shareholders	(53)	(74)
Other	(1)	-
Changes in assets and liabilities:		
Other receivables (8)	(104)	(82)
Inventories	(3)	(55)
Payroll and social security taxes payable	3	(39)
Taxes payable	(16)	(53)
Other payables	8	8
Trade receivables	(47)	(49)
Trade payables	44	(81)
Total cash provided by operations	490	129
Cash flows from investing activities:		
Purchases of fixed assets (5)	(137)	(156)
Total cash paid on investing activities	(137)	(156)
Cash flows from financing activities:		
Increase in bank and other financial payables	83	1,174
Decrease in bank and other financial payables	(305)	(1,482)
Increase in intangible assets	-	(4)
Total cash paid on financing activities	(222)	(312)
Spun-off cash and cash equivalents	-	(66)
Cash flows provided by Telefónica's spun-off businesses (7)	-	74
Total increase (decrease) in cash and cash equivalents	131	(331)

(1) Cash and cash equivalents (investments with an original maturity not exceeding three months). See Note 2.5.
(2) Supplemental information on cash flows, see Note 17.
(3) Includes those not involving movement of funds.
(4) Net of 83 million corresponding to the exchange difference generated by cash flows.
(5) Net of 5 million and 22 million financed by trade and bank and financial payables for the six-month periods ended March 31, 2002 and 2001, respectively.
(6) See Note 4.
(7) The breakdown effect on consolidated cash flows for the six-month period ended March 31, 2001 of spun-off businesses is included in Note 4.
(8) In 2001, net of 93 million related to the settlement of intercompany receivables, through the assignment of financial loans and of 30 million related to reclassification of Patriotic Bond from noncurrent investments to other receivables.

The accompanying Notes 1 to 24 are an integral part of these statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2002 AND 2001

(stated in Argentine pesos - see Note 2.3.)

1. CORPORATE OBJECTIVE

Compañia Internacional de Telecomunicaciones S.A. ("Cointel" or "the Company") controls Telefónica de Argentina S.A. ("Telefónica") which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license as granted was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications ("SC") issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local and domestic and international long-distance telephone services and telex services in the Northern Region. Telefónica's obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum.

Additionally, on April 10, 2002, Telefónica's Ordinary and Special Shareholders' Meetings approved the amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other type of businesses not strictly related to rendering telecommunications services, including purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the reform of the corporate purposes, it is necessary to obtain the related authorization of telecommunication regulatory authorities; the request for which already made to the SC is pending, therefore the mentioned reform is subject to administrative approval by the SC.

Telefónica, S.A. ("TESA"), a Spanish company, indirectly controlling the Company, has carried out a plan to make a global reorganization of its group operations by line of business. As a result of the above-mentioned reorganization, Telefónica and, consequently, the Company, no longer hold an interest in certain companies indirectly controlled by them. See Note 4.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1. Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") applicable to consolidated financial statements in accordance with the requirements of the Comisión Nacional de Valores ("CNV") and are presented in Argentine pesos (see Note 2.3.). The consolidated financial statements also include certain reclassifications and additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America ("SEC").

In accordance with Argentine GAAP and current Argentine legislation, the presentation of the parent company's individual financial statements is required. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

Following the procedure established by Technical Resolution ("RT") No. 4 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas ("FACPCE") and the applicable standards of the CNV, the Company has consolidated, line by line, its balance sheet as of March 31, 2002 with the consolidated balance sheet included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. ("Telinver") as of March 31, 2002; companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly. Moreover, due to Telefónica's and Telinver's fiscal year-end date change (see Note 2.7.) the Company has consolidated, line by line, its statements of income and cash flows for the six-month period ended March 31, 2002 with the consolidated statements of income and cash flows included in the consolidated financial statements of Telefónica and Telinver for the three-month fiscal year ended December 31, 2001, plus the consolidated statements of income and cash flows included in the consolidated financial statements of Telefónica and Telinver for the three-month period ended March 31, 2002.

The consolidated financial statements as of March 31, 2001 were prepared using the financial statements as of that date of Telefónica and its subsidiary Telinver.

All material intercompany accounts and transactions have been eliminated in consolidation.

As of March 31, 2002, the data reflecting corporate control is as follows:

Company	Business	Capital stock (1)	% of capital stock and % of votes	Shareholdin
Telefónica	Telecommunications services, among others (5)	1,746,052,429 (4)	64.83 (2)	Direct
Telinver	Commercial, investment and telecommunications services, among others	49,623,217	99.99 (3)	Indirect

(1) Total face value, in Argentine pesos.
(2) See Note 4.
(3) Telefónica's interest in Telinver.
(4) Includes 2,355 treasury shares. See Note 4.2.
(5) See Note 1.

2.2. Generally accepted accounting principles

In preparing these financial statements, the Company used the valuation methods required by applicable resolutions of the CNV which, in the Company's case, do not differ, except for what is mentioned in Note 2.3., from those required by the FACPCE, and approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires ("CPCECABA"). See Notes 2.3. and 2.9.

2.3. Presentation of financial statements in constant Argentine pesos

The financial statements fully reflect the effects of changes in the purchasing power of money through August 31, 1995, by the restatement of amounts to constant pesos. Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the CNV, the Company discontinued the application of the restatement method but maintained restatements recorded until that date. This criteria has been accepted under Argentine GAAP until December 31, 2001.

Considering the new inflationary context (increase of the applicable index for restatements of financial statements was 32% in the period January through March 2002) and the conditions created by the new system established by the Public Emergency and Exchange System Reform Law, which are described in detail in Note 22., on March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 which sets forth, among other provisions, the reinstatement of the inflation adjustment for the interim periods or fiscal-years ended March 31, 2002, inclusive, and provides that all recorded amounts restated by changes in the general purchasing power until the interruption of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

The restatement in constant Argentine Pesos method must be applied to the value of booked costs immediately prior to the capitalization of the exchange differences mentioned in Notes 2.6.d) and e), which are capitalized so as to have the effect of an advance of applying the restatement method for recognition of changes in the general purchasing power and which capitalization would be subsequently absorbed by the value restated in constant Argentine Pesos of the assets mentioned in such notes.

As of the date of issuance of these financial statements, the CNV had not yet implemented the standards provided by Resolution MD No. 3/2002 of the CPCECABA, related to inflation adjustment. Therefore, to implement them, the Company will have to wait until they are approved by the CNV. If such resolution had been applied, (a) Company's shareholders' equity as of March 31, 2002, would have increased and losses for the six-month period ended on such date would have decreased by approximately 498 million and 48 million, respectively, and (b) all balances as of March 31, 2001 and income from operations for the six-month period then ended, for comparative purposes would have been restated to recognize the effects of changes in the general purchasing power for the period January through March 2002.

2.4. Financial Instruments with off-balance sheet risk and concentration of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, Telefónica has entered into the following instruments to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1. Effective September 29, 1999, Telefónica has entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the yen-dollar exchange rate, in connection with a loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the dollars received is 7.98% per annum. As of March 31, 2002, the related liability taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payments terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica shareholders' equity.

2. During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the euro-dollar exchange rate, in connection with the net position of assets and liabilities in euro, including the balance of the loan granted by The Istituto Centrale Per Il Credito a Medio Termine ("Mediocredito Centrale") which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of March 31, 2002 and 2001 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Trade receivables from the Argentine Government as of March 31, 2002 and 2001 amounted to 96 million and 77 million, respectively. The percentages of net revenues derived from services rendered to the Argentine Government for the six-month periods ended March 31, 2002 and 2001 were 3.3% and 3.7%, respectively.

Out of the above-mentioned balances as of March 31, 2002 not yet collected as of the date of issuance of these financial statements, approximately 92 million were past due as of March 31, 2002. On the basis of Telefónica's current collection efforts and the information available as of the date of issuance of these financial statements about Argentina's future economic perspectives, Telefónica's Management has reestimated the possible collection terms and conditions of the receivables from government entities mentioned above. The estimated financial effects of the possible deferral of collections from such government agencies has been considered to determine the allowance for doubtful accounts as of March 31, 2002. The portion of net value related to these receivables that Telefónica estimated will be collected over 12 months has been classified as noncurrent as of March 31, 2002 (see Note 3.k).

As of the date of issuance of these financial statements, the Company does not have any other financial instrument that would create off-balance sheet risk associated with such instruments.

2.5. Statement of cash flows

In the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

2.6. Valuation methods

In connection with certain accounting issues related to the Public Emergency and Currency Exchange System Reform Law, in January 2002 the CPCECABA issued Resolution MD No. 1/02 that established, among other things, that assets and liabilities in foreign currency as of December 31, 2001, were valued at the exchange rate effective as of the last day on which transactions in foreign currency were made in Argentina. In the case of the US dollar, the applicable exchange rate was US$1 = $1, which was the exchange rate effective under Law No. 23,928 (Convertibility Law) as of December 31, 2001. Additionally, in line with the above described, on January 23, 2002, the CNV approved General Resolution No. 392.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each period. The ultimate results could differ from those estimates.

The principal valuation methods used in the preparation of the financial statements are as follows:

a) Cash, trade receivables, current investments, other receivables, payroll and social security taxes and other payables (except bank and financial payables):

- In local currency (Argentine Pesos): at nominal value, including financial income/expense accrued through the end of each period, if applicable.
- In foreign currency: they are stated at the selling or buying exchange rate in effect at the end of each period, including accrued financial income/expenses, if applicable. The exchange differences, net of those capitalized as described in Notes 2.6.d) and e), were credited/charged to income/expense of each period. The related detail is disclosed in Note 23.g).

Government securities ("Bocon") have been valued at the market value as of the end of each period, net of estimated selling expenses. See Note 23.a).

Trade receivables include services and settlements with foreign correspondents billed, and service and settlements accrued but unbilled as of the end of each period, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each period end of the surcharge for late payment included in the invoices for payments until the "second due-date" of the invoice. For amounts that are past-due beyond the second due date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

Prepaid services: includes payments made to IBM Argentina S.A. ("IBM") in excess of the portion of the contract's total cost accrued through the period-end for having received the basic service (see Note 11.1.). Such amount is disclosed net of the unaccrued balance of the income from the sale of the assets transferred to IBM, which will be accrued on a straight-line basis over the term of the contract.

"Patriotic Bond": was valued at face value in foreign currency, stated at the buying exchange rate in effect at the end of the period ended March 31, 2002, plus the financial income accrued until that date. Telefónica intends to hold the Patriotic Bond until the related maturity date and use them to compensate taxes to be payable (see Note 15.1.).

Tax credit certificate ("TCC"): was valued at face value plus the financial income accrued until the end of the period plus the benchmark stabilization coefficient and the interest accrued until that date.

Telefónica intends to hold the tax credit certificates until the related maturity date and use them to compensate taxes to be payable (see Note 15.2.)

Payroll and social security taxes payable include pre-retirement agreements with employees of Telefónica. The pertinent amount is calculated on the basis of the present value of such agreements (see Note 3.g).

Universal Service contribution: Telefónica calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) admitted by the related Regulation and, if resulting in balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions or subsidies which must be first approved by the regulatory entity, as well as any balance receivable to Telefónica that may arise from the above calculation, are booked by Telefónica as receivable in the period in which its reimbursement is approved by such entity (see Note 14.a).

Other payables (other) mainly include: a) the amounts payable for the settlement of certain legal actions involving the contributions that Telefónica is required to make to the employee's "Compensatory Fund", which was recorded at the present value of the future payments agreed upon. Also, other payables include the amounts payable under the agreement of extraordinary contribution to the Compensatory Fund executed by Telefónica that was recorded at the present value of the payments agreed upon and b) Benefits under the Collective Labor Agreements for Telefónica's employees who retire on reaching normal retirement age, or earlier due to disability or death. The liability for these benefits is stated at the present value and has been determined based on the number of employees in service as of the end of each period and the probability of their qualifying for this benefit.

b) Inventories:

Raw materials have been valued at replacement cost, which does not exceed their estimated realizable value.

Directories in edition process have been valued at cost. The value does not significantly differ from reproduction cost and does not exceed their estimated realizable value.

Equipment and supplies (including telephone accessories and cellular prepaid cards) have been valued at the purchase price, which does not significantly differ from replacement cost and does not exceed their estimated realizable value.

Inventories are disclosed net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at each period-end.

c) Noncurrent investments:

The 50% interest in E-Commerce Latina S.A. ("ECL") as of March 31, 2002 and 2001, was valued by the equity method based on the financial statements as of March 31, 2002 and 2001, respectively, prepared in accordance with accounting principles consistent with those used by Telefónica.

As of March 31, 2002, Telefónica holds an equity interest of about 1% in Tele Brasil Sul Celular Participações S.A. ("TBSCP"). The equity interests in TBSCP as of March 31, 2002 and 2001 were valued at acquisition cost, up to the value calculated by the equity method.

Other investments represent Telefónica's share in International Telecommunications Satellite Organization ("Intelsat") and share in New Skies Satellites N.V. as of March 31, 2002 and 2001. They have been valued at the U.S. dollar amount of paid-in capital, stated at the buying exchange rate in effect at the end of each period. These entities allocate benefits and operating expenses and other costs and expenses to their members. Telefónica accounts for these allocations as they are reported by these entities. The contract signed by Telefónica and Intelsat provides that Telefónica may not sell its entire interest in Intelsat without prior approval of the Regulatory Authority.

Listed shares of Telefónica as of March 31, 2001: relates to Telefónica shares sold by the Company under repurchase agreements. They are stated at their market value net of estimated selling expenses since the Board of Directors decided the free disposition of these shares (See Note 8.2.1.)

d) Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones ("Entel") have been valued at their transfer price to Telefónica restated as indicated in Note 2.3., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction stretches over a period of time, includes the financial cost generated by third parties, related to the investment during the construction period through the time the asset is ready for use. Capitalized interest and exchange differences included in construction in process, for the six-month periods ended March 31, 2002 and 2001 totaled 40 million (includes 34 million of capitalized exchange difference) and 23 million, respectively.

For those assets whose operating condition warrants replacement earlier than the end of the useful life allocated to the fixed asset category concerned, Telefónica calculates depreciation charge based on the estimated remaining useful life assigned, in accordance with the investment plan.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.3., which provides that the exchange rate differences arisen as from January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with. Such allocation will be made provided the relation between financing and acquisition, construction or production of the assets qualifying for allocation of such exchange rate differences (fixed assets, intangible assets and equity interests in other companies organized in the country and existing as of January 6, 2002) is direct. Such financing, whether total or partial, relates to the financing granted by the suppliers of goods invoiced in foreign currency or the financing obtained for similar purposes from financial entities. In the cases in which the relation between financing and acquisition or production and construction of qualifying assets is not direct, such exchange rate differences may be allocated, under certain conditions, at the cost value of such assets.

Under such provisions, Telefónica and Telinver have capitalized 996 million in fixed assets for exchange rate losses derived from liabilities in foreign currency disclosed in Note 23.g), existing as of January 6, 2002, which were used for financing such assets. As of March 31, 2002, such assets include accumulated exchange rate losses, net of depreciation, in the amount of 978 million. If financial statements had been inflation-adjusted as mentioned in Note 2.3., the capitalized exchange rate loss would have been reduced to 719 million.

Fixed assets relating to Telefónica' s telecommunications business were valued calculating their recoverable value on the basis of Telefónica's management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding rates evolution which, as described in Note 12.1., derive from the pending renegotiation with the Government, the recoverability of the booked value of fixed assets as of March 31, 2002, in the amount of 5,310 million, will depend on the outcome of such renegotiation.

e) Intangible assets and deferred charges:

Goodwill on investment in companies: represents the excess of the investment cost over the investment valued by the equity method related to: (a) Telefónica's equity interest, for the portion not yet fully amortized, which is amortized over 240 months by the straight-line method, (b) as of March 31, 2002 "goodwill" reflects the acquisition costs of the continuing portion of the internet business that used to be operated by Advance Telecomunicaciones S.A. ("Advance"), Satlink S.A. and Compuserve S.A. Argentina ("Compuserve"), and as of March 31, 2001, "goodwill" reflects the portion of the acquisition costs of the business that used to be operated by Advance, Satlink S.A., Compuserve and Aki S.A. ("Aki"), exceeding such business valuation calculated by the equity method based on financial statements as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates. These goodwills are amortized over a 10-year term by the straight-line method as from the respective acquisition dates and (c) the capital contributions made with issuance premium to ECL (merged into Telefónica in connection with the corporate reorganization mentioned in Note 4.) which respective goodwill is being amortized by the straight-line method over a ten year term.

The recoverable value of the Company's investment in Telefónica and the related goodwill as of March 31, 2002, were evaluated on the basis of the Company's management best estimate of future cash flows of Telefónica, considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding rates evolution which, as described in Note 12.1., derive from the pending negotiation with the Argentine Government, as well as on the results of negotiations of Telefónica to obtain financing or to settle its current liabilities in the normal course of its business and maintain its normal operations, as described in Note 8.1., the recoverability of such investment and the related goodwill as of March 31, 2002, in the amount of 539 million, will depend on the outcome of the above-mentioned issues.

Trademarks were stated at their acquisition cost restated in constant pesos as indicated in Note 2.3. and the license to use the logo was stated at cost, restated in constant pesos in accordance with the above-mentioned note, net of accumulated amortization, which was calculated based on the remaining duration of Telinver contract, until October 2007.

The licenses to use links have been valued at the restated acquisition cost and are amortized by the straight-line method over a fifteen-year term.

The assignment to Telinver of Meller Comunicaciones S.A.'s rights pursuant to the contract for publishing Telefónica's telephone directories and the "not to compete" commitment undertaken by Meller Comunicaciones S.A., are being amortized as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the above-mentioned contracts.

In line with Resolution M.D. No. 3/2002 from the CPCECABA, as described in Note 2.6.d), the Company and Telinver capitalized 254 million and 10 million, respectively, in intangible assets over the six-month period ended March 31, 2002, on account of exchange rate losses generated by liabilities in foreign currency disclosed in Note 23.g) existing as of January 6, 2002, which were used for financing such assets. As of March 31, 2002, such assets include accumulated exchange rate losses, net of amortization, in the amount of 260 million. If financial statements had been inflation-adjusted as mentioned in Note 2.3, the capitalized exchange rate loss would have been reduced to 199 million.

f) Bank and other financial payables:

- In local currency: at nominal value plus interest accrued, payable on the respective maturity dates calculated at the contractual interest rate in effect as of March 31, 2002 and 2001.

- In foreign currency: at nominal value plus interest accrued, payable on the respective maturity dates, converted at the exchange rate in effect at the end of each period or at the exchange rate effective before that date if the exchange rate was not available calculated at the contractual interest rate in effect as of March 31, 2002 and 2001. See Note 22.

g) Income tax and Tax on minimum presumed income:

The Company calculates the Income Tax charge by applying the effective tax rate of 35% to the taxable income for the period. The efective tax rate was calculated by applying the current tax rate of 35% to the taxable income estimated as of the end of the fiscal year. The Company does not consider the effect of temporary differences between Net Income and Taxable Income for the calculation of the income tax provision. Additionally, the Company calculates the Tax on Minimum Presumed Income by applying the effective tax rate of 1% on certain production assets as of the end of the year. This tax is supplementary to Income Tax. The Company's tax liabilities shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

As Cointel estimates that the income tax and the tax on minimum presumed income will not generate any charge at the end of the fiscal year, no income tax or tax on minimum presumed income was accrued for Cointel in the statement of income for the six-month periods ended March 31, 2002 and 2001.

For the fiscal year ended September 30, 2000, Cointel has determined a total charge for minimum presumed income tax of 0.4 million, which was included in "Other receivables". Additionally, as of September 30, 2001, the Company has an accumulated income tax loss carryforward of about 193 million according to the respective tax returns filed as of that date, which might be used to offset the future taxable income as follows:

Last year in which available	Tax loss carryforward
2002	17
2004	48
2005	60
2006	68
	193

Every year in which offsetting is verified, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

In the three-month period ended March 31, 2002, Telefónica has estimated the existence of income tax loss of about 2,072 million and has determined a charge for the tax on minimum presumed income of 12 million, which was capitalized as "Other non-current receivables", because it is estimated as recoverable based on the Company's tax projection. In the three-month fiscal year ended December 31, 2001 and for the six-month period ended March 31, 2001, Telefónica's Income Tax amounted to 30 million and 86 million, respectively. These amounts were higher than the tax on minimum presumed income corresponding to those periods and were charged to expense of each period and included in the "Income Tax" account.

As provided in the Public Emergency and Exchange System Reform Law, the loss resulting from applying the exchange rate as of January 11, 2002 to the Company's net position of assets and liabilities in foreign currency as of January 6, 2002, which amounted to about 232 million, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date.

h) Reserves:

Charges have been recorded for contingencies where it is probable for the Company to incur a liability. When estimating the amount, consideration has been given to the probability of occurrence, after consideration of legal counsel's opinion regarding the matter.

i) Financial Instruments:

Telefónica employs currency swaps to reduce the exposure to fluctuations in the exchange rates of the yen and the euro to the US dollar in relation to the obligations assumed in yens and euro detailed in Note 2.4. Thus, Telefónica ensured a fixed exchange rate for such obligations. Telefónica values the covered obligations at each period's closing exchange rate and also recognizes separately the amounts receivable or payable under such swap agreements upon each closing date. Consequently, any gain/loss deriving from swap agreements is charged to income together with the charges for exchange rate fluctuations related to such covered obligations. The premium in the swap agreements is deferred and amortized by the straight-line method over the life of such agreements.

In addition, as from this year, Telefónica discloses the balance of such financial instruments classified into current and noncurrent based on the maturity of the associated loans. Such disclosure has been made retroactively to March 31, 2001, reclassifying 20 million from current to noncurrent in "Other payables - Financial Instruments".

j) Shareholders' equity accounts:

- Common capital stock: it has been disclosed at nominal value and the adjustment required to restate it in constant pesos as stated in Note 2.3. is carried in the "Adjustment to common capital" account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

- Preferred capital stock: it has been disclosed at its redemption value calculated in accordance with the issuance conditions as explained in Note 5., through the following items:

  - Face value of preferred shares.

  - Adjustment to capital stock: restatement of the preferred shares in constant pesos as stated in Note 2.3.

  - Adjustment to the redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.3. and their redemption value.

- Premium on share issue: this account discloses the additional contribution over and above the face value made by the Class B common shareholders, restated in constant pesos as stated in Note 2.3.

- Legal reserve and unappropriated earnings: restated in constant pesos as stated in Note 2.3.

- Reserve for future dividends: the Shareholders' Meeting of December 18, 2000, voted a 129 million increase in the balance of the reserve for future dividends out of retained earnings as of the prior year-end. The Board of Directors is entitled to reverse such allocation and pay dividends to shareholders at such time as it may deem fit based on the Company's situation and financial ability. However, as described in Notes 7.d) and 21., the Board of Directors is currently not able to dispose such reserve for paying cash dividends.

k) Statement of income accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Charges for consumption of nonmonetary assets valued at historical cost are computed based on adjusted amounts of such assets as stated in Note 2.3. The accounts which accumulate monetary transactions are not restated. See Note 2.3.

The line "Net loss of Telefónica's spun-off businesses" includes the income/loss of the businesses that were spun-off, whether from Telefónica, or from companies which Telefónica used to control or joint control until the spin-off. See Note 4.

2.7. Fiscal year-end change

On September 18, 2001, the Special Shareholders' Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing Telefónica's fiscal year-end from September 30 to December 31 of each year. The Comisión Nacional de Comunicaciones ("CNC") issued resolution No. 1,322 whereby it authorized Telefónica to change its fiscal year-end date.

2.8. Amounts expressed in million of Argentine pesos

The amounts in million of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.9. Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the FACPCE approved Technical Resolutions ("RT") Nos. 16, 17, 18 and 19, which provide for changes in professional accounting principles related to valuation and disclosure. On the other hand, on December 21, 2001, CPCECABA approved, with certain modifications, such RTs through its resolutions Nos. 238, 243, 261 and 262 and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV is analyzing the scope and timing for adopting such standards.

3. BREAKDOWN OF THE MAIN ACCOUNTS (amounts expressed in million of Argentine pesos)

As of the end of each period, the main accounts were made up as follows (foreign currency balances are presented in Note 23.g):

a) Cash and banks:

	2002	2001
Cash	12	1
Banks (1)	54	20
	66	21

(1) In 2002, includes 16 million from provincial bonds, which circulate in lieu of currency.

b) Trade receivables:

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Past due (1)	585	52 (3)	507	-
Current (2)	360	-	448	-
Subtotal	945	52	955	-
Allowance for doubtful accounts (Note 23.e)	(333)	(38)	(198)	-
Total	612	14	757	-

(1) As a result of the refinancing of past-due receivables, about 27 million of refinanced receivables are disclosed as current receivables as of March 31, 2002.

(2) Includes approximately 14 million and 68 million that were to be adjustable for variation in the Gold Francs and U.S. dollar exchange rate, respectively. However, Law No.25,561, effective January 6, 2002 resolves to cancel any adjustment clause for variations in U.S. dollar or any other foreign currency exchange rate in public services commitments (see Note 12.1.).

(3) See Note 2.4.

c) **Inventories:**

	Current	
	2002	2001
Raw materials and supplies	2	3
Directories in edition process	8	10
Telephony equipment	10	33
Subtotal	20	46
Allowance for impairment in value and slow turnover (1)	(7)	(4)
Total	13	42

(1) See Note 23.e)

d) **Other receivables:**

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	7	-	8	-
Prepayments to vendors	9	-	9	-
Prepaid rentals (1)	6	2	5	9
Prepaid services	14	3	24	2
Related companies – Telefónica Comunicaciones Personales S.A. ("TCP"), Advance and Atento Argentina S.A. ("Atento")	75	-	57	-
Related companies – Telefónica Holding de Argentina S.A. ("THA")	19	-	-	-
Tax credit certificates (2)	6	17	-	-
Legal deposits	4	-	5	-
Value Added Tax	1	-	-	-
Tax on minimum presumed income	-	17	-	1
Patriotic Bond (3)	1	87	-	-
Other	36	2	46	3
Total	178	128	154	15

(1) Expiring in October 2003.
(2) See Note 15.2.
(3) See Note 15.1.

e) **Trade payables:**

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	342	-	239	1
Management fee	48	-	26	-
Billing on account and behalf of cellular and audiotex companies	29	-	32	-
Services collected in advance – Emergia Argentina S.A.	3	30	4	31
Prepayments from customers	2	-	-	-
Other	24	-	8	-
Total	448	30	309	32

f) Bank and other financial payables:

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	8	-	31	-
Bank loans and long-term financing	158	397	244	208
Import financing	60	37	44	34
Related company – TISA (2)	2,729	-	679	-
Negotiable obligations (1)	385	2,721	441	1,169
Total	3,340	3,155	1,439	1,411

(1) See issuance conditions in Notes 8.2.2. and 8.3.1.
(2) In 2002, includes 171 million corresponding to the Company, (see Note 10.2.), 2,450 million corresponding to Telefónica (see Note 10.2.4.) and 108 million corresponding to Telinver.

g) Payroll and social security taxes payable:

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	39	-	32	-
Social security taxes payable	11	-	11	-
Pre-retirement agreements (1)	12	37	10	38
Other	7	-	11	-
Total	69	37	64	38

(1) Pre-retirement agreements mature through 2009, and do not have adjustment clause. The amount includes 7 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the year between the date of the agreements and March 31, 2002 and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.

h) Taxes payable:

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Income tax accrual (net of prepayments)	-	-	28	-
Turnover tax accrual (net of prepayment)	15	-	19	-
Health and safety assessment	16	-	14	-
Value added tax	24	-	2	-
Tax on minimum presumed income	-	12	-	
Other	8	-	11	-
Total	63	12	74	-

i) **Other payables:**

	2002		2001	
	Current	Noncurrent	Current	Noncurrent
Financial instrument	3	50	-	20
International Telecommunications Union	21	-	16	-
Debt with TYSSA Telecomunicaciones y Sistemas S.A. ("TYSSA"), TCP and Atento	2	-	-	-
Advances for advertising	-	-	4	-
Other	25	33	22	45
Total	51	83	42	65

j) **Cost of services provided:**

	2002	2001
Telecommunications services (Note 23.h)	652	645
Cost of services provided (Note 23.f)	23	57
Total	675	702

k) **Aging of assets and liabilities:**

	Assets		Liabilities	
	Investments	Receivables	Loans (b)	Other payables (c)
Past-due (a):				
Up to three months	-	239	-	42
From three to six months	-	109	-	14
From six to nine months	-	65	-	7
From nine to twelve months	-	40	-	3
From one to two years	-	88	-	2
From two to three years	-	98	-	6
At sight:	-	44	47	67
Current:				
Up to three months	98	437	1,488	433
From three to six months	-	29	1,216	19
From six to nine months	-	15	552	8
From nine to twelve months	-	13	37	30
From one to two years	-	92	98	37
From two to three years	-	24	1,762	24
From three to four years	-	-	77	19
From four to five years	-	-	36	17
Over five years	-	12	1,182	64
Subtotal	98	1,303	6,495	792
Allowance for doubtful accounts	-	(371)	-	-
Benefits under the Collective Labor Agreements	-	-	-	1
Total	98	932	6,495	793
Percentage accruing interest at fixed rate	100	6	50	- (e)
Percentage accruing interest at variable rate	-	53 (d)	50	-
Average interest rate	2%	51% (d)	9%	9%

(a) Receivables balances include 52 million classified as non-current taking into account Telefónica's management estimates regarding probable collection terms (see Note 2.4.)
(b) Includes bank and other financial payables.
(c) Includes total liabilities except loans and reserves.
(d) Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The indicated rate corresponds to bills collected with such surcharges.
(e) Percentage less than 1%.

4. CORPORATE REORGANIZATION

4.1. Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. The Telefónica shares subject to the TESA tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transactions described in Note 10.2.1. -"Agreement signed by the Company's Shareholders"-, 98% of Telefónica voting rights are indirectly controlled by TESA.

4.2. Telefónica reorganization

As a consequence of TESA's plan to effect a global reorganization of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company's and Telefónica's Board of Directors and Telefónica's Special Shareholders' Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefónica, and consequently the Company, no longer hold an interest in TCP, Advance and TYSSA, whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders' Meetings of Telefónica and the above-mentioned subsidiaries, Telefónica's equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica's capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company and Telefónica's Board of Directors and Telefónica's Special Shareholders' Meeting, the minority shareholders that are not related to TESA exchanged their Telefónica shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Telefónica's capital reduction amounted to approximately 395 million, from 2,141 million down to 1,746 million by setting 394,789,234 class B shares, face value $1 per share. The effect of the reorganization on Telefónica's Shareholders' equity as of October 31, 2000, which amounted to 625 million, was allocated to proportionately reduce the capital stock. The remaining amount was allocated to reduce the balance of the "Irrevocable capital contributions for future subscriptions" and "Comprehensive adjustment to irrevocable capital contributions for future subscriptions" accounts until the balances were exhausted, and "Comprehensive capital stock adjustment" account. The effect on spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, which amounts to a net assets decrease of 24 million, has been allocated to Telefónica's amount of "Unappropriated retained earnings" as of the effective reorganization date. On July 26, 2001 the CNV issued Resolutions 13,907, 13,908 and 13,909 whereby it approved the public offering filing of Advance and Telefónica Móviles Argentina S.A. ("TMA", an Argentine company indirectly controlled by TESA) and consented to the corporate reorganization described in this note. Registration with the Public Registry of Commerce of the above-mentioned reorganization became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. Total treasury shares amount to 2,355 and were acquired in the amount of $1.021 per share. According to the Argentine Business Association Law No. 19,550 ("LSC"), these shares must be sold within 1 year of acquisition.

As a consequence of the above-mentioned transactions, the Company did not receive shares of the companies into which the spun-off businesses were merged. Consequently, as from the effective reorganization date (February 1, 2001) the Company's equity interest in Telefónica Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

Telefónica reorganization transactions did not change the Company's financial position as of October 31, 2000, as the shareholding interest increase in Telefónica described above was compensated by Telefónica's shareholders' equity reduction resulting from the reorganization transactions. The effect of Telefónica's spun-off assets and liabilities amounting to 2 million, which is the result of: a) the increase of the Company's ownership interest in Telefónica as from the effective reorganization date, b) the effect of the spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, and c) the differential of the Company's ownership interest in Telefónica (from 51.0% to 62.5%) on the dividends approved by Telefónica on March 12, 2001, has been allocated to Cointel's balance of "Unappropiated retained earnings" in Cointel's statement of changes in shareholders' equity for the year ended September 30, 2001.

Described below are the commitments approved by Telefónica, TCP, Telinver, TMA and Advance Board of Directors and Special Shareholders' Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a) Agreement between Telefónica, Telinver, TCP and Advance whereby:

- Telinver spun-off the assets and liabilities related to the sale of equipment and point of sales network businesses and those assets and liabilities were merged into Telefónica.

- TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band "B" of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Metropolitan Area, Rosario, Santa Fe, Córdoba, Rio Cuarto, Catamarca, Resistencia, Paraná, Concordia, Tucumán, Corrientes, La Rioja, Jujuy, Salta, Posadas, Formosa, Santiago del Estero, Neuquén, Mendoza and Bahía Blanca. The authorization had been granted to Aki under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica.

- Advance spun-off certain assets and liabilities related to the Internet Access business (including all its customers other than corporate customers), point-to-point lines in the southern region, 80% of the Starnet network, 80% of the Satellite Network (equivalent to 40% of all such network) and 100% of the IP network (Internet Protocol Network). Those assets and liabilities were merged into Telefónica.

According to the commitment, the above-mentioned spin-off-mergers were effective as from January 1, 2001 ("Date of the First Reorganization").

b) Agreement between Telefónica, Advance and TMA whereby Telefónica spun-off: (i) the assets and liabilities related to the data business, including Telefónica's international data business (comprised of 100% of the identifiable assets necessary for the provision of international data services, 14.40%, 29.56%, 23.60%, 19.30%, 80%, 16.67%, 63.64% and 15.79% of the Unisur A Segment, Unisur B Segment, Unisur C Segment, Americas I, Americas II, Panamericano, Atlantis II and Columbus cables, respectively, 10.94% of the rights of use of the Transbrasil cable and certain receivables and liabilities related to such business), the portion of Telefónica's goodwill related to the Advance data business and the ownership interests in Advance, and (ii) Telefónica's consulting business (related to Telefónica's interest in TYSSA) that were merged into Advance. In this sense, Advance reduced its capital stock and shareholders' equity as a consequence of having received its own shares from Telefónica. Additionally, Telefónica spun-off the mobile communications business related to Telefonica's interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 ("Date of the Second Reorganization").

The shares resulting from Advance and TMA capital increases related to the incorporation of Telefónica's assets and liabilities spun-off mentioned in the preceding paragraph, have been exchanged for Telefónica's shares held by Telefónica Datacorp. S.A. and Telefónica Móviles S.A. (companies indirectly controlled by TESA), respectively and by Telefónica's minority shareholders.

c) As from February 1, 2001 ("Date of the Third Reorganization"), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in ECL. The preliminary spin-off/merger agreement was approved by Telefónica's Board of Directors and Special Shareholders' Meeting on February 15, 2001 and March 30, 2001, respectively.

The companies agreed to use spin-off-merger-purpose balance sheets as of October 31, 2000 in the case of the reorganizations described in a) and b) and December 31, 2000 in the case of the reorganization described in c) above, for the purpose of obtaining the reorganization approvals by the Board of Directors and Shareholders' Meetings of the companies. Considering the effective Date of the First Reorganization, the Second Reorganization and the Third Reorganization (the "Reorganization Dates") established in the related spin-off-merger agreements, the shareholders' equity computed for purposes of these reorganizations included the changes arising out of the operations of the spun-off businesses from November 1, 2000 (in the case of the reorganizations described in a) and b)), and from January 1, 2001 (in the case of the reorganization described in c)) to the respective Reorganization Dates.

Due to the tax effects of the reorganization and regarding its exemption from income and value-added taxes, section 77 of the income tax law provides that Telefónica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

a) the activities developed by the reorganized companies (or similar activities), and

b) its shares listed on self-regulated stock-exchange markets (or, otherwise, Telefónica shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

Telefónica and its indirect controlling company intend to fulfill the requirements mentioned in a) and b) above.

The following tables show the approximate effect of the spun-off businesses on the consolidated statements of income and cash flows for the six-month period ended March 31, 2001.

- Consolidated loss of Telefónica's spun-off businesses:

  The results of operations related to Telefónica's spun-off businesses for six-month period ended March 31, 2001, are as follows:

	2001 (a)
Net revenues	292
Cost of services provided	(186)
Administrative expenses	(36)
Selling expenses	(87)
Operating loss	(17)
Financial loss on assets	(2)
Financial loss on liabilities	(22)
Net loss of spun-off businesses	(41)
Minority interest of spun-off businesses	20
Company's interest in loss of spun-off businesses	(21)

(a) Includes operations for the four-month period up to the effective reorganization date.

- Consolidated cash flows of the spun-off businesses:

  The effect of the spun-off operations in the cash flows for the six-month period ended March 31, 2001, is as follows:

	2001 (a)
Cash used in operating activities	(6)
Cash used in investment activities	(33)
Cash provided by financing activities	113
Total net cash provided by spun-off businesses	74

(a) Includes operations for the four-month period up to the effective reorganization date.

6. PREFERRED SHARES

As detailed in the Statement of changes in shareholders' equity and in Note 6., the Company's capital stock is comprised of common and preferred shares. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares and the latter and common shares and the redemption of preferred shares, as may be seen from the issuance minutes, are as follows:

a) Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b) The redemption value of preferred capital is established in US dollars.

c) The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company's fiscal year-end. The Special Shareholders' Meeting held on June 29, 1998, resolved to modify the Company's year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company's year-end date.

d) Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e) Preferred dividend payment dates are as follows:

   1. Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003.

   2. Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007.

   On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f) Preferred capital amortization dates are as follows:

   1. Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders' Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905).

   2. Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders' Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921).

g) Preferred dividend payment and preferred capital amortization shall be made in pesos.

h) For the preferred capital amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

i) If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date.

j) In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

k) The Company, among other provisions detailed in the issuance conditions, has agreed:

1. Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2. To control decisions inside the Board of Directors and General Shareholders' Meetings of the controlled company.

3. To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company and to incur no debt through debentures or Negotiable obligations or debt securities of any kind or otherwise that shall cause all the debts of the Company to exceed at any time the amount of US$50 million over and above the liabilities of the Company as of the date of approval of the Issuance Conditions without the prior approval of the holders of Preferred Stock as above.

As of the date of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock.

l) The holders of Preferred Stock shall have no right to receive stock dividends of any class whether from capitalization of reserves, capital adjustments or otherwise.

m) The holders of Preferred Stock shall have no voting rights except (i) as provided in Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and, (iii) if there is any preferred capital unredeemed and in default. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of March 31, 2002 as established in the issuance clauses, is as follows:

Class of Preferred Stock	Capital stock (1)		Accumulated dividends as of December 31, 2001 (In million of US$) (2)	Twelfth preferred dividend period (In million of US$) (3)	Total preferred dividends (In million of US$)
	Face value in million of Argentine pesos	Amount in million of US$			
"A"	2	3	-	-	-
"B"	13	24	2	-	2
	14 (4)	27	2	-	2

(1) See Note 6.
(2) It is related to the preferred dividends accrued during the twelve-month period ended December 31, 2001, which are unpaid as of March 31, 2001.
(3) Preferred dividends accrued during the three-month period ended March 31, 2002 for Class A and B preferred stock, as stated in the issuance conditions, amounted to approximately US$23,000 and US$384,000, respectively.
(4) The table may not sum due to rounding in millions.

As of March 31, 2002 preferred stock adjusted for inflation as stated in Note 2.3. amounts to 26 million, while preferred capital stock determined in accordance with the issuance clauses amounts to 78 million. The Company believes that the increase of 52 million in the value of preferred stock represents a redistribution of the total value of the Company's capital stock between its common and preferred shareholders. The increase as of March 31, 2002 is comprised of a 1 million beginning balance and an increase of 51 million, generated by exchange rate differences on net balance of the preferred stock, which is denominated in US dollars.

The issuance provisions of the Company's preferred A and B shares provide that, should there be no realized income and in cash or freely available reserves, the Company would not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Accordingly to the above-mentioned and the situations described in Notes 7.d) and 22. the Company did not amortize preferred stock neither pay the respective preferred dividends corresponding to the eleventh period, which matured on April 30, 2002.

6. CAPITAL STOCK

Below is the Company's capital status as of March 31, 2002:

	Subscribed, paid in, issued and registered with the Public Registry of Commerce
Common shares, series "A" (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series "B" (Face value $0.10, one vote per share)	89,147,519.90
Subtotal	530,640,299.60
Class "A" Preferred Shares (Redemption value US$3,280,000)	1,731,840.00
Class "B" Preferred Shares (Redemption value US$24,180,000)	12,767,040.00
Subtotal	14,498,880.00
Total	545,139,179.60

The Special Shareholders' Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920) and US$4,030,000 (face value 2,127,840), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

7. LIST OF CONDITIONS AND THE TRANSFER CONTRACT – EXCLUSIVITY OF THE LICENSE - OTHER RESTRICTIONS

a) The regulations governing ENTel's privatization state that, upon the occurrence of certain defaults under the List of Conditions for ENTel's privatization and after imposing other penalties such as warning and fines, the license which the controlled company holds for providing the telecommunications service may be revoked upon the fulfillment of the proceedings set forth in the List of Conditions "List". Upon such revocation, the Company must transfer Telefónica's shares to the National Telecommunications Commission ("CNT"), now the CNC, so that it may proceed to sell the shares by public offering. However, this revocation will not be effected if the Company incurs in any of these situations under prior authorization by the Regulatory Authority.

The principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract still in force are as follows:

1. Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines. The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way. Additionally, Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica's main business and principal place of business in Argentina may not be changed.

2. THA and Telefónica International Holding B.V. ("TIHBV"), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3. The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica's total capital with voting rights, without prior authorization by the Regulatory Authority.

In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly to permit other providers to interconnect to the Company's network (including voice and data transmission services), and the installation of a minimum number of new lines.

In the opinion of the Company's management, the Company and Telefónica have met all of the above-mentioned obligations.

b) Although the effectiveness of Decree No. 264/98 (mentioned in Note 1.) was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree No. 264/98, and Telefónica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend toward increasing competition.

Decree No. 264/98 issued by the National Executive Power, established subject to the results of the above-mentioned legal proceedings, a period of transition to competition in the telecommunications industry, during which all of Telefónica's rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000.

In this context, the SC issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1000, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica's obligations under the license mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market as from November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers' obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition would not materially and adversely affect the business, the financial conditions or results of operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica's management, the implementation of Telefónica's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

Furthermore, Telefónica has signed a Management Agreement with the operator TESA. Under this Agreement, the full management of Telefónica is entrusted to the Operator. Such agreement was extended through 2003 and may be extended again through 2008, at the operator's option.

c) Legal reserve: In accordance with Argentine legal requirements currently in force, 5% of the year's realized income must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d) Dividends: as far as the restrictions related to the dividends of preferred and common shareholders are concerned, see Note 5.

As of March 31, 2002, the Company has negative retained earnings of 2,003 million and a reserve for future dividends of 381 million. Consequently, the dividend distribution is restricted. See Note 21.

8. FINANCIAL DEBT

8.1. Financing

The Company has funded the working capital requirements, interest payments and amortization of debt out of dividends from Telefónica. Also, if the Company had to obtain funds from other sources for these or any other purposes, it could obtain external financing from banks or institutional lenders, from capital markets, additional issuances of equity securities, and loans from related companies granted under market conditions. Telefónica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing.

As of March 31, 2002, consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of 3,350 million (equivalent to US$1,172 million as of March 31, 2002).

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica's investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 22., as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company and Telefónica to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the Central Bank of Argentina ("B.C.R.A.") provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 8, 2002, shall require B.C.R.A. previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities. Subsequent regulations of the B.C.R.A. established that from March 25, 2002 to August 12, 2002, such institution must authorize any payment of principal or interest on financial debts abroad, except for the above-mentioned organizations.

While the above restriction is in force, or should it be maintained beyond August 12, 2002, the Company and Telefónica are unable to ensure that the B.C.R.A. will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to 3.0 billion. In addition, the amount of 3,155 million classified as noncurrent in the balance sheet, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above. If default is declared on the basis of the above-mentioned reason, amounts that were disclosed as noncurrent in the balance sheet as of March 31, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

THA, a shareholder of the Company, is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has so agreed with Cointel, to use its best efforts to provide such financing directly or indirectly and, subject to THA's own fund availability, which depends on the evolution of the issues affecting THA's financial situation.

On the other hand, TESA has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company's and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheet as of March 31, 2002 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

8.2. The Company

8.2.1. Repurchase agreements involving Telefónica Class B shares

During the first quarter of 1998, the Company executed agreements with Merrill Lynch International ("ML") and Nomura Bank International Plc. ("Nomura") whereby the former delivered 40.2 million Telefónica Class B shares, with the obligation to repurchase such shares on May 28, 2003 for US$123 million under the respective repurchase agreement. These agreements accrued interest at a fixed rate of 8.125% and 7.825% on principal amounts of US$82 million and US$41 million, respectively; such interest was to be paid semiannually, on February 27 and August 27 of each year for the debt of US$82 million and on March 11 and September 11 of each year for the debt of US$41 million, through May 28, 2003, when the transaction fell due.

Due to the above-mentioned transactions the Company booked since 1998 a loan secured by Telefónica shares which was allocated in the balance of the "Noncurrent – Banks and other financial payables" and classified 40.2 million Telefónica Class B shares freely disposable as noncurrent, valuing them at their market value net of estimated selling expenses at the end of each period.

On June 30, 2000, Nomura and ML subscribed an agreement pursuant to which Nomura has transferred all its rights under the contract described in the first paragraph to ML.

On June 5, 2001, the Company and ML executed a termination agreement whereby Cointel paid ML a total of US$132.6 million (out of which US$125.6 million was for principal and interest and US$7 million was the early settlement charge). ML delivered to Cointel 40.2

million Telefónica shares and both parties agreed to terminate the repurchase agreements executed in 1998. In view of the above and of the plans of the Company's controlling shareholder, TESA, the Company's management has ceased to consider such shares as freely available and decided that they will be used to maintain a controlling shareholding in Telefónica. Accordingly, as from September 30, 2001, such shares are carried in noncurrent assets together with Telefónica Class A shares and are valued by the equity method. As of March 31, 2001, and as described in the second paragraph of this note, the Company valued such shares at their listed price less estimated selling expenses; recognizing a loss amounting to 53 million for the six-month period ended March 31, 2001, corresponding to the difference in the listed price of investments.

In addition, on March 6, 1998 the Company had granted ML a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of 6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML has the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA's shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer described in Note 4.1. If, on May 28, 2003, the market price of TESA ADRs is higher than 104.85 (the exercise price), ML may acquire from the Company 2.23 million TESA ADRs at the exercise price. The call option market value as of March 31, 2002 amounts to US$29,670.

8.2.2. Negotiable obligations

The Regular and Special Shareholders' Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the "Program"). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different classes and/or successive series, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders' Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, the Company's Board of Directors decided the issuance of two series of Negotiable obligations: "A" Series for US$225 million and "B" Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a) Face value: US$1 and $1 for the "A" and "B" Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b) The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in US dollars in the case of the "A" Series, and in US dollars or Argentine pesos in the case of the "B" Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c) The securities accrue an annual interest of 8.85% and 10.375% on "A" Series and "B" Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d) This issuance does not constitute either a secured or a subordinated debt of the Company, ranking pari-passu -with no preferences- in respect of the Company's current and future unsecured and unsubordinated debts.

The prospectus for this issuance gives a detailed description of its terms and conditions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, the sale of all or a significant proportion of the Company's assets, the loss of control over Telefónica's corporate decisions and noncompliance with certain financial ratios.

The meetings of the Holders of the Company's Negotiable obligations were held on December 28, 2000. Those meetings approved certain amendments to the terms and conditions of issuance of those negotiable obligations which allowed TESA's reorganization described in Note 4. The Company paid bondholders that approved the reorganization an "authorization fee" equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 2.2 million plus 1.3 million corresponding to fees and other related expenses. Additionally, the Company obtained the approval for the amendments to other debt agreements that permitted TESA's reorganization.

8.2.3. Other financial debt

On April 30, 1997 a debt instrument was issued in favor of a preferred shareholder who accepted an early redemption of Class B preferred shares, for a face value of US$23 million with an interest rate equal to the dividend of the preferred shares being redeemed and amortization of the principal amount in ten equal and consecutive annual installments as from April 30, 1998. Principal amount plus interest accrued through March 31, 2002 amounts to US$14.5 million. This debt instrument was cancelled on May 9, 2002 (see Note 24.2.)

8.3. Telefónica

8.3.1. Negotiable obligations

As of March 31, 2002, there are three Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in millions)	Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$ 300	10	11/2004	11.875	(b)
05/98	US$ 400 (a)	10	05/2008	9.125	(b)
07/99	US$ 100	3	07/2002	9.875	(b)

(a) In August 1998, Telefónica bought and cancelled in advance US$31.5 million of the first class under the global program. Accordingly, the amount of principal owed as of March 31, 2002, for such issuance is US$368.5 million.

(b) Financing of capital expenditures in Argentina.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless Telefónica's commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bondholders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others.

Telefónica has a global program in effect to issue Negotiable obligations for a total of up to US$1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of Negotiable obligations of May 1998 and July 1999 have been issued under that program. Telefónica obtained an authorization to make public offering of Negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

8.3.2.Long-term financing

Telefónica has borrowed funds from major financial institutions in an amount of 364 million. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Telefónica has received from a foreign organization not related to Telefónica a credit facility for an amount of US$14 million, which is due for payment in the long term under originally agreed conditions. Under certain covenants included in the loan agreement executed with such organization, and due to the effects of the Argentine economic crisis on Telefónica's financial statements and financial position, the creditor has become entitled to declare, upon expiry of the stipulated grace period, the amount receivable from Telefónica to be immediately due and payable. On April 26, 2002, Telefónica has requested from the creditor a specific waiver regarding such instances of noncompliance, which was obtained as it relates to financial statements as of March 31, 2002.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

8.3.3. Other financing – Related Parties

As of March 31, 2002, Telefónica owed a total amount of approximately 2,450 million (US$860 million as of March 31, 2002) to related parties, which matures until October 2002 (see Note 10.2.4.). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica's payables ("events of anticipated maturity") if there are changes in Telefónica's equity, economic and financial situation that due to their adverse nature may affect Telefónica's capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts. The creditor has advised Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

9. REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, ENTel in liquidation issued Resolution No. 96/94 whereby it undertakes to perform all acts necessary to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel's commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of March 31, 2002 these assets have a net book value of about 297 million, of which approximately 267 million have been registered in Telefónica's name. In Telefónica's opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica's Management opinion, the final outcome of this matter will not have a significant impact on Telefónica's results of operations and/or its financial position.

10. ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

10.1. Affiliates (amounts expressed in million of Argentine pesos)

10.1.1. Telinver (See Note 4.)

On December 29, 2000 and June 28, 2001, Telefónica made irrevocable capital contributions to Telinver in an amount of 17 million and 36 million, respectively, the first one through the settlement of certain receivables outstanding with Telinver.

On June 26, 2001, the Special Shareholders' Meeting of Telinver decided to use the Reserve for future dividends distributing cash dividends of 32 million to Telefónica on June 29, 2001.

Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$36 million and, in addition, total liabilities exceed total assets, resulting in negative shareholders' equity in the amount of 21 million. Should the situation remain unchanged in the annual financial statements as of December 31, 2002, Telinver will fall under the conditions for mandatory dissolution for loss of company capital due to accumulated losses set forth in Section 94 of the LSC. Telefónica is evaluating Telinver's financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans and negative shareholders' equity for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly and, if necessary, making the required capital contributions subject to Telefonica's own fund availability, which depends on the evolution of the issues affecting Telefonica's financial situation and cash flows described in Notes 8.1. and 12.

10.1.2. ECL

As of March 31, 2002, Telefónica holds together with Alto Palermo S.A. ("APSA") a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of US$12 million, 75% of which is to be contributed by Telefónica.

10.2. Parent companies and related companies

Parent Companies

Until December 15, 2000, THA provided all administrative services required by the Company, billing approximately US$174,000 annually. Starting from this date, these services are provided by Telefónica. During the six-month period ended March 31, 2002, the Company received services from Telefónica for approximately 45,000 for administrative services.

During the year ended September 30, 2001, TESA (as lender) and the Company (as borrower) had executed four loan agreements. These loans accrued interest at three-month LIBOR plus a differential, payable quarterly; the principal had a fixed repayment term as from disbursement date, renewable automatically unless TESA notifies in writing its intention not to extend the contract at least three business days before expiration date. In addition, under the terms of these loans, TISA guaranteed TESA that all obligations and liabilities under the loans would be met, undertaking joint and several liability with the Company. In consideration for the guarantee provided by TISA and while such guarantee remains in effect, Cointel would pay TISA a fee per annum on the amount guaranteed. On November 8 and 15, 2001, the Company made early partial repayment, for a face value of US$92 million, of the principal of the loan that had been granted by TESA for a total amount of 127.5 million, plus 0.9 million in interest and fees for the guarantee.

On December 12, 2001, and as a result of an internal restructuring process of Telefónica Group's business in Argentina, the Company executed an assignment agreement with TESA and TISA whereby TESA assigned TISA all the rights and obligations applicable under the above-mentioned loan agreements; as of such date, the principal amounted to US$56.8 million. In addition, it was agreed that the guarantee commission to be paid by the Company to TISA under the original agreements would be added to the differential interest originally established. Subsequently, the Company and TISA executed an amendment to these loan agreements whereby the differential was increased as disclosed below and they agreed that TISA could determine, prior written notice, the capitalization of accrued interests as of each due date. As of March 31, 2002, capitalized interests under the above-mentioned loans amounted to US$0.6 million.

The detail of the loans, after the restructuring process described in the preceding paragraph, is as follows:

Agreement date	Principal (in million of US$)	Differential interest (%)	Period maturity
06-01	127.6 (a)	7.0 (c)	Annual
07-01	10.0	7.0 (c)	Semiannual
07-01	9.0	7.0 (c)	Semiannual
09-01	4.2 (b)	9.0 (d)	Semiannual

(a) On November 8 and 15, 2001, the Company made early partial repayments, for a face value of US$92 million. Consequently, as of March 31, 2002, the principal amounted to US$35.9 million, which includes US$0.4 million corresponding to capitalized interests.
(b) TESA delivered to the Company US$1 million, US$1.7 million and US$1.5 million on September 17, 26, and 28, 2001, respectively.
(c) The interest rate computable is LIBO plus 7.0%
(d) The interest rate computable is LIBO plus 9.0%.

As of March 31, 2002, the book value of the above-mentioned loans amounts to US$59.9 million of which US$59.4 million corresponds to the principal amount and approximately US$0.5 million to interests.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company's controlling shareholders, the Company or its affiliates defaulting on their obligations, changes in the Company's main business activity and should the Company or any its affiliates lose the government licenses obtained and should the Company's financial and economic position be altered in such a way that, based on the adverse nature thereof, they could affect the Company's ability to meet the terms and conditions assumed on such agreement should there be any restrictions affecting its ability to settle the payables to TISA. Through a letter dated February 25, 2002, TISA has advised the Company that for the twelve-month period as from February 25, 2002, (beyond the due date of such debts): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company's ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company's failure to meet certain financial ratios.

On January 30 and 31, 2002 Telefónica and the Company subscribed two loan agreements whereby Telefónica delivered to the Company US$6.8 million and 9.6 million. The above-mentioned loan agreements matured on March 1, 2002. On such date, the principal amount plus accrued interest of these loan agreements were renewed, establishing April 12, 2002 as maturity day (see Note 24.1.). As of March 31, 2002, the book value of the above-mentioned loans amount to US$7 million and 9.9 million, corresponding to the principal amount plus accrued interests. As of the date of issuance of these financial statements, Telefónica transferred these loans to TISA. See Note 24.1.

During the six-month period ended March 31, 2002, the Company accrued interest and fees with companies relating to Section 33 of the LSC for an amount of 4.5 million.

During the six month periods ended March 31, 2002 and 2001, the Company collected cash dividends for an amount of 97 million and 79 million, respectively, from its investment in Telefónica.

Telefónica's shareholders' equity

As of March 31, 2002, due to the situation described in Note 22., Telefónica carries accumulated losses amounting to 2,507 million, which have consumed reserves and more than fifty per cent of capital stock.

Should the situation remain unchanged in the annual financial statements as of December 31, 2002, Telefónica would fall under the conditions for mandatory capital stock reduction due to accumulated losses set forth in Section 206 of the LSC. Such reduction will be required unless shareholders agree to restore capital.

Telefónica's Management is continually assessing the development of the above mentioned situation and its impact on Telefónica's financial position and results of operations.

As of the date of issuance of these financial statements Telefónica cannot provide any assurance that, should the situation described above occur, the shareholders would decide to restore capital stock nor that Telefónica, consequently, would be able to maintain the ordinary development of operations.

Balances with Cointel's related Companies

As of March 31, 2001, Cointel's balances with related companies amounted to 21 million and 2 million corresponding to the principal amount and accrued interests of loans, respectively, with Citibank N.A. – New York. As of March 31, 2002, Citibank N.A. – New York is not Cointel's related company. See Note 10.2.1. Additionally, during the six-month period ended March 31, 2001, the Company accrued interest with related parties for an amount of 1.2 million.

10.2.1. Agreement signed by the Company's Shareholders

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated ("Hicks Muse"), including República Holdings, Ltd. and a Citibank N.A. affiliate ("CEI affiliates") and TESA have entered into a Stock Exchange Agreement (the "Contract"), in relation with certain future transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA' s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

10.2.2. TCP (See Note 4.)

In July 1999, Telefónica provided to the Argentine Government for the benefit of TCP performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million and (jointly with Telecom Argentina Stet France Telecom S.A. ("Telecom")) US$45 million. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above.

10.2.3. Advance (See Note 4.)

On August 20, 1999, the CNC charged Telefónica and Advance with noncompliance with Decree No. 62/90 and Decree No. 266/98 for alleged infringement of the provisions on subsidies granted by the Basic Telephone Service Licensees to their subsidiaries and affiliates. On September 30, 1999, Telefónica provided the relevant defenses, and as of the date of these financial statements, the issue is pending resolution by the CNC. In the opinion of Telefónica's management and its legal advisors, there are reasonable legal grounds to consider that the possibility of an adverse outcome is unlikely and remote.

10.2.4. Telefónica's outstanding balances and transactions with related companies (amounts expressed in million of Argentine pesos)

The common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefónica such as the dividend policy and preferential rights held by some of them (members of the consortium, as defined in the Transfer Agreement, and its affiliates) to provide assets and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with the Company's shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by other third parties related to the Company's shareholders.

The expense recognized in the consolidated financial statements under the management agreement with the operator, the transactions with other shareholders related to the furnishing of goods and services, and certain charges related to bank commissions, interest and administrative services during the six-month periods ended March 31, 2002 and 2001 are as follows:

	2002	2001
Management fee	47	58
Supply of goods and services	39	15
Interest charges	30	1

Transactions with Banco República relating to rental expenses and other ancillary services amounted to 3 million during the six-month period ended March 31, 2001 and 1 million for the period from October 1 through December 30, 2001 (date on which the República Group divested of its interest in Telefónica Group). As of December 31, 2001, Banco República is not longer a company related to Telefónica.

Telefónica's balances with the operator and other of the Company's shareholders and other related companies as of March 31, 2002 and 2001 are (in million of Argentine pesos):

	Asset / (Liability)	
	2002	2001 (1)
Bank deposits	-	8
Prepaid rent	-	14
Related companies receivables	131	61
Prepaid expenses	-	14
Related companies payables	(83)	(68)
Top Program coverage cost-TESA (see Note 16.)	(6)	-
Credit balances with banks	-	(22)
Bank and other financial payables – TISA (2)	(2,450)	(616)

(1) Includes transactions with TCP, Advance and TYSSA, which were subsidiaries through the spin-off date (see Note 4.). Additionally, it includes receivables from and payables to companies related to Citigroup and the República Group that sold their interest in Telefónica as of December 31, 2001.

(2) See Note 8.3.3.

On May 28, 2001, the National Executive Power issued Decree N° 677/01 which provides that any minority shareholder of Telefónica may demand that TESA makes a purchase offer to all of Telefónica's minority shareholders, in which case TESA could make an acquisition statement of Telefónica's capital stock owned by third parties or make a tender offer of such Telefónica's shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders' listed shares. Should any of the above transactions be conducted, once the acquisition has been completed and the established procedure has been met, Telefónica would be automatically left outside from the share public trading and listing system. However, Telefónica's negotiable obligations would still remain in such system.

11. COMMITMENTS

11.1. IBM – Telefónica Contract

On March 27, 2000, Telefónica's Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica's information systems. Telefónica, TCP, Telinver and Advance (referred to jointly herein as "the Companies") have executed certain contracts (the "Contracts") with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contracts. In consideration for the assets transferred, IBM committed to pay 37.5 million and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. At contract expiration, IBM shall transfer to the Companies for a price of 22.5 million the assets at such date dedicated to providing the services. IBM has hired the personnel of some of the Companies that had been assigned to rendering the services. Over the duration of the Contracts the companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contracts and other charges for the use of additional resources. The amount to be accrued on account of the base service reception through the end of the agreement term (August 2007) totals 157 million.

11.2. Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 204 million are pending.

12. TARIFF SYSTEM

12.1. Tariff agreement

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition, the "historical" providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year.

However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefónica as it successor was required to apply the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i) Price Cap as of November 8, 2000: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii) Price Cap as of November 8, 2001: the SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii) Price Cap as from November 8, 2002 through November 7, 2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres"), mentioned in Note 13.c), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the

City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree N° 2,585/91 until final judgment is rendered in the case", which means that the rates may not be adjusted by the US consumer price index.

In the opinion of Telefónica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of March 31, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

The rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms and considering Telefónica's defense against the above-mentioned legal proceedings, in the opinion of Telefónica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled its duty to submit the information required by the Government.

In addition, Decree No. 764/2000 has reduced the interconnection price for the origin and destination of the calls in the local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap will apply during the two first years after these rules and regulations become effective.

As of the date of issuance of these financial statements, Telefónica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any potential future increase in general price levels ("GPL"). Although, according to Telefónica's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs, if future rates evolve at a pace well below GPL, it would have a material adverse effect on Telefónica's future financial position and results of operations.

12.2. Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica's local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1,

1999 the SC has issued Resolution No. 4,269/99, which established the SC's final determination of the impact of the tariff restructuring as an excess in revenues of 18 million (which had previously been provisionally determined by the SC in 14 million). Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the issuance date of these financial statements such appeal has not been resolved.

In the opinion of Telefónica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica's Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

13. LAWSUITS AND CLAIMS

a) Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims are made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the "Articles"), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

In 217 cases where Telefónica was named as a co-defendant with ENTel under this theory of successor enterprise liability, it was held that Telefónica is not jointly nor severally liable on the labor claims. Some of these judgments have been appealed and no final decision has yet been handed down.

As of March 31, 2002, the claims filed against Telefónica and accrued interest and expenses with respect thereto totaled approximately 95 million. Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of March 31, 2002 Telefónica has paid approximately 3.4 million in cash for the above-mentioned claims. Telefónica recently initiated a claim for indemnification and reimbursement in connection with this matter, and neither ENTel nor the Argentine Government have yet responded to such request, nor has any court passed judgment on the related legal issues.

Regardless of the number of rulings that have already been held in Telefónica's favor, court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica's legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica and its legal counsel the final outcome of the issue should not have a material impact on Telefónica's results of operations or financial position.

b) Reimbursement of Value Added Taxes ("VAT") paid by Telintar

On April 24, 1995, Telecomunicaciones Internacionales de Argentina ("Telintar") filed an application with the AFIP-DGI for the reimbursement of approximately 21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million in income and asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar's position on the first claim and reimbursed 20.7 million of principal and 3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefónica as a successor in TLDA's business has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar's case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c) Other

Consumidores Libres initiated a legal action against Telefónica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres's objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees' rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica's contracting policy have been called into question.

After analyzing the claim, Telefónica's legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica's favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court's resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which means that the rates may not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica's management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

14. RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

a) Provision of basic telephone services

As from March 1992, and in compliance with its specific functions, the CNT, now the CNC, started to regulate on certain aspects related to the basic and international telephone services, such as procedures to make claims, contracting regime, billing and service quality, some of which have been the object of appeals by Telefónica.

Telefónica appealed Resolution No. 189/95 of the CNT which ordered Telefónica, Startel S.A. ("Startel") and Telecom to avoid rendering certain services based on the use of joint facilities, unless they were part of agreements that had been approved by the CNT and reported to any potentially interested competing provider of those services and Resolution No. 1,197/95 disallowing the agreements made by Telefónica and by Telecom with Startel related to the lease links owned by the licensees for the purpose of rendering services handled by Startel. The resolution also states that the Licensees shall transfer to Startel, for valuable consideration, the equipment and other assets that they placed at the disposal of Startel for the rendering of such services.

As a consequence of the granting of an appeal that had been petitioned by Telefónica in a lawsuit initiated by IMPSAT S.A. in relation with this matter, Resolution No. 100 of the Ministry of the Economy and Public Works and Utilities (Ministerio de Economía, Obras y Servicios Públicos) ("M.E. y O.S.P.") (which had been issued subsequently to the above-mentioned resolutions, and had repealed them) remains effective as of the date of these financial statements.

However, in the event the issue were not favorably resolved (i.e that Resolutions No. 100 of the M.E. y O.S.P. were annulled), the evolution of the regulation after the issuance of the resolution provides that the annulment thereof should have no further practical implications since the obligation of interconnecting to the networks held by the service providers, as well as the possibility that they reciprocally lease the use of such networks has been clearly established by the regulation which to date is fully effective (Decree No. 764/00).

Telefónica's management believes that it is unlikely that the appealed regulation (including as they may be modified in response to Telefónica's objections) will have any material adverse effect on Telefónica's results of operations or financial position.

In the context of the transition to competition in telecommunications, the SC has issued the following resolutions:

- Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 7.

- Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the "Universal Service Fund". As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

- The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

b) Other services

Through Resolution No. 109/00, the SC declared the radio spectrum administration and management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to "data transmission and value added services" and "high-density systems"; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree No. 764/00 dated September 3, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

15. PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1. Patriotic Bond

In May 2001, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$ 1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the federal Government has not paid off since January 2002, the related interest on such bond, Telefónica has compensated such interest against taxes.

15.2. Tax Credit Certificates

During August 2001, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decree No. 410/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date. Such bearer certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N°471/02) on the original nominal value balances and may be compensated at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. After expiration of one year and three months after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after June 30, 2005, at their notional value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date. Telefónica plans to compensate taxes as from the earliest dates provided in the conditions of the TCC.

16. EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

As from August 9, 2000, an incentive program (the "TOP" Program) was created for executives, that consists in granting TESA (one of the shareholders of Telefónica) stock options to 17 Telefónica top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a preestablished number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, currently equivalent to 14.5052 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, currently equivalent to 21.7554 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years with three dates to exercise the options. The shares under the Program total 26,613 involving a total amount of 532,260 options.

The total coverage cost of the program for Telefónica, which was signed with TESA, is 4.49667 euro per option, i.e. 2.4 million euro, which has been booked, based on its linear accrual within the term of the program, in "Salaries and social security taxes and other expenses" in Note 23.h).

Additionally, TESA approved a program whereby all Telefónica employees who chose to join acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased, which can be exercised if the share price exceeds 20.09 euro (originally 24.5 euro and then modified to 20.09 euro) at a strike price of 5 euro per option. The program will be effective for four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefónica.

17. SUPPLEMENTAL CASH FLOWS INFORMATION

In the consolidated statements of cash flows, cash and cash equivalents are comprised of (amounts expressed in million of Argentine pesos):

	2002	2001
Cash	66	21
Investments which are cash equivalents	98	52
Cash and cash equivalents	164	73

18. ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY

These financial statements are presented on the basis of Argentine GAAP. Certain accounting practices applied by the Company that conform with Argentine GAAP do not conform with US GAAP.

The Company has not presented a reconciliation of the effect on the accompanying financial statements as of and for the six-month period ended March 31, 2002 of the differences between Argentine and US GAAP. The reconciliation for the six-month period ended March 31, 2001 is included in the Company's financial statements as of March 31, 2001 and 2000 filed by the Company with the SEC.

19. AMENDMENTS TO BYLAWS

Taking into account the provisions of the new Public Offering Transparency Rules and Regulations, instated by Decree No. 677/2001, which provides that the administration bodies may function, when allowed by bylaws, with the members present or instead mutually in communication by media simultaneously broadcasting sound, images or words, the Special Shareholders' Meeting held on September 18, 2001, decided to change Articles 15, 20 and 21 of the Corporate Bylaws to effect the addition of such system of distance meetings for board meetings, and regular and special shareholders' meetings, with the express provision that quorum is to be computed considering members physically present as well as those communicated by media broadcasting sound, images or words. In addition, such Shareholders' Meeting amended Article 19 so that the first and second calls to regular and special shareholders' meetings may be simultaneous. On October 29, 2001, this amendment was registered with the Public Registry of Commerce.

20. RESTRICTED ASSETS

On the basis of Executive Power Decree No. 1570/01 and the Public Emergency and Exchange System Reform Law (Law No. 25,561) described in Note 22., as of the date of issuance of these financial statements there are certain restrictions on the availability of deposits within the banking system, mainly related to cash withdrawals. As of March 31, 2002, Telefónica's funds (Cash and Banks) subject to such restriction amounts to 21 million.

In the opinion of the Company's Management, this restriction will not have a significant effect on the Company's operations.

21. SHAREHOLDERS' EQUITY

As of March 31, 2002, due to the situation described in Note 22., the Company carries accumulated losses amounting to 2,003 million and negative shareholders' equity amounting to 533 million. Should the situation remain unchanged in the annual financial statements as of September 30, 2002, the Company would fall under the conditions for dissolution due to the loss of its capital stock set forth in Section 94 of the LSC. As of such date the Company's shareholders will have to asses the measures to be taken to revert the situation explained above. The Company Management is continually assessing the development of the above mentioned situation and its impact on the Company's financial position and results of operations.

As of the date of issuance of these financial statements the Company cannot provide any assurance that, should the situation described above occur, the shareholders would decide to restore capital stock nor that the Company, consequently, would be able to maintain the ordinary development of operations.

22. EFFECTS OF THE ARGENTINA'S PESO DEVALUATION AND OTHER MODIFICATIONS TO THE ECONOMIC REGULATION

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the B.C.R.A. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the "free" market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a) as from February 8, 2002, pursuant to Decree No. 260/02, the officially exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled. As of May 13, 2002, the exchange rate on such market was 3.25 Argentine pesos to each US dollar, selling price.

(b) the conversion into pesos of all obligations, whatever their cause or origin, to provide sums of money stated in US dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies; deposits were switched at the exchange rate of US$1 = $1.4, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate of US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient that will be published by the B.C.R.A.; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index, depending on the nature of the obligation, plus a minimum set interest rate for obligations towards the financial system.

(c) issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(d) de-dollarization of most obligations originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the benchmark stabilization coefficient in the terms described in (b), or the wage adjustment index, depending on the nature of the obligation plus a minimum set interest rate for obligations towards the financial system;

(e) de-dollarization of public service rates which were originally agreed upon in US dollars at a \$1=US\$1 rate and subsequent renegotiation on a case-by-case basis;

(f) prior authorization by the B.C.R.A. will be required until August 12, 2002, for the transfer of funds abroad by companies of the private sector, among others, to satisfy financial loan interest and principal payments and, subject to certain exceptions, the distribution of dividends or profits. Such exceptions refer to (i) payment of the principal of debts contracted with multilateral entities and official and officially recognized credit agencies or banks participating in investment financing projects co-financed by such international entities; (ii) payment on due date of the principal on debt bonds refinanced for a minimum of 180 days and whenever such refinancing covers at least 80% of the unpaid principal; (iii) payment on due date of the principal on financial loans granted by foreign banks, parent companies or subsidiaries which have been refinanced for at least 180 days; and (iv) payment on due date of the principal on financial loans granted by foreign banks, parent companies and subsidiaries which have been refinanced for at least 180 days covering at least 80% of the unpaid principal amount. Alternatively, in the cases of (ii) and (iv) above, the requirements will be deemed met if a new foreign financing is obtained for a term no shorter than 180 days and for an amount no lower than 80% of the unpaid principal within the related three-month period. The exceptions mentioned in (ii) to (iv) above have been temporarily suspended;

(g) suspension of dismissals without a just cause for a 180-day period, as of January 6, 2002, and penalization whereby the amount of the termination pay provided for in labor regulations would be double, should employees be dismissed during such term;

(h) suspension for two years of the law on deposits intangibility or until the time the Executive Power considers the financial emergency to be concluded;

(i) declaration of a state of emergency to last until December 10, 2003, covering production and credit aspects, which implies among other issues:

1) the suspension, from February 14, 2002, and until December 10, 2003 or before, depending on Executive Power decision, of foreclosure on collateral for financial debt that in any way may result in the transfer of control of companies in insolvency proceedings or their subsidiaries;

2) the suspension, during 180 days as from February 14, 2002, of (i) all court-mandated and out-of-court foreclosures, including of mortgages and security agreements of any origin, whether for debtors in insolvency proceedings or any other private-sector debtors (ii) the process of bankruptcy petitions, without precluding the precautionary measures to protect the integrity of the debtor's assets, and (iii) precautionary measures, whether priorly standing or newly provided, involving those assets indispensable to the debtor's normal course of business;

3) the extension of the exclusivity period in all insolvency proceedings governed by Law No. 24,522 and initiated before February 14, 2002, for at least 180 days beyond the such period's original expiration date or from the end of the last extension granted. For new insolvency proceedings, the exclusivity period is extended to 180 days that may be extended a further 180 days (in both cases, this refers to courts working days).

4) suspension for a 180-day term as of February 14, 2002 of all suits, precautionary measures, and foreclosure proceedings on loans, debts, deposits, and financial reprogramming affected by the new economic regulations with certain exceptions.

As of the date of approval of these consolidated financial statements, the Federal Government is still analyzing supplementary policies that will define, among other things, the way in which secured loans in US dollars related to the local public debt swap will be switched into pesos and the way in which external private debt payments will be made.

On the other hand, and as a consequence of the changes implemented from January to April 2002, there was an increase in the Argentine consumer price index of 21.1% and an increase in the Argentine wholesale price index of 60.7% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

As provided in the Public Emergency and Exchange System Reform Law, any loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date. If the effect is a gain, it will be considered taxable in the fiscal year ending December 31, 2002.

The net consolidated position of assets and liabilities in foreign currency that generate effects as a consequence of the devaluation is disclosed in Note 23.g) to these consolidated financial statements. The estimated effect on the net consolidated position in foreign currency maintained during the six-month period ended March 31, 2002 and on the net consolidated position in foreign currency of Telefónica as of March 31, 2002, related to the Company's equity investment in such company, on the basis of the exchange rate as of March 31, 2002, gives rise to a negative exchange difference (loss) of about 1,943 million, net of the exchange differences capitalized as described in Note 2.6.

The effects over the Company's investment in Telefónica and related goodwill, over Telefónica's fixed assets and over the Company's and Telefónica's financing projections, of the recent governmental announcements, are disclosed in Notes 2.6.d), e) and 8.

These financial statements include the effects derived from the new economic and exchange policies known as of the date of issuance of these financial statements. All the estimates made by the Company's Management have been made considering such policies. The effects of the additionally measures that could be implemented by the Government or the instrumentation of the measures previously adopted, will be reported in the financial statements when they become known.

23. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a) Investments in shares, bonds issued in series and holdings in other companies

b) Other investments

c) Fixed assets

d) Intangible assets and deferred charges

e) Allowances and reserves

f) Cost of services provided

g) Assets and liabilities in foreign currency

h) Expenses incurred

a) INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in million of Argentine pesos, except otherwise indicated - see Note 2.3.)

	March 31, 2002							March 31, 2001
Denomination and features of securities	Class	Face value (1)		Amount	Inflation adjusted cost (3)	Value by equity method (4)	Book value	Book value
Current (9)								
Government securities								
Bocon	Pro 6	US$	1.00	285,376	-	-	-	-
Total current							-	-
Noncurrent (5)								
Listed shares of Telefónica (6)	-	-	-	-	-	-	-	92
Other investments	-	-	-	-	-	-	13	5
Subsidiaries and affiliates								
ECL (8)	Common	$	1.00	12,000 (2)	15 (7)	4	4	2
Other								
TBSCP	-	-	-	-	-	-	1	1
Total noncurrent							18	100
TOTAL							18	100

(1) In Argentine Pesos.
(2) Total shares.
(3) Restated in constant Argentine Pesos as stated in Note 2.3.
(4) Net of intercompany gains (losses).
(5) See Note 2.6.c).
(6) See Note 8.2.1.
(7) Includes irrevocable capital contributions for future subscriptions in an amount of 5 million.
(8) Financial statements for the nine-month period ended March 31, 2002 approved by ECL's Board of Directors on April 26, 2002 with auditor's report by Abelovich, Polano & Asociados dated April 26, 2002, unqualified.
(9) See Note 2.6.a).

b) OTHER INVESTMENTS (stated in million of Argentine pesos - see Note 2.3.)

Main account and features	March 31, 2002 Book value	March 31, 2001 Book value
Current Investments		
Foreign currency deposits (Note 23.g)	98	41
Local currency deposits	-	8
Mutual funds	-	3
Total	98	52

c) FIXED ASSETS (stated in million of Argentine pesos – see Note 2.3.)

	March 31, 2002				
	Original value				
Main account	Amount at beginning of year (4)	Capitalization of exchange differences (3)	Increase	Net retirement and transfers	Amount at the end of period
Land	54	-	-	-	54
Buildings	788	15	-	2	805
Switching equipment	1,839	233	-	31	2,103
Transmission equipment	1,547	229	-	73	1,849
Network installation	3,313	482	-	80	3,875
Telephones, switchboards and booths	284	31	8	(7)	316
Furniture and office equipment	398	6	6	30	440
Automobiles	27	-	-	(8)	19
Construction in process	327	34	114	(214)	261
Materials (1)	60	-	11	(20)	51
Prepayment to vendors	4	-	3	-	7
Total 2002 (2)	8,641	1,030	142	(33)	9,780
Total 2001 (2)	8,335	-	178	(37)	8,476

	March 31, 2002							March 31, 2001
	Depreciation							
Main account	Accumulated at beginning of year (5)	% Depreciation on net book value	Capitalization of exchange differences	For the period	Retirement	Accumulated at the end of period	Net book value	Net book Value
Land	-	-	-	-	-	-	54	54
Buildings	179	3.6	-	10	-	189	616	614
Switching equipment	1,160	23.9	6	82	-	1,248	855	671
Transmission equipment	812	18.1	4	67	-	883	966	662
Network installation	1,413	10.2	6	98	-	1,517	2,358	1,865
Telephones, switchboards and booths	249	46.3	1	22	(13)	259	57	42
Furniture and office equipment	301	64.9	1	44	(1)	345	95	70
Automobiles	26	49.8	-	-	(8)	18	1	1
Construction in process	-	-	-	-	-	-	261	550
Materials	-	-	-	-	-	-	51	72
Prepayment to vendors	-	-	-	-	-	-	7	7
Total 2002	4,140		18	323	(22)	4,459	5,321	
Total 2001	3,585		-	303	(20)	3,868		4,608

(1) "Net retirement and transfers" includes transfers for 9 million.
(2) Capitalized interest included in construction in process, for 2002 and 2001 totaled 6 million and 23 million, respectively.
(3) Includes 34 million in construction in process corresponding to the capitalized exchange differences. See Note 2.6.d).
(4) In 2001, net of 1,110 million of the spun-off assets. See Note 4.
(5) In 2001, net of 208 million of the spun-off assets. See Note 4.

d) INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in million of Argentine pesos - see Note 2.3.)

Main account	March 31, 2002 Original value			
	At beginning of year (1)	Capitalization of exchange differences	Increase	At end of period
Goodwill on investment in companies	279	254	-	533
License to use and trademarks	19	-	-	19
Assignment of rights	10	10	-	20
No competition clause	3	-	-	3
Other	18	-	-	18
Total 2002	329	264	-	593
Total 2001	397	-	8	405

Main account	March 31, 2002 Amortization				March 31, 2001
	At beginning of year (2)	For the period (3)	At end of period	Net book value	Net book Value
Goodwill on investment in companies	88	8 (4)	96	437	197
License to use and trademarks	4	-	4	15	16
Assignment of rights	4	-	4	16	6
No competition clause	2	-	2	1	1
Other	9	2	11	7	11
Total 2002	107	10	117	476	
Total 2001	160	14	174		231

(1) In 2001, net of 516 million of the spun-off assets. See Note 4.
(2) In 2001, net of 146 million of the spun-off assets. See Note 4.
(3) Includes the amortization of no competition clause, assignment of right and licenses and trademark amounting to $100,006, $505,141 and $679,322; respectively.
(4) Includes 2 million corresponding to the amortization of capitalized exchange differences.

e) ALLOWANCES AND RESERVES (stated in million of Argentine pesos - see Note 2.3.)

Account	March 31, 2002 Balances at beginning of year	Increase	Decrease	Balances at end of period	2001 At the end of the period
Deducted from current assets:					
For doubtful accounts	244	140	(51)	333	198
For impairment in value and slow turnover	7	-	-	7	4
	251	140	(51)	340	202
Deducted from noncurrent assets:					
For doubtful accounts	-	42	(4)	38	-
Total 2002	251	182 (1)	(55)	378	
Total 2001	133 (3)	89 (1)	(20)		202
Included in current liabilities:					
Contingencies	3	-	-	3	1
	3	-	-	3	1
Included in noncurrent liabilities:					
Contingencies	82	18	-	100	61
Total 2002	85	18 (2)	-	103	
Total 2001	51 (4)	11 (2)	-		62

(1) In 2002, included in selling expenses. In 2001, 4 million included in operating expenses and 85 million in selling expenses.
(2) Included in other expenses, net.
(3) In 2001, net of 52 million of the spun-off assets. See Note 4.
(4) In 2001, net of 9 million of the spun-off assets. See Note 4.

f) COST OF SERVICES PROVIDED (1) (stated in million of Argentine pesos – see Note 2.3.)

	March 31, 2002	March 31, 2001
Inventories at beginning of year	30	33 (2)
Purchases	3	55
Operating expenses (Note 23.h)	9	15
Holding losses (Note 23.h)	1	-
Subtotal	43	103
Inventories at end of the period (Note 3.c)	(20)	(46)
Total	23	57

(1) Includes cost of telephone directories and telephone equipment.
(2) Net of 61 million of the spun-off assets. See Note 4.

g) ASSETS AND LIABILITIES IN FOREIGN CURRENCY (See Note 22.)

	March 31, 2002				March 31, 2001		
	Amount in foreign currency (in million)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million)	Currency	Book amount (in million of Argentine pesos)
ASSETS							
Current assets							
Cash	5	US$	2.75	12	-	-	-
Investments	36	US$	2.75	98	41	US$	41
Trade receivables	19	US$	2.75	54	52	US$	52
	2	SDR	3.55	6	2	SDR	3
Other receivables	10	US$	2.75	20	66	US$	66
	3	EURO	2.45	7	4	EURO	4
	-	-	-	-	47	PTAS	-
Total current assets				203			166
Noncurrent assets							
Investments	5	US$	2.75	13	5	US$	5
Other receivables	32	US$	2.75	87	9	US$	9
Total noncurrent assets				100			14
Total assets				303			180
LIABILITIES							
Current liabilities							
Trade payables	54	US$	2.85	153	55	US$	55
	11	SDR	3.55	40	13	SDR	16
	7	EURO	2.54	17	-	-	-
	-	-	-	-	2	GF	1
	-	-	-	-	948	PTAS	5
	-	-	-	-	2	FF	-
	-	-	-	-	294	LIT	-
Bank and other financial payables	1,163	US$	2.85	3,316	1,315	US$	1,315
	2	EURO	2.54	6	2	EURO	2
	543	¥	0.02	12	11,116	¥	89
	-	-	-	-	296	ITL	-
Other payables	1	US$	2.85	3	8	US$	8
	2	EURO	2.54	6	-	-	-
	-	-	-	-	35	PTAS	-
Taxes payable	-	-	-	-	1	US$	1
Total current liabilities				3,553			1,492
Noncurrent liabilities							
Trade payables	-	-	-	-	1	US$	1
Bank and other financial payables	962	US$	2.85	2,743	1,216	US$	1,216
	22	EURO	2.54	56	21	EURO	19
	8,297	¥	0.02	181	-	-	-
	-	-	-	-	2,198	ITL	1
Other payables	17	US$	2.85	50	20	US$	20
Total noncurrent liabilities				3,030			1,257
Total liabilities				6,583			2,749

US$: US dollars
¥: Yens
PTAS: Pesetas
ITL: Lira
EURO: European Currency Units
GF: Gold Frank
SDR: Special Drawing Rights
FF: French Frank

h) EXPENSES INCURRED (stated in million of Argentine pesos - see Note 2.3.)

Account	March 31, 2002							March 31, 2001
	Operating Expenses (1)	Administrative expenses	Selling expenses	Other Expenses, net	Effects of funding on			
					Assets	Liabilities	Total	Total
Salaries, social security taxes and other expenses	120	29	26	-	-	-	175	194
Fixed assets depreciation	293	28	2	-	-	18	341	303
Fees and payments for services	139	55	45	-	-	-	239	273
Insurance	-	4	-	-	-	-	4	4
Material consumption and other expenses	25	2	1	-	-	-	28	27
Management fee	41	6	-	-	-	-	47	58
Transportation	5	-	-	-	-	-	5	6
Taxes, charges and contributions	9	2	8	-	-	-	19	28
Rentals	27	2	2	-	-	-	31	31
Bank commissions	-	-	11	-	-	-	11	9
Exchange differences	-	-	-	-	(140)	2,948	2,808	-
Difference in the listed price of investments and holding losses (gains)	-	-	-	-	(1)	-	(1)	53
Interest and financial charges	-	-	-	-	(26)	153	127	76
Tax on interest paid and on the financial cost of corporate indebtedness	-	-	-	-	-	7	7	13
Allowance for doubtful accounts	-	-	182	-	-	-	182	85
Material's obsolescence	-	-	-	-	-	-	-	4
Net book value of fixed assets retired	-	-	-	-	-	-	-	2
Amortization of intangible assets and deferred charges	2	4	-	-	-	4	10	14
Employee terminations	-	-	-	26	-	-	26	41
Tax on bank debits and credits	-	13	-	-	-	-	13	-
Other	-	-	-	15	-	1	16	7
Total 2002	661	145	277	41	(167)	3,131	4,088	
Total 2001	660	163	211	50	42	102		1,228

(1) Includes 9 million and 15 million corresponding to cost of services provided for the six-month periods ended March 31, 2002 and 2001, respectively.

24. EVENTS SUBSEQUENT AS FROM MARCH 31, 2002 TO MAY 14, 2002

24.1. Financial debt

On April 12, 2002, the Company subscribed with Telefónica and TISA an assignment agreement through which, Telefónica assigned to TISA the rights and obligations arising from the loan agreements subscribed with the Company on January 30 and 31, 2002 (see Note 10.2.). The assigned amount is US$10.4 million, which includes principal amount plus accrued interests as of April 12, 2002.

24.2. Other financial debt

On May 9, 2002, the Company cancelled certain financial debts with funds received from TISA. The received funds amounted to US$14.5 million, accrue interests at a 180 days LIBO rate plus a differential of 8% and will be amortized in equal annual consecutive installments until April 30, 2007. This agreement establishes the usual commitments for this kind of transactions.

Management's discussion and analysis of financial condition and results of operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Report of Independent Public Accountants)

The following discussion should be read together with the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. ("Cointel or the Company") for the six-month periods ended March 31, 2002 and 2001. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles ("Argentine GAAP"), which differ in certain respects from U.S. generally accepted accounting principles ("US GAAP"). See Note 18. to the notes to the consolidated financial statements.

Critical Accounting Policies

Significant accounting policies have been described in the consolidated financial statements. Most critical accounting policies adopted in preparing the financial statements relate to: i) the application of the going-concern assumption in the valuation and classification of assets and liabilities (see Notes 8.1. and 12.1. to the notes to the consolidated financial statements); ii) the assumption that the Company and Telefónica de Argentina S.A. ("Telefónica") will not default in the payment of their debt, with regard to the classification of their non-current debt (see Note 8.1. to the notes to the consolidated financial statements); iii) the valuation of investment in Telefónica and the goodwill stated for such investment, which is based on management's current estimates of future cash flows (see Note 2.6.e) to the notes to the consolidated financial statements); iv) the valuation of certain Telefónica's noncurrent assets, which is based on Telefónica's management's current estimates of future cash flows; v) the creation of reserves for contingencies assessed as likely by Telefónica's management, based on its estimates and the opinion of legal counsel (see notes with respect to unreserved contingencies); and vi) the creation of allowances, amounting to 371 million in respect to 637 million past-due receivables, based on Telefónica's management's estimates of possible future collection terms and conditions.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. The ultimate results could differ from those estimates. Future cash flows could differ materially from estimates of Cointel's and Telefónica's management depending upon, among other matters, the outcome of the pending rate renegotiation with the government described in Note 12.1. to the notes to the consolidated financial statements

Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the Federación Argentina de Consejos Profesionales de Ciencias Económicas ("FACPCE") approved Technical Resolutions ("RT") Nos. 16, 17, 18, and 19 which provide for changes in professional accounting principles related to valuation and disclosure. On the other hand, on December 21, 2001, Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires ("CPCECABA") approved, with certain modifications, such Resolutions through its Resolutions No. 238, 243, 261 and 262 and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the Comisión Nacional de Valores ("CNV") is analyzing the scope and timing for adopting such standards.

On March 6, 2002, the CPCECABA issued a resolution for the treatment of the Argentine peso devaluation effect, primarily in relation to the capitalization of exchange losses as part of the cost of certain assets (if certain conditions are met) and the restatement of amounts in constant Argentine pesos (see Notes 2.3. and 2.6.d) and e) to the notes to the consolidated financial statements).

OVERVIEW

Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

- the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;
- the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of Telefónica's business; and
- the long-term strategic vision of Telefónica, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the Current Economic Situation in Argentina

The Convertibility Plan

For several decades, Argentina experienced periods of high inflation, slow or negative growth, declining investment rates, significant devaluations of the Argentine currency and impositions of exchange controls. During the 1980s, the limited availability of foreign exchange required the Argentine Government and all Argentine public sector entities to restructure portions of their foreign currency-denominated indebtedness to commercial banks. The rate of inflation reached 4,923.6% in 1989, as measured by the Argentine consumer price index, and Gross Domestic Product ("GDP") contracted that year by 6.2%. Argentina's historically high inflation rates resulted mainly from the Argentine Government's inability to control fiscal policy and the money supply. In March 1991, after the implementation of various plans designed to reduce inflationary pressures, which were only partially or temporarily successful, the Argentine Government introduced a tax reform and expenditure reduction program aimed at reducing inflation and restructuring the economy and adopted the Convertibility Law, which became effective April 1, 1991 and pegged by law the Argentine peso at a parity with the U.S. dollar (such fiscal measures and the Convertibility Law being collectively referred to as the "Convertibility Plan"). Following the adoption of the Convertibility Plan, the annual rate of inflation measured by the Consumer Price Index declined from 84.0% in 1991 to 3.9% in 1994 and Real GDP rose an average of 8% annually between 1991 and 1994.

The Convertibility Plan became the cornerstone of Argentine economic policy for the ensuing decade. Its success depended on Argentina's ability to attract capital inflows in the form of foreign direct investment, the repatriation by local investors of foreign, mostly U.S. dollar denominated savings, the availability of external means of financing, and the preservation of U.S. dollar reserves generally. These elements, in turn, depended on the sound management of external liabilities and the implementation of fiscal, regulatory, labor, judicial, legal, political and other structural reforms aimed at creating credible and sustainable efficiencies in both the private and public sectors.

In addition, the Convertibility Plan depended on external factors beyond the control of Argentine policy makers, such as the international prices of traditional Argentine export commodities, interest rates in the global capital markets, the impact of crises in other emerging markets and trade conditions with neighboring countries and other significant partners. Furthermore, the Convertibility Plan relied on confidence in the strength of the local financial sector and the ability of banking regulators to preserve a liquid monetary base.

Since it was adopted, the Convertibility Plan endured a series of both internally and externally generated challenges which progressively debilitated confidence in its long-term viability among the international financial community as well as the local business community and leading political forces. These challenges included the devaluation of the Mexican peso in December 1994 and resulting liquidity crisis in the Argentine banking sector, contagion throughout the emerging market economies resulting from the Asian crisis in late 1997, Russia's default on part of its sovereign debt and the devaluation of the ruble in 1998, the devaluation of the Brazilian real in 1999, adversely affecting the demand for Argentine exports to Brazil, and Ecuador's default on its foreign indebtedness in 2000. These incidents significantly increased the cost of capital to the Argentine private and public sectors, widening spreads on Government securities. They led to growing capital outflows and diminished international reserves. They also exacerbated the recession and the mounting unemployment and deflation that had taken root in the Argentine economy beginning in late 1998. During 1998, the Merval index of the Buenos Aires Stock Exchange declined by 38.2%. GDP, which had increased by 8.1% in 1997, grew by 3.9% in 1998.

Confronted with such developments, Argentina grew increasingly dependent on aid from multilateral credit agencies, principally the International Monetary Fund ("IMF"), which periodically organized substantial rescue packages, including a US$2.8 billion three-year extended fund facility in 1998. Such aid involved the imposition of targets and conditions for disbursements, such as modifications in the tax revenue sharing system between the provinces and the Federal Government, curbs on government spending and reforms in the labor market, budgetary procedures and the tax, health, pension and judicial systems. Macroeconomic factors and costly, dilatory and debilitating political compromises, repeatedly combined to hinder compliance with such targets and conditions.

In 1999, the incumbent Peronist Party lost the general election to the Alianza, a coalition of left-leaning,formerly Peronist factions, on the one hand, and the traditional, middle class, center left Radical Party, on the other, led by Fernando de la Rúa, in a campaign that concentrated on allegations of corruption in the outgoing administration of Carlos Saul Menem and the need to address the "social cost" of the Convertibility Plan. During 2000, domestic consumption was weak and private investment decreased sharply due to worsening global financial conditions for emerging markets generally and uncertainty over the ability of the De la Rúa administration to address the structural economic changes needed to improve Argentina's competitiveness and to reduce its fiscal deficit. By the fourth quarter of that year, the lack of signs of economic recovery, aggravated by the perception of increasing political risk, led the Argentine Government to negotiate with the IMF, the World Bank, the Inter-American Development Bank and the governments of Spain, Italy and France a financial support package totaling US$39.7 billion to ease government financing in 2001 and subsequent years.

In the first quarter of 2001, allegations of bribery of senators by the executive branch in order to pass certain labor reform legislation, led to the resignation of the Vice-President, the leader of the left-leaning component of the Alianza. The prolonged recession and the weakening power base of President De la Rúa compromised his ability to pursue the orthodox measures required to sustain the Convertibility Plan and resulted in the resignation of the Minister of Economy. When the announcement of stringent measures by his successor failed to gather political support, President De la Rúa appointed Domingo Cavallo, who had designed the Convertibility Plan in 1991 and since then had founded a minority opposition party, as Minister of Economy with far-reaching extraordinary powers granted by Congress. Minister Cavallo enjoyed widespread support in the international financial community but further isolated President De la Rúa from his traditional power base. Minister Cavallo sent to Congress an amendment to the Convertibility Law which added the euro to the U.S. dollar in a basket to set the peso's value once the euro would reach parity with the U.S. dollar. This measure was intended to improve the competitiveness of Argentine exports over time. On June 21, 2001, Congress approved the Government's proposal.

The consensus among the international financial community, however, was that this measure did not address the core, immediate issue of Government spending and fiscal imbalance, and sovereign spreads widened further.

On June 4, 2001, the Argentine government was able to reduce its debt service requirements through 2005 by US$16 billion through a US$29.5 billion global exchange of its debt in the capital markets, retiring obligations with significant near-term servicing requirements and extending the maturity profile of its overall indebtedness. Despite the resulting fiscal benefits, popular discontent with the deepening recession led to criticism of the Government's focus on external creditors among certain political elements, including President De la Rua's own party. Private sector confidence in the ability of President De la Rua to garner sufficient political support to deliver on his proposed reforms deteriorated rapidly in the following weeks. During July 2001, total bank deposits decreased by US$6 billion and the Merval index of the Buenos Aires Stock Exchange fell 20%.

On July 30, 2001, the Argentine Congress enacted the "zero-deficit" law, to secure reductions in government expenditures and to achieve a balanced budget in the near term, and announced its intention of embarking on deep structural reforms of the political system, including the size of Congress and aspects of the electoral process. Furthermore, in early August 2001, the government and the IMF began negotiating an extension of the financial support package agreed to in December 2000 to boost investor confidence. These negotiations proved successful and, on September 10, 2001, the IMF disbursed a financial support package of US$5 billion to Argentina (US$4 billion to reinforce Central Bank international reserves and US$1 billion to finance Treasury requirements). Also, from September to November, 2001, the local financial system received US$1.2 billion from existing lines of credit to increase bank liquidity and to counter a continuing deterioration in investor confidence.

However, negative political and pre-election circumstances resulted in the increased uncertainty over the stability of the peso and the continuity of the Argentine government's zero-deficit policy, an increase in sovereign risk, a fall in international reserves, a continuing fiscal imbalance, and a decrease in total deposits in the financial system. Over the course of the final months of 2001, various Provincial Governments issued quasi-currency debt instruments to cover their own fiscal deficiencies. These instruments have been since then widely accepted as legal tender by parties whose businesses have been most affected by the growing shortage of liquidity resulting from a contracting monetary base. Despite the agreement signed with the IMF in August 2001, Argentina weakened as a credit and spreads of Argentine sovereign bonds widened.

On December 3, 2001, following a week of massive cash withdrawals of U.S. dollar deposits form the banking system and fearing a widespread bank run, the Government froze bank deposits, restricting cash withdrawals to $250 per account per week and providing for the disposal of all other funds only by means of checks, wire transfers and credit and debit card payments.

On December 5, 2001, alleging the failure by the Argentine Government to implement effective economic policies, the IMF announced a suspension of disbursements under its credit programs to Argentina. As widespread social unrest mounted, Minister Cavallo resigned on December 20, 2001, as did President De la Rúa on the following day.

Over 2001, the sovereign risk of Argentina, measured under emerging markets indexes as a spread over risk free benchmarks, had increased by 4,406 basis points to 5,172 as of December 28; liquid reserves at the Central Bank of Argentina ("B.C.R.A.") decreased by US$10.6 billion, without including external tranches of financial aid and contingent loans; and total deposits within the banking system decreased by US$19 billion.

Default, Devaluation and the Abandonment of the Convertibility Plan

On December 31, 2001, after the failure of an interim government to gather sufficient support, Congress appointed Eduardo Duhalde, former governor of Buenos Aires Province and the Peronist Party candidate who had lost to President De la Rúa in 1999, as the new President of Argentina. While the legal support for the process leading to his election has been challenged in the courts as has the proposed duration of his term, it is expected that President Duhalde will remain in office until the expiration of President De la Rua's term, December 2003.

The interim government preceding President Duhalde announced the default on Argentina's foreign debt on late December 2001. President Duhalde confirmed this announcement and sent a bill to the Argentine Congress to declare a national economic emergency and repeal the Convertibility Law. On January 6, 2002, the Argentine Congress approved the Economic Emergency Law, introduced dramatic changes to the country's economic model and amended the Convertibility Law. The new law empowers the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the Argentine peso.

Decree No. 71/2002 of the National Executive Power devalued the Argentine peso and established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the B.C.R.A. Official exchange rate was established at $1.4 to US$1 and the exchange rate for the "free" market, as of the close of business of the first day after the exchange market (which had been suspended as from December 23, 2001) reopened (January 11, 2002), was about $1.60/$1.70 to US$1 (bid price).

Monday, February 4, 2002, Decree No. 214/2002 was published in the Official Bulletin and with it significant progress has been made in the de-dollarization of the Argentine economy, despite the structuring required to adjust business benefits and costs in relation to a hard currency, the consequences of which usually impact consumer prices, thus increasing domestic inflation. The highlight of the Decree include:

(i) All loans in foreign currency (whether granted by banks or not) borrowed within the domestic banking system, regardless of the amount of such loans, will be switched into Argentine pesos at the $1 = US$1 rate, while deposits in foreign currency will be returned at the US$1 = $1.40 rate.

(ii) Additionally, the presidential decree abrogated the multiple exchange system mentioned above (official exchange rate and free exchange rate) and replaced it with a free floating system that does not include the explicit intervention or a flotation goal by the B.C.R.A. (application of flotation band, scheduled devaluation). However, the decree authorizes the B.C.R.A. to intervene in the exchange market if the B.C.R.A. deems it necessary to defend the value of the local currency. It was announced that the B.C.R.A. would have a monetary issuance goal.

(iii) The presidential decree also suspends any lawsuits, precautionary measures or execution arising from or against the receivables, debts, obligations, deposits or financial rescheduling affected by the provisions mentioned above. This measure was adopted as a response to a recent judgement by the Argentine Supreme Court that established the unconstitutionality of Decree No. 1570/01 which established the cash withdrawal restrictions described in Note 20. to the notes to the consolidated financial statements.

In the months following implementation of a freely floating Argentine peso policy, the country continued to deteriorate further institutionally, politically, financially, and socially. The absence of legal protections and of a sustainable economic and fiscal plan, coupled by sweeping distrust in local financial institutions, has not helped to create a suitable climate for the recovery of the relevant financial indicators; quite to the contrary, the Argentine peso has lost purchasing power as a hard currency and to buy staple commodity. Inflation continued to increase though in a contained manner because public services rates have been frozen and due to the severe economic recession (accumulated CPI through March: 9.7% - accumulated WPI through March: 32.0%), one of the main risks of price escalation is inflation in terms of consumption by the medium- and low-income population (primarily food and beverage, prescription drugs, and clothing).

The sharp contraction of credit available to the private sector and the strangling of the financial intermediation between savings and investments help but to smother the economic activity (primarily affecting individuals and small and medium-sized enterprises (SME), but also large enterprises, many of which are currently in default). This severe economic deterioration adversely affects employment opportunities, causing existing jobs to be eliminated and rising the unemployment and underemployment rate which, according to private estimates, would approximate 25.0% of the working population in the next assessment of May by the INDEC (Argentine Statistics and Census Institute) The shed of value of salaries in real terms and, in some cases, also in nominal terms exacerbate the deterioration of the effective demand and create multiple social conflicts very difficult to resolve in the short term, although slightly mitigated by the implementation of the "Household Head Plan" by the Federal Government consisting in the delivery of a monthly subsidy in cash with the prior authorization by the competent governmental authority.

Negotiations with multilateral credit agencies (especially with the IMF) have practically stagnated due to the widespread uncertainty and the lack of political and economic definition of President Duhalde's administration, coupled by center-leftist Presidential speeches when addressing Argentina's position towards the rest of the world. The external financial assistance required has not been agreed upon yet and, on the basis of rumors, a potential financial assistance agreement would only cover current maturity payments to international agencies and no new funding is expected to finance existing imbalances. Such insignificant progress made in the negotiations to obtain external aid, along with hobbled projects submitted to Congress to stop legal proceedings seeking enforcement of constitutional protections to withdraw frozen deposits with local financial institutions and thus forestall the leakage of funds from the local financial system, and the regulation of a Second External Bond (BONEX II) Plan to provide some solution to the deposits whose withdrawal was rescheduled by the then incumbent Economy Minister Mr. Remes Lenicov, finally caused his resignation on April 23 amid a new episode of institutional crisis with strong rumors of an outgoing President with an impending announcement of anticipated presidential general elections.

Immediately after this event, the summit meeting held by President Duhalde, provincial governors, Congressmen from the Peronist (PJ), Radical (UCR) and Frepaso political parties, and trade union leaders ended with the endorsement of a general pact including 14 highlights to integrate Argentina with the world; reach all necessary agreements between the Federal and Provincial governments to finally seek a balance in government accounts; implement the changes required by multilateral credit agencies in relation to the Bankruptcy Law Reform and abrogation of the Economic Subversion Law; solve the existing problems in the local financial system to regain confidence and allow for its normal operation; and create the conditions to foster consumption, investment, employment, and economic activity. After several days of indefiniteness, the Economy Ministry finally appointed to replace the outgoing Mr. Remes Lenicov was Mr. Roberto Lavagna who took office last April 27 and will be required to follow an economic policy in line with the above pact.

In this regard, Congress has lately enacted the "anti-leakage" law to ban the withdrawal of money from banks as a result of constitutional protection-enforcement proceedings until a final and conclusive decision is rendered by the Supreme Court of Justice. In addition, different alternatives have been discussed to prevent the default with multilateral credit agencies and resume the halted conversations with international authorities, steadily make progress with the Congress agreements regarding the laws mentioned in the preceding paragraph, study a BONEX II Plan including more sound guarantees and more financially attractive terms, and design a monetary policy in coordination with Central Bank authorities to contain the exchange rate of the Argentine peso to the US dollar and prevent further escalation of domestic prices that translates into social conflicts.

In any case, the lack of an extremely reliable team for the Economy Minister Lavagna so far and the prevailing distrust in local institutions on the part of economic agents does not help draw conclusions on the likelihood of success or failure of his office. In the common opinion of analysts, the success of the new minister's office will depend on the political success of President Duhalde.

The decision to devalue the Argentine peso implies a number of further risks, some of which have begun to occur:

(i) Decrease in salaries and in the price of assets in US dollars: In the current recessive scenario and due to unemployment level, it is evident that any increase in the general price level entails a decrease of the salary purchasing power since salary rises are not likely. It also details a decrease in the price of assets in US dollars.

(ii) Price control: Control of prices have not been proposed to date. In Argentina they have been rarely successful.

(iii) Stagflation and shortage of goods: If inflation cannot be controlled, it is possible that inflation and recession will continue to coexist. This is a negative scenario where economy does not resume growth and prices continue to increase.

Prospects for the current year show a strong adverse impact on the domestic economic activity and a continued deterioration of financial indicators as a result of the Argentine peso devaluation (direct effect on the balance sheets of government, bank, corporate and family entities) and the quasi-generalized default of Argentina.

In such extremely adverse institutional, political, economic, financial, and social context, and given the dollarized culture of the Argentine population, the application of a freely floating foreign exchange system will reflect its sustainability or unsustainability and acceptance or nonacceptance on the foreign currency price and general price index. If the present initiative fails, the foreign exchange rate and domestic prices are likely to spiral, thus generating high inflation compounded by activity stagnation, with the potential of the creation of a new fixed currency board of the Argentine peso with respect to the US dollar or the full dollarization of the Argentine economy.

The following table sets forth rates of inflation, as measured by the Wholesale Price Index ("WPI") in Argentina and the rate of real Argentine Gross Domestic Product ("GDP") growth for the periods shown. Numbers in parentheses are negative.

	March 31,	
	2002	2001
WPI (annual % change) (1)	32	(2.0)
	March 31,	
	2002 (3)	2001 (2)
GDP Growth (annual % change)	(7.6)	(1.3)

(1) Price index figures are for the six-month periods ended March 31, 2002 and 2001.
(2) Official data.
(3) Projection estimated by the Company.

Telecommunication Rate Regulation

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition (which is the current state in all regions of Argentina), the "historical" providers in such areas (i.e., Telefónica and Telecom Argentina Stet France Telecom S.A. ("Telecom")) are to respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance segments and/or customer groups.

To determine the existence of effective competition, the historical providers are to demonstrate that other providers of the same service received 20% of the total revenues for such service in the local area of Basic Telephony Service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index ("CPI") of the United States of America on April 1 and October 1 of each year.

However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indices or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree No. 264/98 provided a 4% reduction in rates, on terms similar to the method provided by point 12.5.1. of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates; with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as its successor was required to apply the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 1999 through November 2000. Such reduction was applied to detailed the following services: billing domestic and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i) Price Cap as of November 8, 2000: the SC established that the rate reduction for the period November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the above-mentioned U.S. Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction was to be applied as defined by the Licensees.

ii) Price cap as of November 8, 2001: the SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii) Price cap as from November 8, 2002 through November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it has not yet set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres"), mentioned in Note 13.d) to the consolidated financial statements, on October 4, 2001, the Fourth Chamber of the Federal Appellate Court on Administrative Disputes of the City of Buenos Aires issued a temporary injunction requested by the plaintiff ordering the National Government, Telefónica and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which means that the rates may not currently be adjusted based upon the U.S. Consumer Price Index.

In the opinion of Telefónica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of March 31, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

The rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms and considering Telefónica's defense against the above-mentioned legal proceedings, in the opinion of Telefónica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) and the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled its duty to submit the information required by the Government.

In addition, Decree No. 764/2000 had reduced the interconnection price for the origin and destination of calls in local areas to $1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to $1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to $0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap will apply during the first two years after these rules and regulations become effective.

As of the date of issuance of these financial statements, Telefónica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars constant pesos over time in accordance with any potential future increase in General Price Levels ("GPL"). Although, according to Telefónica's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs, if future rates evolve at a pace well below GPL, it would have a material adverse effect on Telefónica's future financial position and results of operations.

Taxes

Turnover tax: the rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues in the Company's financial statements are shown net of turnover tax. By its Resolution No. 2,345/94, the CNT required Telefónica, based on clause 16.9.3 of the Transfer Agreement, to transfer over to users the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While Telefónica met the requirement contained in the resolution by depositing in a special bank account 5.2 million relating to amounts purportedly collected in excess and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT refused remedy sought by

Telefónica in Resolution No. 1,513/95, as did the Economy Ministry, Public Works and Utilities through its Resolution No. 139, of which Telefónica was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96 requiring that, in the first billing falling due on or after April 1, 1996, Telefónica should refund to owners of telephone lines in the City of Buenos Aires approximately 8.0 million in principal and 17.5 million in interest. While Telefónica has complied with the requirement, it still believes that the procedure used by the CNT to calculate the refundable capital and interest is debatable, and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 by Telefónica at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that Telefónica should bear court costs and expenses and legal counsels' fees.

Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No. 86/96 that Telefónica had filed. Telefónica then filed the respective motion for reconsideration against Resolution No. 4,583/99, whose outcome is pending to date.

Income Tax and Tax on Minimum Presumed Income: The Company calculates the Income Tax charge by applying the effective tax rate of 35% to the taxable income for the period. The efective tax rate was calculated by applying the current tax rate of 35% to the taxable income estimated as of the end of the fiscal year. The Company does not consider the effect of temporary differences between Net Income and Taxable Income for the calculation of the income tax provision. Additionally, the Company calculates the Tax on Minimum Presumed Income by applying the effective tax rate of 1% on certain production assets as of the end of the year. This tax is supplementary to Income Tax. The Company's tax liabilities shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

As Cointel estimates that the income tax and the tax on minimum presumed income will not generate any charge at the end of the fiscal year, no income tax or tax on minimum presumed income was accrued for Cointel in the statement of income for the six-month periods ended March 31, 2002 and 2001.

For the fiscal year ended September 30, 2000, Cointel has determined a total charge for minimum presumed income tax of 0.4 million, which was included in "Other receivables". Additionally, as of September 30, 2001, the Company has an accumulated income tax loss carryforward of about 193 million according to the respective tax returns filed as of that date, which might be used to offset the future taxable income as follows:

Last year in which available	Tax loss carryforward
2002	17
2004	48
2005	60
2006	68
	193

Every year in which offsetting is verified, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

In the three-month period ended March 31, 2002, Telefónica has estimated the existence of income tax loss of about 2,072 million and has determined a charge for the tax on minimum presumed income of 12 million, which was capitalized as "Other non-current receivables", because it is estimated as recoverable based on the Company's tax projection. In the three-month fiscal year ended December 31, 2001 and for the six-month period ended March 31, 2001, Telefónica's Income Tax amounted to 30 million and 86 million, respectively. These amounts were higher than the tax on minimum presumed income corresponding to those periods and were charged to expense of each period and included in the "Income Tax" account.

As provided in the Public Emergency and Exchange System Reform Law, the loss resulting from applying the exchange rate as of January 11, 2002 to the Company's net position of assets and liabilities in foreign currency as of January 6, 2002, which amounted to about 232 million, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date.

Tax on interest and financial cost of corporate indebtedness: this tax applies at a 15% rate to interest and other financial expenses paid by the companies residing in Argentina Republic as a result of loans granted by financial institutions under Law N° 21,526 or corporate bonds that are exempted under Law N° 23,576, and held by individuals or legal entities residing abroad or individuals residing in Argentina Republic. The Law passed by Congress last November 15, 2000, reduced the tax rate to 10% for the period January 1, 2001 through June 30, 2001 and to 8% as from July 1, 2001.

Value added tax ("VAT"): VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current Telefónica's customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of Telefónica. VAT actually deposited by Telefónica is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to Telefónica by its suppliers in connection with the purchase of goods and services. See Tax Reform.

Other taxes: the tax assessed on Telefónica to finance the activities of the Regulatory Authority is levied on Telefónica total monthly revenues from the provision of telecommunications services, net of any applicable tax.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered of relative high-cost as to rendering the basic telephone service, financed with a special contribution called "investment contribution commitment" of 1% of the revenues obtained from rendering the telecommunications services, net of any applicable tax.

A "Radioelectric rate" is also paid to the Regulatory Authority every four months in relation to radioelectric stations. Telefónica also pays provincial stamp taxes and other provincial and municipal taxes.

Tax Reform:

From the end of the year 2000, the National Congress passed the tax reform law that introduced, in addition to the above-mentioned changes, the following amendments:

Value-added tax: Law No. 25,360 allows VAT credits generated by depreciable real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits can not be offset against VAT obligations arising from a year's business, and on condition that the property of reference is still part of the tax payer's assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (lease of commercial real property and others).

Law No. 25,453, which became effective on July 31, 2001, granted the National Executive Power the powers to amend all the aspects of the law necessary for adopting the cash basis for the tax to become due and payable (collection of billed amounts, including the tax), instead of billing. As of the date of issuance of these financial statements the National Executive Power has not used the granted powers.

Decree No. 363/02 amended Law No. 24,760 on "Factura de Crédito" (Invoice covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lesser, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

Bank checking account transactions tax: Law No. 25,413 (effective as from March 26, 2001) added a new tax of up to 0.6% on certain bank checking account debits and credits. The Federal Executive was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, 2001, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (besides the above-mentioned taxes). The Federal Executive, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001. Later, Presidential Decree No. 1676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulleting on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Social security contributions: as from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, variable depending on the geographic area where the payroll-employee work is performed, be computable as a VAT credit. The net effect of both measures is nil with respect to the rates effective through June 30, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies from the commercial and services sector.

Decree No. 1387/01 established that contributions –other than those due to healthcare organization system and workers' compensation system premiums– will be fully computable as VAT credit as from April 1, 2003.

Of the section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Another section of this Law that eliminated the cap for salaries subject to employer and employee contributions under Law No. 24,241 was partially vetoed by the Federal Executive.

Turnover tax: Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than 200,000 in such tax. In the case of the telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by the Company to the rates applied to customers receiving the service in Buenos Aires, under the tax stability rules of the regulatory framework.

In addition, through Law No. 745 and effective January 1, 2002, the elements of the tax base for the International telecommunication service were amended to include all compensation to which the company residing in Argentina is entitled.

COINTEL REVENUES

Cointel's sole substantial activity is owning a controlling interest in Telefónica's common stock and its sole substantial source of cash revenues is dividends paid on such stock.

COMPARISON OF RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

All references made below to 2002 and 2001 are to the six-month periods ended March 31, 2002 and 2001, respectively, and are presented in compliance with the criteria provided for in Note 4. to the notes to the consolidated financial statements and therefore, do not include the spun off loss from spun-off operations.

As explained in Note 2.1. to the notes to the consolidated financial statements the Company has consolidated, line by line, its statement of income for the six-month period ended March 31, 2002 with the consolidated statement of income included in the consolidated financial statements of Telefónica and Telinver for the three-month fiscal year ended December 31, 2001, plus the consolidated statements of income included in the consolidated financial statements of Telefónica and Telinver for the three-month period ended March 31, 2002

Net Revenues

Net revenues decreased to 1,264 million in 2002 from 1,380 million in 2001.

The following table shows operating revenues in millions of pesos by category of services for 2002 and 2001:

	2002	2001
Basic telephone service		
Measured service	384	415
Monthly basic charges (1)	338	337
Special services	147	143
Installation charges	23	28
Public phones	93	120
Access charges	118	149
International long-distance service	52	72
Telephone equipment	14	42
Publishing of telephone directories	24	13
Other	71	61
Total	1,264	1,380

(1) Includes monthly basic charges and charges for supplemental services.

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica's network, and to customers of other operators routed through Telefónica's networks as well as other operators' networks. In this latter case, Telefónica bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see "Cost of Services Provided, Administrative Expenses and Selling Expenses", "Fees and payment for services").

Measured service decreased by 7.5% to 384 million in 2002 from 415 million in 2001. The change was principally due to a decrease in the average number of billable domestic long-distance lines (considering increases and decreases in long-distance lines as a consequence of competition through the so-called "presubscription" process) and a decrease in long-distance and local services in pulses consumed primarily as a result of the country's economic situation. These effects are offset by a decrease in commercial and low-consumption discounts.

Monthly basic charges, which include the monthly basic charges of measured service lines, as well as of prepaid lines, amounted to 338 million in 2002, as compared to 337 million in 2001, not being significant variation between both periods.

Special services increased by 2.8% to 147 million in 2002 from 143 million in 2001. The changes were principally due to an increase in the use of prepaid calling cards. Such increase was partially offset by a decreased in revenues from DTA (Digital Trunk Access) services mainly due to the granting of greater commercial discounts on basic rate and measured service and by a decrease in revenues from internet calls (internet traffic decreased by 21.5% to 2,913 million minutes in 2002 from 3,711 million minutes in 2001.

Income from installation charges decreased by 17.9% to 23 million in 2002 from 28 million in 2001. The change was principally due to a decrease in the amount of basic telephone lines installed during 2002. The variation was partially offset by a decrease in the commercial discounts.

Revenues for public phones decreased by 22.5% to 93 million in 2002 from 120 million in 2001. The decrease was due to decreased average interconnection of pay-phones operated by third parties ("telephone stations") and an decrease in consumption of street pay-phones lines. This variation was partially offset by a decrease in the commercial discounts granted to telephone station owners.

Access charges decreased by 20.8% to 118 million in 2002 from 149 million in 2001. The decrease was principally due to a decrease of interconnection from long distance operators and cellular telephony due to lower consumption. Additionally, revenues from cellular interconnection decreased due to commercial discounts granted to customers and a decrease in average rates. Such decrease was offset by an increase in revenues from the lease of lines to public telephony services providers.

International long-distance service revenues decreased by 27.8% to 52 million in 2002 from 72 million in 2001. The changes were principally due to a decrease in consumed minutes.

Telephone equipment revenues decreased by 66.7% to 14 million in 2002 from 42 million in 2001. The change was due to the country economic situation and the reduction by Telefónica of the offered product variety as from

January 2001, when Telinver spun-off the equipment and point of sales engagement that would be merged by Telefónica.

Publishing of telephone directories increased by 84.6% to 24 million in 2002 from 13 million in 2001. The increase in 2002 was due to the rescheduling of the effective distribution of directories in certain areas during the quarter October-December 2001 including mainly the cities of Mar del Plata, Neuquen, Chubut and San Juan.

Other revenues increased by 16.4% to 71 million in 2002 from 61 million in 2001. The change was principally due to an increase during the quarter October-December 2001 in the lease of digital direct lines and an approximately $5 million increase in other sales to Advance.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses increased to 1,097 million in 2002 from 1,076 million in 2001.

The following table shows the breakdown of expenses in millions of pesos for 2002 and 2001:

	2002	2001
Salaries, social security taxes and other personnel expenses	175	194
Depreciation and amortization (1)	329	315
Fees and payments for services	239	273
Management fee	47	58
Material consumption and other expenses	28	27
Allowance for doubtful accounts	182	85
Equipment sales cost	14	42
Other	83	82
Total	1,097	1,076

(1) Excluding the portion corresponding to financial expenses.

Salaries and social security taxes decreased by 9.8% to 175 million in 2002 from 194 million in 2001. The variation was mainly due to a significant headcount reduction in Telefónica, which decreased to 9,418 in 2002 from 9,420 in 2001. Lines in service per employee increased by 8.1% to 483 in 2002 from 447 in 2001.

Total depreciation and amortization increased by 4.4% to 329 million in 2002 from 315 million in 2001. In the Company, there was a decrease due to the amortization of the intangible asset that resulted from the acquisition of a 51% of Telefónica's common stock in November 1990 and the organization and preoperating expenses, which were amortized over a ten-year period by the straight line method, being totally amortized during the quarter ended December 31, 2000. Telefónica's depreciation increased due to the completion of different works in progress and the acquisition of fixed assets after March 31, 2001, the depreciation of which started as of such date.

Fees and payments for services decreased to 239 million in 2002 from 273 million in 2001; which represents a decrease of 12.5%. The variation was basically generated by a decrease in: (i) advisory and consulting expenses primarily as a result of expenses incurred in 2001 due to the business reorganization (see Note 4. to the notes to the financial statements; (ii) building maintenance expenses resulting primarily from commercial office refurbishing in 2001, (iii) advertising expenses related to the completion of certain advertising campaigns carried out in 2001, (iv) sales commission expenses and (v) charges for interconnection with other operators due to rate reduction and decreased consumption.

Material consumption and other expenses increased to 28 million in 2002 from 27 million in 2001, which represents a 3.7% increase. This variation is primarily the result of price changes in certain imported supplies.

The allowance for doubtful accounts charge increased by 114.1% to 182 million in 2002 from 85 million in 2001. This change arises mainly from the estimated effect of the Argentine macroeconomic situation on collection terms and delinquency levels, which has affected significantly certain type of customers.

The biggest part of the increase resulted from Telefónica Management's estimation, computing the corresponding financial effect, of the possible collection terms and of the receivables from the Argentine Government considering collection efforts in progress and the last information available on the basis of Argentina's perspectives.

Equipment sales cost decreased by 66.7% to 14 million in 2002 from 42 million in 2001. The decreased cost of sales results mainly from the decrease of telephony equipment and accessory sales.

Other Expenses, Net

Other expenses, net decreased by 18% to 41 million in 2002 from 50 million in 2001. This change arose mainly from decreased charges due to less employee termination and net book value of fixed assets retired. Such decrease was partially offset by increased in allowance for contingency.

Financial Gains and Losses

In line with Resolution M.D. No. 3/2002 from the CPCECABA, as described in Notes 2.6.d) and e) to the notes to the consolidated financial statements, the Company capitalized (net of amortization) 1,240 million in fixed assets and intangible assets over the six-month period ended March 31, 2002.

Net financial loss increased to a loss of 2,984 million in 2002 from a loss of 144 million in 2001. The change was mainly due to the effect of the Argentina's peso devaluation on the net position of assets and liabilities in foreign currency of the Company and its affiliates.

Consolidated gross capitalized interest and exchange differences totaled 40 million (including 34 million corresponding to capitalization of exchange differences) and 23 million in 2002 and 2001, respectively.

(Loss) Income Before Income Tax and Minority Interest and Net Loss for the years

(Loss) Income before income tax, minority interest and net loss from spun-off businesses was 2,840 million (loss) in 2002 compared to 109 million (income) in 2001. After the income tax charge and minority interest of 856 million (income) in 2002 and 139 million (loss) in 2001, loss from continuing operations amount to 1,984 million in 2002 and 30 million in 2001. The loss of Telefónica's spun-off businesses amount to 21 million in 2001. Net loss amount to 1,984 million in 2002 and 51 million in 2001.

Liquidity and Capital Resources

The Company's cash and cash equivalents amounted to 164 million and 73 million as of March 31, 2002 and 2001, respectively. Cash and cash equivalents in 2002 increased in 131 million, or 397% from 33 million at the beginning of such period. Of the cash and cash equivalents at March 31, 2002, 67% are primarily held in U.S. dollars and 33% are held in Argentine pesos. As a percentage of total assets, cash and cash equivalents represented 2.4% at March 31, 2002.

Total cash flows from operating activities for 2002 and 2001 amounted to 490 million and 129 million, respectively.

The ability of the Company to maintain or increase the level of cash generated from operations in the future will depend on Telefónica's renegotiation of telephone service future rates. The Company cannot foresee the level of its future service revenues or to what extent, if any, rates would keep pace with inflation and devaluation of the Argentine peso.

Cash Used for Investing Activities. Cash used for investing activities in 2002 decreased in 19 million, or 12% from 156 million in 2001. Telefónica's management cannot foresee with any certainty whether this trend will continue due to current uncertainties.

Cash Used for Financing Activities. Cash used for financing activities in 2002 decreased in 90 million, or 29% from 312 million in 2001.

The main uses of cash for 2002 and 2001 were those related to the purchase of fixed assets and payment of loans and dividends. Funds used for the purchase of fixed assets for the six-month periods ended March 31, 2002 and 2001 totaled 137 million and 156 million, respectively. These amounts are net of 5 million and 22 million, respectively, financed by trade and bank financial payables. Dividend payments to minority shareholders for the six-month periods ended March 31, 2002 and 2001 totaled 53 million and 74 million, respectively.

Additionally, the net cash provided by Telefónica spun-off businesses amount to 74 million in 2001. See Note 4. to the notes to the consolidated financial statements.

As of March 31, 2002, the Company and Telefónica owed a total amount of approximately 2,729 million (approximately US$958 million) to related parties, respectively, which matures until October 2002. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company's and Telefónica's payables ("events of anticipated maturity") if there are changes in the Company's and Telefónica's equity, economic and financial situation that due to their adverse nature may affect the Company's and Telefónica's capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company and Telefónica to repay their debts. The creditor has advised the Company and Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

Certain noncurrent assets relating to Telefónica' s telecommunications business have been valued calculating their recoverable value on the basis of Telefónica' s management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding rates evolution which, as described in Note 12.1. to the notes to the consolidated financial statements, derive from the pending negotiation with the Government, the recoverability of the booked value of such assets as of March 31, 2002, in the amount of 5,322 million will depend on the final outcome of such negotiation.

Foreign-Denominated Debt, Receivables and Investments

As of March 31, 2002, total consolidated bank and financial payables amount to 6,495 million, of which, 6,314 million are stated in foreign currency. Total bank and financial payables in foreign currency amount to approximately US$2,125 million, EURO 24 million and yens 8,840 million. Additionally, as of March 31, 2002, trade, tax and other payables in foreign currency amount to 269 million, of which, approximately, 206 million are stated in US dollars. Furthermore, total receivables, investments and cash in foreign currency amount to 303 million of which 96% are stated in US dollars.

Exposure to Foreign Exchange Rates

Effective September 29, 1999, Telefónica has entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the yen-dollar exchange rate, in connection with the loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars received is 7.98% per annum. As of March 31, 2002, the related liability considering the effect of the above-mentioned swap and the additional interest accrued amounts to US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payments terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

Additionally, during December 1999, Telefónica has entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the euro-dollar exchange rate, in connection with the net position of assets and liabilities in Euros, including the balance of the loan granted by The Istituto Centrale Per il Credito a Medio Termine ("Mediocredito Centrale") which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

Monetary and Currency Exchange Controls

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the B.C.R.A. provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 8, 2002, shall require B.C.R.A. previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities. Subsequent regulations of the B.C.R.A. established that from March 25, 2002 to August 12, 2002, such institution must authorize any payment of principal or interest on financial debts abroad, except for the above mentioned organizations.

While the above restriction is in force, or should it be maintained beyond August 12, 2002, the Company and Telefónica are unable to ensure that the B.C.R.A. will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to 3.0 billion. In addition, 3,155 million classified as noncurrent in the balance sheet, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above. If default is declared on the basis of the abovementioned reason, amounts that were disclosed as noncurrent in the balance sheet as of March 31, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

Telefónica Holding de Argentina S.A. ("THA") a shareholder of the Company, is evaluating Cointel's financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has so agreed with Cointel, to use its best efforts to provide such financing directly or indirectly and, subject to THA's own fund availability, which depends on the evolution of the issues affecting THA's financial situation.

On the other hand, TESA has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company's and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheet as of March 31, 2002 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

Contractual Obligations and Commercial Commitments

The following table represents the contractual obligations and commercial commitments of Cointel and Telefónica as of March 31, 2002:

	Payments due by Period in millions of Pesos				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations					
Bank and financial payables (1)	6,526	3,340	1,879	121	1,186
Other obligations (2)	791	630	61	36	64
Total contractual cash obligations	7,317	3,970	1,940	157	1,250
Commercial Commitments					
Lines of credit	-	-	-	-	-
Standby letters of credit	-	-	-	-	-
Guarantees	-	-	-	-	-
Standby repurchase obligations	-	-	-	-	-
Other commercial commitments (3)	361	223	79	59	-
Total commercial commitments	361	223	79	59	-

(1) Includes US$27 million and US$2 million related to preferred stock and preferred dividends, respectively.

(2) Includes certain trade payables, payroll and social security taxes, taxes and other payables.

(3) Includes 204 million principally related to certain framework agreements, which Telefónica will make use of in accordance to Telefónica's needs. The amounts not required by Telefónica will not constitute a formal obligation with other parties under such agreements.

Trend Information

Cointel's sole substantial activity is owning a controlling interest in Telefónica's common stock. Therefore, the information about trends that follows corresponds to Telefónica's business.

With the advent of competition since November 1999 and as fully liberalized competition commenced on November 8, 2000, operators under additional new licenses began to provide one or more of local, domestic long-distance and international service. Telefónica expects that the level of competition in its markets will increase in the future. As of December 2001, more than 26 new telephony licenses for local and/or long-distance services have been granted under Resolution 16,200/99. These licensees were not entitled to launch their services until November 2000 when the full liberalization was introduced. As of February 26, 2002, 8 licensees are providing local and/or fixed long-distance telephone service. These companies are Techtel S.A., Impsat, Keytech (which is operated by AT&T Latin America), CTI, Movicom Bell South, Comsat, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Telefónica is subject to competitive pressures due to the development of increased domestic and international transmission capacity. Additionally, as competition becomes more prevalent, prices paid for services may keep falling below tariff rates, perhaps significantly.

As a result of the pre-subscription process through which customers are able to select a provider of long-distance, certain local services customers of Telefónica opted for one of the other long-distance operators (Movicom/TCP, Keytech, Techtel, Comsat, Impsat, CTI/Integrales and Telecom), and certain Telecom local services customers opted for Telefónica or for Movicom/TCP or the others as their new provider of service. As of February 3, 2002, the total number of customers gained (approximately 270,000 lines) do not compensate for the customers of Telefónica in those customer segments that have opted for other providers (approximately 754,000 lines). In the near future, customers will select the long-distance call provider by dialing a three-digit code. Telefónica believes that any additional loss of long-distance revenues when this new system is implemented will depend on the specific service and price offerings, which may vary among operators. Because there is no precedent for competition in the Argentine telecommunications market among providers of basic telephone services, and since the recent devaluation for the Argentine peso is a dramatic change to what have been the economic conditions under which all domestic companies have run their businesses during the last years, Telefónica is unable to predict the precise extent of future losses of market share, the speed with which it might occur or the effect on Telefónica's overall operations or revenues.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing for the new competitive environment; however, there can be no assurance that the consequences of the introduction of competition will not materially and adversely affect the business, financial condition or results of the operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica's management, the implementation of Telefónica's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of increasing competition in the Argentine market.

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica's investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 22. to the notes to the consolidated financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company and Telefónica to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Consequently, the Company's and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies.

Should not financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheet as of March 31, 2002 and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is not possible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

AGREEMENT SIGNED BY THE COMPANY'S SHAREHOLDERS

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated ("Hicks Muse"), including República Holdings, Ltd. and a Citibank N.A. affiliate ("CEI affiliates") and TESA have entered into a Stock Exchange Agreement (the "Contract"), in relation with certain future transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred all its shares in the latter to its subsidiary TISA. Additionally, as of March 31, 2002, as a result of THA' s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

CORPORATE REORGANIZATION

Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. Telefónica shares subject to the TESA tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transaction described in Note 10.2.2. to the consolidated financial statements ("Agreement signed by the Company's Shareholders) the 98% of Telefónica voting rights are indirectly controlled by TESA.

Telefónica reorganization

As a consequence of TESA's plan to effect a global reorganization of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company's and Telefónica's Board of Directors and Telefónica's Special Shareholders' Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefónica, and consequently the Company, no longer holds an interest in Telefónica Comunicaciones Personales S.A. ("TCP"), Advance Telecomunicaciones S.A. ("Advance") and TYSSA Telecomunicaciones y Sistemas S.A. ("TYSSA"), whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders' Meetings of Telefónica and the above-mentioned subsidiaries, Telefónica's equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica's capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company and Telefónica's Board of Directors and Telefónica's Special Shareholders Meeting, the minority shareholders, that are not related to TESA exchanged their Telefónica's shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders will hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Telefónica's capital reduction amounts to approximately 395 million, from 2,141 million down to 1,746 million by setting 394,789,234 class B shares, face value $1 per share. The effect of the reorganization on Telefónica's Shareholders' equity as of October 31, 2000, which amounted to 625 million, was allocated to proportionately reduce the capital stock. The remaining amount was allocated to reduce the balance of the "Irrevocable capital contributions for future subscriptions" and "Comprehensive adjustment to irrevocable capital contributions for future subscriptions" accounts until the balances are exhausted, and "Comprehensive capital stock adjustment" account. The effect on spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, which amounts to a net assets decrease of 24 million, has been allocated to Telefónica's amount of "Unappropriated retained earnings" as of the effective reorganization date. On July 26, 2001 the CNV issued Resolutions No. 13,907, 13,908 and 13,909 whereby it approved the public offering filing of Advance and Telefónica Móviles Argentina S.A. ("TMA") and consented to the corporate reorganization described. Registration with the Public Registry of Commerce of the above mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. Total treasury shares amount to 2,355 and were acquired in the amount of $1.021 per share. According to LSC, these shares must be sold within 1 year of acquisition.

As a consequence of the above-mentioned transactions, the Company did not receive shares of the companies into which the spun-off businesses are merged. Consequently, as from the effective reorganization date (February 1, 2001) the Company's equity interest in Telefónica Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

Telefónica reorganization transactions did not change the Company's financial position as of October 31, 2000, as the shareholding interest increase in Telefónica described above was compensated by Telefónica's shareholders' equity reduction resulting from the reorganization transactions. The effect of Telefónica's spun-off assets and liabilities amounting to 2 million, which is the result of: a) the increase of the Company's ownership interest in Telefónica as from the effective reorganization date, b) the effect of the spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, and c) the differential of the Company's ownership interest in Telefónica (from 51.0% to 62.5%) on the dividends approved by Telefónica on March 12, 2001, has been allocated to Cointel's balance of "Unappropiated retained earnings" in Cointel's statement of changes in shareholders' equity for the year ended September 30, 2001.

Described below are the commitments approved by Telefónica, TCP, Telinver, TMA and Advance Board of Directors and Special Shareholders' Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a) Agreement between Telefónica, Telinver, TCP and Advance whereby:

- Telinver spun-off the assets and liabilities related to the sale of equipment businesses and point of sales network and those assets and liabilities were merged into Telefónica.

- TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band "B" of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Metropolitan Area, Rosario, Santa Fe, Córdoba, Río Cuarto, Catamarca, Resistencia, Paraná, Concordia, Tucumán, Corrientes, La Rioja, Jujuy, Salta, Posadas, Formosa, Santiago del Estero, Neuquén, Mendoza and Bahía Blanca. The authorization had been granted to Aki S.A. ("Aki") under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica

- Advance spun-off certain assets and liabilities related to the Internet Access business (including all its customers other than corporate customers), point-to-point lines in the southern region, 80% of the Starnet network, 80% of the Satellite Network (equivalent to 40% of all such network) and 100% of the IP network (Internet Protocol Network). Those assets and liabilities were merged into Telefónica.

According to the commitment, the above-mentioned spin-off-mergers were effective as from January 1, 2001 ("Date of the First Reorganization").

b) Agreement between Telefónica, Advance and TMA whereby Telefónica spun-off: (i) the assets and liabilities related to the data business, including Telefónica's international data business (comprised of 100% of the identifiable assets necessary for the provision of international data services, 14.40%, 29.56%, 23.60%, 19.30%, 80%, 16.67%, 63.64% and 15.79% of the Unisur A Segment, Unisur B Segment, Unisur C Segment, Americas I, Americas II, Panamericano, Atlantis II and Columbus cables, respectively, 10.94% of the rights of use of the Transbrasil cable and certain receivables and liabilities related to such business), the portion of Telefónica's goodwill related to the Advance data business and the ownership interests in Advance, and (ii) Telefónica's consulting business (related to Telefónica's interest in TYSSA) that were merged into Advance. In this sense, Advance reduced its capital stock and shareholders' equity as a consequence of having received its own shares from Telefónica. Additionally, Telefónica spun-off the mobile communications business related to

Telefónica's interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 ("Date of the Second Reorganization").

The shares resulting from Advance and TMA capital increases related to the incorporation of Telefónica's assets and liabilities spun-off mentioned in the preceding paragraph have been exchanged for Telefónica's shares held by Telefónica Datacorp. S.A. and Telefónica Móviles S.A. (companies indirectly controlled by TESA), respectively and by Telefónica's minority shareholders.

c) As from February 1, 2001 ("Date of the Third Reorganization"), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in E-Commerce Latina ("ECL"). The preliminary spin-off/merger agreement was approved by Telefónica's Board of Directors and Special Shareholders' Meeting on February 15, 2001 and March 30, 2001, respectively.

The companies agreed to use spin-off-merger-purpose balance sheets as of October 31, 2000 in the case of the reorganizations described in a) and b) and December 31, 2000 in the case of the reorganization described in c) above, for the purpose of obtaining the reorganization approvals by the Board of Directors and Shareholders' Meetings of the companies. Considering the effective Date of the First Reorganization, the Second Reorganization and the Third Reorganization (the "Reorganization Dates") established in the related spin-off-merger agreements, the shareholders' equity computed for purposes of these reorganizations included the changes arising out of the operations of the spun-off businesses from November 1, 2000 (in the case of the reorganizations described in a) and b)), and from January 1, 2001 (in the case of the reorganization described in c)) to the respective Reorganization Dates.

Due to the tax effects of the reorganization and regarding its exemption from income and value-added taxes, section 77 of the income tax law provides that Telefónica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

a) the activities developed by the reorganized companies (or similar activities), and

b) its shares listed on self-regulated stock-exchange markets (or, otherwise, Telefónica shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

Telefónica and its indirect controlling company intend to fulfill the requirements mentioned in a) and b) above.

The following tables show the approximate effect of the spun-off businesses on the consolidated statements of income and cash flows for the six-month period ended March 31, 2001.

- Consolidated loss of the spun-off businesses:

The results of operations related to the spun-off businesses for the six-month period ended March 31, 2001 are as follows:

	2001 (a)
Net revenues	292
Cost of services provided	(186)
Administrative expenses	(36)
Selling expenses	(87)
Operating loss	(17)
Financial loss on assets	(2)
Financial loss on liabilities	(22)
Net loss of spun-off businesses	(41)
Minority interest of spun-off businesses	20
Company's interest in loss of spun-off businesses	(21)

(a) Includes operations for the four-month period up to the effective reorganization date.

- Consolidated cash flows of the spun-off businesses:

The effect of the spun-off operations in the cash flows for the six-month period ended March 31, 2001 is as follows:

	2001 (a)
Cash used in operating activities	(6)
Cash used in investment activities	(33)
Cash provided by financing activities	113
Total net cash provided by spun-off businesses	74

(a) Includes operations for the four-month period up to the effective reorganization date.

Statistical Data

The following table provides certain basic information relating to the development of Telefónica's domestic telephone system.

	2002	2001
Billable lines of measured service	3,807,999	3,598,180
Lines installed	4,884,052	4,793,750
Lines in service	4,546,068	4,384,197
Lines in service per 100 inhabitants	24.4	24.2
Lines in service per employee	482.7	446.5
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	114,148	120,198

Item 2

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements and Management's Discussion
and Analysis of Financial Condition and Results of Operations
as of and for the Three-Month Periods ended December 31, 2001 and 2000

ANDERSEN

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen
25 de Mayo 487
1002 Buenos Aires
Argentina
Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To

COMPAÑIA INTERNACIONAL

DE TELECOMUNICACIONES S.A.:

1. We have reviewed the accompanying consolidated balance sheets of Compañía Internacional de Telecomunicaciones S.A. (an Argentine Corporation) and its consolidated subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the three-month periods ended December 31, 2001 and 2000, all expressed in Argentine pesos (Note 2.3.). These financial statements are the responsibility of the Company's management.

2. We conducted our reviews in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. As described in Note 22.2. to the accompanying consolidated financial statements, in the last few months, a deep change has been implemented in the economic model of Argentina as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country, the effects of which will be recognized in the next period in accordance with Argentine generally accepted accounting principles; (b) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (c) the restriction on transfers abroad on account of financial loan principal service and dividend distributions without prior authorization from the Banco Central de la República Argentina; (d) the increase in domestic prices and (e) in the case of Telefónica de Argentina S.A. ("Telefónica"), the need to renegotiate with the Argentine Federal Government future rates that Telefónica will charge to its customers for telecommunications

services (Note 12.1.). The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying consolidated financial statements should be read taking into account the issues mentioned above. The recoverability of the amount booked as of December 31, 2001 in fixed assets corresponding to the telecommunications business of Telefónica totaling 2,868 million, considering the Company's ownership interest in such company, depends on the effect that the outcome of the rate renegotiation may have on Telefónica's operations. Additionally, the estimated effect of the devaluation on the Company's shareholders' equity, after computing the exchange difference that should be capitalized on the basis of effective accounting standards in Argentina, could cause the Company to fall within one of the mandatory capital reduction events or within a dissolution event (if the Company's shareholders' equity becomes negative) provided by sections 206 and 94 of the Business Associations Law effective in Argentina.

4. Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above in order for them to be in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina ("Argentine GAAP") and the relevant regulations of the Business Associations Law and the National Securities Commission ("CNV").

5. The financial statements of the Company and Telefónica as of December 31, 2001 have been prepared assuming that these companies will continue as a going concern. As discussed in Note 8.1. to the accompanying financial statements, the Company's consolidated current assets in foreign currency are lower than the respective current liabilities in foreign currency and it is uncertain whether the Company and Telefónica will obtain refinancing or additional credit lines to be able to pay their current debts or whether the Banco Central de la República Argentina will authorize transfers abroad to pay to foreign creditors. Because of the situations described above and the potential adverse effect of the outcome of the pending rate negotiation of Telefónica mentioned in paragraph 3., the Company and Telefónica may be unable to continue as a going concern. The financial statements as of December 31, 2001 do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

6. Accounting practices used by the Company in preparing the accompanying financial statements conform with Argentine GAAP, but do not conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of the significant differences between Argentine GAAP and U.S. GAAP and the approximate effect of those differences on net income and shareholders' equity are set forth in Note 18 of the notes to the financial statements. The Company has not, however, presented the additional financial statement disclosures required by U.S. GAAP.

Buenos Aires,
February 26, 2002

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fol. 8

EDUARDO C. CODURI
Partner
Certified Public Accountant
Buenos Aires University
C.P.C.E.C.F. Vol. 163 - Fol. 202

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Tucumán 1 - 18th floor, Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

(stated in Argentine pesos – see Note 2.3.)

Principal Business: Direct or indirect participation in businesses related to the areas of telecommunications, other forms of communications and energy.

Registration with the Public Registry of Commerce:

- Of the articles of incorporation: October 4, 1990.
- Of the last change to the bylaws: October 29, 2001. See Note 19.

Registration number with the "Inspección General de Justicia" ("IGJ" the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: September 30.

Capital structure: See Note 6.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2000 (1)

(stated in million of Argentine pesos - see Note 2.3.)

	2001	2000
CURRENT ASSETS		
Cash	38	22
Investments (Notes 21.a) and b)	32	52
Trade receivables (Note 3.a)	645	791
Inventories (Note 3.b)	16	36
Other receivables (Note 3.c)	99	121
Total current assets	830	1,022
NONCURRENT ASSETS		
Trade receivables (Note 3.a)	11	-
Other receivables (Note 3.c)	58	27
Investments (Note 21.a)	8	134
Fixed assets (Note 21.c)	4,424	4,672
Intangible assets and deferred charges (Note 21.d)	218	233
Net assets of spun-off businesses (Note 4.)	-	607
Total noncurrent assets	4,719	5,673
Total assets	5,549	6,695
CURRENT LIABILITIES		
Trade payables (Note 3.d)	310	360
Bank and other financial payables (Note 3.e)	1,221	1,356
Payroll and social security taxes payable (Note 3.f)	66	63
Taxes payable (Note 3.g)	98	158
Other payables (Note 3.h)	53	51
Reserves (Note 21.e)	3	2
Total current liabilities	1,751	1,990
NONCURRENT LIABILITIES		
Trade payables (Note 3.d)	32	1
Bank and other financial payables (Note 3.e)	1,234	1,433
Payroll and social security taxes payable (Note 3.f)	39	39
Other payables (Note 3.h)	52	55
Reserves (Note 21.e)	89	54
Total noncurrent liabilities	1,446	1,582
Total liabilities	3,197	3,572
MINORITY INTEREST IN CONTROLLED COMPANIES	938	1,672
SHAREHOLDERS' EQUITY (per related statement)	1,414	1,451
Total liabilities, minority interest in controlled companies and shareholders' equity	5,549	6,695

(1) See Notes 2.7. and 4.

The accompanying Notes 1 to 22 are an integral part of these statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000 (1)

(stated in million of Argentine pesos, except for per share amounts which are stated in Argentine pesos - see Note 2.3.)

	2001	2000
NET REVENUES	647	714
COST OF SERVICES PROVIDED (Note 3.i)	(350)	(376)
Gross profit	297	338
ADMINISTRATIVE EXPENSES (Note 21.h)	(72)	(80)
SELLING EXPENSES (Note 21.h)	(175)	(82)
Operating income	50	176
LOSS ON EQUITY INVESTMENTS	(4)	(1)
OTHER EXPENSES, NET (Note 21.h)	(24)	(30)
FINANCIAL INCOME (LOSS) ON ASSETS, NET (Note 21.h)	7	(15)
FINANCIAL LOSS ON LIABILITIES, NET (Note 21.h)	(48)	(52)
(Loss) Income for the period from continuing operations before income tax and minority interest in controlled companies	(19)	78
INCOME TAX (Note 2.6.h)	(30)	(57)
MINORITY INTEREST IN CONTROLLED COMPANIES	12	(31)
Net loss for the period from continuing operations	(37)	(10)
NET LOSS OF TELEFONICA'S SPUN-OFF BUSINESSES (Note 4.)	-	(18)
Net loss for the period	(37)	(28)
Earnings attributable to preferred shareholders	- (2)	(1)
Loss attributable to common shareholders	(38) (3)	(29)
Loss per share	(0.007)	(0.005)

(1) See Notes 2.7. and 4.
(2) Less than 0.5 million.
(3) Total may not sum due to rounding in millions.

The accompanying Notes 1 to 22 are an integral part of these statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000

(stated in million of Argentine pesos - see Note 2.3.)

	2001						
	Shareholders´ investment						
	Common			Preferred			
	Capital stock			Capital stock			
Description	Face value	Adjustment to capital	Premium on Share issue	Face value	Adjustment to capital	Adjustment to redemption value	Total
Balance at beginning of year	531	413	15	14	12	1	986
Net loss for the period	-	-	-	-	-	-	-
Balance at end of period	531	413	15	14	12	1	986

	2001				2000
	Retained earnings				
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings	Total	Total
Balance at beginning of year	103	381	(19)	1,451	1,479
Net loss for the period	-	-	(37)	(37)	(28)
Balance at end of period	103	381	(56)	1,414	1,451

The accompanying Notes 1 to 22 are an integral part of these statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000

(stated in million of Argentine pesos - see Note 2.3.)

CHANGES IN CASH AND CASH EQUIVALENTS	2001	2000 (3) (6)
Cash and cash equivalents at end of period (2)	70	91
Cash and cash equivalents at beginning of year	33	404
Increase (Decrease) in cash and cash equivalents	37	(313)
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities:		
Net loss for the period	(37)	(28)
Net loss of Telefónica's spun-off businesses	-	18
Adjustments to reconcile net loss to net cash provided by operations:		
Financial expenses (4)	9	34
Fixed assets depreciation	166	151
Material consumption	6	7
Net book value of fixed assets retired	-	1
Amortization of intangible assets and deferred charges	4	8
Cost of services provided	9	20
Increase in allowances and reserves	129	48
Loss on equity investments	4	1
Minority interest in controlled companies	(12)	31
Payment of dividends to minority shareholders	(53)	-
Changes in assets and liabilities:		
Other receivables (8)	(15)	(7)
Inventories	(2)	(27)
Payroll and social security taxes payable	2	(39)
Taxes payable	6	31
Other payables	10	15
Trade receivables	(52)	(37)
Trade payables	16	(61)
Total cash provided by operations	190	166
Cash flows from investing activities:		
Purchases of fixed assets (5)	(95)	(62)
Total cash paid on investing activities	(95)	(62)
Cash flows from financing activities:		
Increase in bank and other financial payables	83	325
Decrease in bank and other financial payables	(141)	(767)
Total cash paid on financing activities	(58)	(442)
Cash flows provided by Telefónica's spun-off businesses (7)	-	25
Total increase (decrease) in cash and cash equivalents	37	(313)

(1) Cash and cash equivalents (investments with an original maturity not exceeding three months). See Note 2.5.
(2) Supplemental information on cash flows, see Note 17.
(3) Cash and cash equivalents at end of period includes 17 million allocated in the line "Net assets of spun-off businesses" in the consolidated balance sheet as of December 31, 2000.
(4) Includes those not involving movement of funds.
(5) Net of 19 million financed by trade and bank and financial payables for the three-month period ended December 31, 2000.
(6) See Notes 2.7. and 4.
(7) The breakdown effect on consolidated cash flows for the three-month period ended December 31, 2000 of spun-off businesses is included in Note 4.
(8) In 2001, net of 93 million related to the settlement of intercompany receivables, through the assignment of financial loans and of 30 million related to reclassification of Patriotic Bond from noncurrent investments to other receivables.

The accompanying Notes 1 to 22 are an integral part of these statements.

MIGUEL ANGEL GUTIERREZ
Vice-President

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

(stated in Argentine pesos - see Note 2.3.)

1. CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. ("Cointel" or "the Company") controls Telefónica de Argentina S.A. ("Telefónica") which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license as granted was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications ("SC") issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local and domestic and international long-distance telephone services and telex services in the Northern Region. Telefónica's obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum.

Additionally, on February 12, 2002, Telefónica's Board of Directors approved the amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other type of businesses not necessarily related to rendering telecommunications services, including purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. The above amendment must be approved by Telefónica's Special Shareholders' Meeting, and authorized by the appropriate authority.

Telefónica, S.A. ("TESA"), a Spanish company, indirectly controlling the Company, has carried out a plan to make a global reorganization of its group operations by line of business. As a result of the above-mentioned reorganization, Telefónica and, consequently, the Company, no longer hold an interest in certain companies indirectly controlled by them. See Note 4.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1. Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") applicable to consolidated financial statements in accordance with the requirements of the Comisión Nacional de Valores ("CNV") and are presented in Argentine pesos (see Note 2.3.). The consolidated financial statements also include certain reclassifications and additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America ("SEC").

In accordance with Argentine GAAP and current Argentine legislation, the presentation of the parent company's individual financial statements is required. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

Following the procedure established by Technical Resolution ("RT") No. 4 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas ("FACPCE") and the applicable standards of the CNV, the Company has consolidated, line by line, its financial statements as of December 31, 2001 and the statements of income and of cash flows for the three-month period ended on such date; with the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. ("Telinver") as of December 31, 2001; company in which Telefónica holds sufficient votes to determine the corporate will.

The consolidated financial statements as of December 31, 2000 were prepared using the financial statements as of that date of Telefónica and its subsidiaries, Telinver, Telefónica Comunicaciones Personales S.A. ("TCP"), Advance Telecomunicaciones S.A. ("Advance") and TYSSA Telecomunicaciones y Sistemas S.A. ("TYSSA"), companies in which Telefónica held sufficient votes to determine the corporate will whether directly or indirectly. The consolidated financial statements for the three-month period ended December 31, 2000 were retroactively restated to reflect the effects of the reorganization transactions. See Note 4.

All material intercompany accounts and transactions have been eliminated in consolidation.

As of December 31, 2001, the data reflecting corporate control is as follows:

Company	Business	Capital stock (1)	% of capital stock and % of votes	Shareholdin
Telefónica	Telecommunications services, among others (5)	1,746,052,429 (4)	64.83 (2)	Direct
Telinver	Commercial, investment and telecommunications services, among others	49,623,217	99.99 (3)	Indirect

(1) Total face value, in pesos.
(2) See Note 4.
(3) Telefónica's interest in Telinver.
(4) Includes 2,355 treasury shares. See Note 4.2.
(5) See Note 1.

2.2. Generally accepted accounting principles

In preparing these financial statements, the Company used the valuation methods required by applicable resolutions of the CNV which, in the Company's case, do not differ from those required by the FACPCE, and approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires ("CPCECABA"). See Note 2.10.

2.3. Presentation of financial statements in constant Argentine pesos

The financial statements fully reflect the effects of changes in the purchasing power of money through August 31, 1995, by restating amounts to constant pesos by the method laid down in RT No. 6 of the FACPCE. In compliance with regulations established by the CNV, effective September 1, 1995, the Company discontinued the application of the restatement method and retained restatements recorded until that date.

This method is allowed by Argentine GAAP provided that the change experienced by the price index applicable for restatement does not exceed 8% per annum. The change in the above index during each of the fiscal years ended as from September 1, 1995 was below that maximum limit. See Note 22.2.

2.4. Financial instruments with off-balance sheet risk and concentration of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, Telefónica has entered into the following instruments to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1. Effective September 29, 1999, Telefónica has entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the yen-dollar exchange rate, in connection with a loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen

per US dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the dollars received is 7.98% per annum. As of December 31, 2001, the related liability taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to 86 million.

2. During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the euro-dollar exchange rate, in connection with the net position of assets and liabilities in euro, including the balance of the loan granted by The Istituto Centrale Per il Credito a Medio Termine ("Mediocredito Centrale") which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of December 31, 2001 and 2000 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Trade receivables from the Argentine Government as of December 31, 2001 and 2000 amounted to 95 million and 113 million, respectively. The percentages of net revenues derived from services rendered to the Argentine Government for the three-month periods ended December 31, 2001 and 2000 were 3.3% and 4.2%, respectively.

Out of the above-mentioned balances as of December 31, 2001 not yet collected as of the date of issuance of these financial statements, approximately 84 million were past due as of December 31, 2001. On the basis of Telefónica's current collection efforts and the information available as of the date of issuance of these financial statements about Argentina's future economic perspectives (see Note 22.2.), Telefónica's Management has reestimated the possible collection terms and conditions of the receivables from government entities mentioned above. The estimated financial effects of the possible deferral of collections from such government agencies has been considered to determine the allowance for doubtful accounts as of December 31, 2001 (see Notes 21.h) and 21.e). The portion of net value related to these receivables that Telefónica estimates will be collected over 12 months has been classified as noncurrent as of December 31, 2001 (see Note 3.j).

As of the date of issuance of these financial statements, the Company does not have any other financial instrument that would create off-balance sheet risk associated with such instruments.

2.5. Statement of cash flows

In the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

2.6. Valuation methods

In connection with certain accounting issues related to the Public Emergency and Currency Exchange System Reform Law, in January 2002 the CPCECABA issued Resolution MD No. 1/02 that established, among other things, that assets and liabilities in foreign currency as of December 31, 2001, must be valued at the exchange rate effective as of the last day on which transactions in foreign currency were made in Argentina. In the case of the US dollar, the applicable exchange rate is US$1 = $1, which was the exchange rate effective under Law No. 23,928 (Convertibility Law) as of period-end. Additionally, in line with the above described, on January 23, 2002, the CNV approved General Resolution No. 392.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The ultimate results could differ from those estimates.

The principal valuation methods used in the preparation of the financial statements are as follows:

a) Cash, trade receivables, current investments, other receivables, payroll and social security taxes and other payables (except bank and financial payables):

- In local currency (Argentine Pesos): at nominal value, including financial income/expense accrued through the end of each period, if applicable.

- In foreign currency: they are stated at the selling or buying exchange rate in effect at the end of each period or at the exchange rate effective before that date if the exchange rate was not available (see the provisions of Resolution MD No. 1/02 of the CPCECABA above), including accrued financial income/expenses, if applicable. The related detail is disclosed in Note 21.g). See Note 22.2.

Government securities ("Bocon") and Mutual funds have been valued at the market value as of the end of each period, net of estimated selling expenses. See Note 21.a)

Trade receivables include services and settlements with foreign correspondents billed, and service and settlements accrued but unbilled as of the end of each period, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of the period end of the surcharge for late payment included in the invoices for payments until the "second due-date" of the invoice. For amounts that are past-due beyond the second due date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

Prepaid services: includes payments made to IBM Argentina S.A. ("IBM") in excess of the portion of the contract's total cost accrued through the period-end for having received the basic service (see note 11.1.). Such amount is disclosed net of the unaccrued balance of the income from the sale of the assets transferred to IBM, which will accrue on a straight-line basis over the term of the contract.

"Patriotic Bond" and Tax credit certificates ("TCC"): they were valued at face value in foreign currency, stated at the buying exchange rate in effect at the end of the period or the exchange rate effective before that day if the exchange rate was not available (see the provisions of Resolution MD No. 1/02 of the CPCECABA above), plus the financial income accrued until that date. Telefónica intends to hold the Patriotic bond and certificates until the related maturity dates and use them to compensate taxes to be payable (see Note 15.).

Payroll and social security taxes payable include pre-retirement agreements with employees of Telefónica. The pertinent amount is calculated on the basis of the present value of such agreements (see Note 3.f).

Universal Service contribution: Telefónica calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) admitted by the related Regulation and, if resulting in balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions or subsidies which must be first approved by the regulatory entity, as well as any balance receivable to Telefónica that may arise from the above calculation, are booked by Telefónica as receivable in the period in which its reimbursement is approved by such entity (see Note 14.a).

Other payables (other) mainly includes: a) the amounts payable for the settlement of certain legal actions involving the contributions that Telefónica is required to make to the employee's "Compensatory Fund", which was recorded at the present value of the future payments agreed upon. Also, other payables include the amounts payable under the agreement of extraordinary contribution to the Compensatory Fund executed by Telefónica that was recorded at the present value of the payments agreed upon and b) Benefits under the Collective Labor Agreements for Telefónica's employees who retire on reaching normal retirement age, or earlier due to disability or death. The liability for these benefits is stated at the present value and has been determined based on the number of employees in service as of the end of each period and the probability of their qualifying for this benefit.

b) Inventories:

Raw materials have been valued at replacement cost, which does not exceed their estimated realizable value.

Directories in edition process have been valued at cost. The value does not significantly differ from reproduction cost and does not exceed their estimated realizable value.

Equipment and supplies (including telephone accessories and cellular prepaid cards) have been valued at the purchase price, which does not significantly differ from replacement cost and does not exceed their estimated realizable value.

Inventories are disclosed net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at each period-end.

In 2000, telephone sets and cellular telephone accessories have been valued at replacement cost, which did not exceed their estimated realizable value.

c) Noncurrent investments:

Listed shares of Telefónica as of December 31, 2000: relates to Telefónica shares sold by the Company under repurchase agreements. They are stated at their market value net of estimated selling expenses since the Board of Directors decided the free disposition of these shares (See Note 8.2.1.)

Interest in E-Commerce Latina S.A. ("ECL") as of December 31, 2001 and 2000, was valued by the equity method based on the financial statements as of December 31, 2001 and 2000, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

As of December 31, 2001, Telefónica holds an equity interest of about 1% in Tele Brasil Sul Celular Participações S.A. ("TBSCP"). The equity interests in TBSCP as of December 31, 2001 and 2000 were valued at acquisition cost, up to the value calculated by the equity method.

Other investments represent Telefónica's share in International Telecommunications Satellite Organization ("Intelsat") and share in New Skies Satellites N.V. as of December 31, 2001 and 2000. They have been valued at the U.S. dollar amount of paid-in capital, stated at the buying exchange rate in effect at the end of each period or at the exchange rate effective before that date if the exchange rate was not available (see the provisions of Resolution MD No. 1/02 of the CPCECABA). These entities allocate benefits and operating expenses and other costs and expenses to their members. Telefónica accounts for these allocations as they are reported by these entities. The contract signed by Telefónica and Intelsat provides that Telefónica may not sell its entire interest in Intelsat without prior approval of the Regulatory Authority.

Interests in Radio Servicios S.A. ("RS"), AKI S.A. ("Aki") and Radio Móvil Digital Argentina S.A. ("RMDA") as of December 31, 2000, were valued by the equity method based on the financial statements of such companies as of December 31, 2000, prepared in accordance with accounting principles consistent with those used by the Company.

d) Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones ("Entel") have been valued at their transfer price to Telefónica restated as indicated in Note 2.3., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction stretches over a period of time, includes the financial cost generated by third parties, related to the investment during the construction period through the time the asset is ready for use. Capitalized interest included in construction in process, for the three-month periods ended December 31, 2001 and 2000 totaled 2 million and 14 million, respectively.

For those assets whose operating condition warrants replacement earlier than the end of the useful life allocated to the fixed asset category concerned, Telefónica calculates depreciation charge based on the estimated remaining useful life assigned, in accordance with the investment plan.

Fixed assets relating to Telefónica' s telecommunications business were valued calculating their recoverable value on the basis of Telefónica's management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding rates evolution which, as described in note 12.1., derive from the pending renegotiation with the Government, the recoverability of the booked value of fixed assets as of December 31, 2001, in the amount of 4,424 million, will depend on the outcome of such renegotiation.

e) Intangible assets and deferred charges:

Organization and preoperating expenses include the Company's start-up expenses which have been valued at historical cost restated in constant pesos (see Note 2.3.), and are being amortized over a ten-year term as from the year ended December 31, 1991. As of December 31, 2000, they were totally amortized.

Goodwill on investment in companies: represents the excess of the investment cost over the investment valued by the equity method related to: (a) Telefónica's equity interest, for the portion not yet fully amortized, which is amortized over 240 months by the straight-line method, (b) as of December 31, 2001 "goodwill" reflects the acquisition costs of the continuing portion of the internet business that used to be operated by Advance, Satlink S.A. and Compuserve S.A. Argentina ("Compuserve"), and as of December 31, 2000 goodwill reflects the portion of the acquisition costs of the business that used to be operated by Advance, Satlink S.A., Compuserve and Aki, exceeding such business valuation calculated by the equity method based on financial statements as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates. These goodwills are amortized over a 10-year term by the straight-line method as from the respective acquisition dates and (c) the capital contributions made with issuance premium to ECL (merged into Telefónica in connection with the corporate reorganization mentioned in Note 4.) which respective goodwill is being amortized by the straight-line method over a ten year term.

As described in Note 4., as from February 1, 2001, Telefónica spun-off the portion of Advance goodwill related to the data business of Advance.

The recoverable value of the Company's investment in Telefónica and the related goodwill as of December 31, 2001, were evaluated on the basis of the Company's management best estimate of future cash flows of Telefónica, considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding rates evolution which, as described in Note 12.1., derive from the pending negotiation with the Argentine Government, as well as on the results of negotiations of Telefónica to obtain financing or to settle its current liabilities in the normal course of its business and maintain its normal operations, as described in Note 8.1., the recoverability of such investment and the related goodwill as of December 31, 2001, in the amount of 1,901 million, will depend on the outcome of the above-mentioned issues.

Trademarks were stated at their acquisition cost restated in constant pesos as indicated in Note 2.3. and the license to use the logo was stated at cost, restated in constant pesos in accordance with the above-mentioned note, net of accumulated amortization, which was calculated based on the remaining duration of Telinver contract, until June 2007.

The licenses to use links have been valued at the restated acquisition cost and are amortized by the straight-line method over a fifteen-year term.

The assignment to Telinver of Meller Comunicaciones S.A.'s rights pursuant to the contract for publishing Telefónica's telephone directories and the "not to compete" commitment undertaken by Meller Comunicaciones S.A., are being amortized as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the above-mentioned contracts.

As of December 31, 2000, spun-off intangible assets include licenses and capitalized expenses, which were amortized by the straight-line method.

f) Bank and other financial payables:

- In local currency: at nominal value plus interest accrued, payable on the respective maturity dates calculated at the contractual interest rate in effect as of December 31, 2001 and 2000.

- In foreign currency: at nominal value plus interest accrued, payable on the respective maturity dates, converted at the exchange rate in effect at the end of each period or at the exchange rate effective before that date if the exchange rate was not available (see provisions of Resolution MD No. 1/02 of the CPCECABA mentioned in Note 2.6.) calculated at the contractual interest rate in effect as of December 31, 2001 and 2000. See Note 22.2.

g) Assets and liabilities related to the spun-off businesses:

As of December 31, 2000, the assets and liabilities of the spun-off businesses (see Note 4.) have been valued in accordance with the valuation methods described in this note corresponding to each asset and liability category.

h) Income tax:

The Company calculates the Income Tax charge by applying the effective tax rate of 35% to the taxable income for the period. The Company does not consider the effect of temporary differences between Net Income and Taxable Income for the calculation of the income tax provision. Additionally, the Company calculates the Minimum Presumed Income Tax by applying the effective tax rate of 1% on certain production assets as of the end of the year. This tax is supplementary to Income Tax. The Company's tax liabilities shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

As Cointel estimates that the income tax and the tax on minimum presumed income will not generate any charge at the end of the fiscal year, no income tax or tax on minimum presumed income was accrued for Cointel in the statement of income for the three-month periods ended December 31, 2001 and 2000.

For the fiscal year ended September 30, 2000, Cointel has determined a total charge for minimum presumed income tax of 0.4 million, which was included in "Other receivables". Additionally, as of September 30, 2001, the Company has an accumulated income tax loss carryforward of about 193 million according to the respective tax returns filed as of that date, which might be used to offset the future taxable income as follows:

Last year in which available	Tax loss carryforward
2002	17
2004	48
2005	60
2006	68
	193

Every year in which offsetting is verified, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

Telefónica calculated the Income Tax charge for the three-month fiscal year ended December 31, 2001 by applying the effective tax rate of 35% to taxable income. The charge for the three-month period ended December 31, 2000 has been calculated by applying the estimated effective tax rate as of the end of the fiscal year to the income for the period. Telefónica does not consider the effect of temporary differences between net income and taxable income for the calculation of the income tax accrual.

In the three-month periods ended December 31, 2001 and 2000, respectively, Telefónica's Income Tax amounted to 30 million and 57 million, respectively. These amounts were higher than the tax on minimum presumed income and were charged to expense of each period and included in the "Income Tax" account.

i) Reserves:

Charges have been recorded for contingencies where it is probable for the Company to incur a liability. When estimating the amount, consideration has been given to the probability of occurrence, after consideration of legal counsel's opinion regarding the matter.

j) Financial Instruments:

Telefónica employs currency swaps to reduce the exposure to fluctuations in the exchange rates of the yen and the euro to the US dollar in relation to the obligations assumed in yens and euro detailed in Note 2.4. Thus, Telefónica ensured a fixed exchange rate for such obligations. Telefónica values the covered obligations at each period´s closing exchange rate and also recognizes separately the amounts receivable or payable under such swap agreements upon each closing date. Consequently, any gain/loss deriving from swap agreements is charged to income together with the charges for exchange rate fluctuations related to such covered obligations. The premium in the swap agreements is deferred and amortized by the straight-line method over the life of such agreements.

In addition, as from this year, Telefónica discloses the balance of such financial instruments classified into current and noncurrent based on the maturity of the associated loans. Such disclosure has been made retroactively to December 31, 2000, reclassifying 11 million from current to noncurrent in "Other payables - Financial Instruments".

k) Shareholders' equity accounts:

- Common capital stock: it has been disclosed at nominal value and the adjustment required to restate it in constant pesos as stated in Note 2.3. is carried in the "Adjustment to common capital" account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

- Preferred capital stock: it has been disclosed at its redemption value calculated in accordance with the issuance conditions as explained in Note 5., through the following items:

  - Face value of preferred shares.

  - Adjustment to capital stock: restatement of the preferred shares in constant pesos as stated in Note 2.3.

  - Adjustment to the redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.3. and their redemption value.

- Premium on share issue: this account discloses the additional contribution over and above the face value made by the Class B common shareholders, restated in constant pesos as stated in Note 2.3.

- Legal reserve and unappropriated earnings: restated in constant pesos as stated in Note 2.3.

- Reserve for future dividends: the Shareholders´ Meeting of December 18, 2000, voted a 129 million increase in the balance of the reserve for future dividends out of retained earnings as of the prior year-end. The Board of Directors is entitled to reverse such allocation and pay dividends to shareholders at such time as it may deem fit based on the Company's situation and financial ability.

l) Statement of income accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Charges for consumption of nonmonetary assets valued at historical cost are computed based on adjusted amounts of such assets as stated in Note 2.3. The accounts which accumulate monetary transactions are not restated. See Note 2.3.

The line "Net loss of Telefónica's spun-off businesses" includes the income/loss of the businesses that were spun-off, whether from Telefónica, or from companies which Telefónica used to control or joint control until the spin-off. See Note 4. The consolidated financial statements for the three-month period ended December 31, 2000 were retroactively restated to reflect the effects of the reorganization transactions.

2.7. Presentation of spun-off businesses

The Company has disclosed the balance sheet as of December 31, 2000, and the income statement for the three-month period ended December 31, 2000, segregating the assets, liabilities and results of operations of the spun-off businesses (see Note 4.), which appear net in the "Net assets of spun-off businesses" and "Net loss of Telefónica's spun-off businesses" in the consolidated balance sheet as of December 31, 2000 and in the consolidated statement of income for the three-month period ended December 31, 2000. The amounts disclosed in Note 3. "Breakdown of the main accounts" and in Notes 21. a) to h) include balances corresponding to the businesses that remain in Telefónica. Consequently, the balances at the beginning of the year for the three-month period ended December 31, 2000 were restated accordingly.

2.8. Fiscal year-end change

On September 18, 2001, the Special Shareholders' Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing Telefónica's fiscal year-end from September 30 to December 31 of each year. The Comisión Nacional de Comunicaciones ("CNC") issued resolution N° 1,322 whereby it authorized Telefónica to change its fiscal year-end date.

2.9. Amounts expressed in million of Argentine pesos

The amounts in million of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.10. Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the FACPCE approved Technical Resolutions ("RT") Nos. 16, 17, 18 and 19, which provide for changes in professional accounting principles related to valuation and disclosure. On the other hand, on December 21, 2001, CPCECABA approved, with certain modifications, such RTs through its resolutions Nos. 238, 243, 261 and 262 and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV is analyzing the scope and timing for adopting such standards.

3. BREAKDOWN OF THE MAIN ACCOUNTS (amounts expressed in million of Argentine pesos)

As of the end of each period, the main accounts were made up as follows (foreign currency balances are presented in Note 21.g):

a) Trade receivables:

	2001		2000	
	Current	Noncurrent	Current	Noncurrent
Past due (1)	538	53 (3)	461	-
Current (2)	390	-	497	-
Subtotal	928	53	958	-
Allowance for doubtful accounts (Note 21.e)	(283)	(42)	(167)	-
Total	645	11	791 (4)	-

(1) As a result of the refinancing of past-due receivables, about 30 million of refinanced receivables are disclosed as current receivables as of December 31, 2001.

(2) Includes approximately 86 million that under the provisions of the original rate agreements would have been adjustable for variations in the U.S. dollar exchange rate. However, Law N°25,561, effective January 6, 2002 resolves to cancel any adjustment clause for variations in U.S. dollar or any other foreign currency exchange rate in public services commitments (see Note 12.1).

(3) See Note 2.4.

(4) Net of 223 million in past due corresponding to spun-off assets. See Note 4.

b) Inventories:

	Current 2001	Current 2000
Raw materials and supplies	1	1
Directories in edition process	7	9
Telephony equipment	15	30
Subtotal	23	40
Allowance for impairment in value and slow turnover (1)	(7)	(4)
Total	16	36

(1) See Note 21.e)

c) Other receivables:

	2001		2000	
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	7	-	8	-
Prepayments to vendors	11	-	16	-
Prepaid rentals (1)	6	4	5	10
Prepaid services	12	2	21	2
Related companies – TCP, Advance and Atento Argentina S.A. ("Atento")	22	-	34	-
Tax credit certificates (2)	-	15	-	-
Income tax	2	-	2	1
Value Added Tax	1	-	6	6
Tax on minimum presumed income	-	3	-	5
Patriotic Bond (3)	-	30	-	-
Legal deposits	4	-	5	-
Other	34	4	24	3
Total	99	58	121	27 (4)

(1) In US Dollars, expiring in October 2003.
(2) See Note 15.2.
(3) See Note 15.1.
(4) Net of 84 million of the spun-off assets. See Note 4.

d) Trade payables:

	2001		2000	
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	235	-	277	1
Management fee	20	-	32	-
Billing on account and behalf of cellular and audiotex companies	33	-	36	-
Services collected in advance - Emergia	3	32	-	-
Other	19	-	15	-
Total	310	32	360 (1)	1 (2)

(1) Net of 286 million of the spun-off liabilities. See Note 4.
(2) Net of 100 million in line "Vendors, contractors and correspondents" corresponding to spun-off liabilities. See Note 4.

e) Bank and other financial payables:

	2001		2000	
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	32	-	32	-
Bank loans and long-term financing	57	150	733	225
Import financing	26	15	143	39
Related company – TISA (2)	979	-	-	-
Negotiable obligations (1)	127	1,069	448	1,169
Total	1,221	1,234	1,356 (3)	1,433 (4)

(1) See issuance conditions in Notes 8.2.2. and 8.3.1.
(2) Includes 883 million corresponding to Telefónica (see Note 10.2.4.), 59 million corresponding to the Company (see Note 10.2.) and 37 million corresponding to Telinver.
(3) Net of 572 million of the spun-off liabilities. See Note 4.
(4) Net of 47 million of the spun-off liabilities. See Note 4.

f) Payroll and social security taxes payable:

	2001		2000	
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	38	-	35	-
Social security taxes payable	13	-	13	-
Pre-retirement agreements (1)	13	39	13	39
Other	2	-	2	-
Total	66	39	63 (2)	39

(1) Pre-retirement agreements mature through 2009, and do not have adjustment clause. The amount includes 8 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the year between the date of the agreements and December 31, 2001 and are to be paid by Telefónica until the worker qualifies to obtain legal pension benefits.
(2) Net of 10 million of the spun-off liabilities. See Note 4.

g) Taxes payable:

	Current	
	2001	2000
Income tax accrual (net of prepayments)	34	79
Turnover tax accrual (net of prepayment)	12	20
Health and safety assessment	16	14
Value added tax	26	22
Other	10	23
Total	98	158 (1)

(1) Net of 9 million of the spun-off liabilities. See Note 4.

h) Other payables:

	2001		2000	
	Current	Noncurrent	Current	Noncurrent
Financial instrument	2	15	1	11
International Telecommunications Union	21	-	16	-
Debt with TYSSA, TCP and Atento	10	-	8	-
Other	20	37	26	44
Total	53	52	51	55

i) Cost of services provided:

	2001	2000
Telecommunications services (Note 21.h)	334	347
Cost of services provided (Note 21.f)	16	29
Total	350	376

j) Aging of assets and liabilities:

	Assets		Liabilities	
	Investments	Receivables	Loans (b)	Other payables (c)
Past-due (a):				
Up to three months	-	246	-	6
From three to six months	-	93	-	1
From six to nine months	-	60	-	2
From nine to twelve months	-	41	-	-
From one to two years	-	68	-	1
From two to three years	-	47	-	2
Over three years	-	36	-	-
At sight:	-	47	48	50
Current:				
Up to three months	32	383	892	424
From three to six months	-	35	159	24
From six to nine months	-	18	110	10
From nine to twelve months	-	6	12	7
From one to two years	-	34	36	22
From two to three years	-	24	733	20
From three to four years	-	-	31	16
From four to five years	-	-	17	13
Over five years	-	-	417	51
Subtotal	32	1,138	2,455	649
Allowance for doubtful accounts	-	(325)	-	-
Benefits under the Collective Labor Agreements	-	-	-	1
Total	32	813	2,455	650
Percentage accruing interest at fixed rate	100	-	52	- (e)
Percentage accruing interest at variable rate	-	56 (d)	46	-
Average interest rate	3%	25% (d)	8%	9%

(a) Receivables balances include 53 million classified as non-current taking into account Telefónica´s management estimates regarding probable collection terms (see Note 2.4.)
(b) Includes bank and other financial payables.
(c) Includes total liabilities except loans and reserves.
(d) Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The indicated rate corresponds to bills collected with such surcharges.
(e) Percentage less than 1%.

4. CORPORATE REORGANIZATION

4.1. Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. The Telefónica shares subject to the TESA tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transactions described in Note 10.2.1. -"Agreement signed by the Company´s Shareholders"-, 98% of Telefónica voting rights are indirectly controlled by TESA.

4.2. Telefónica reorganization

As a consequence of TESA's plan to effect a global reorganization of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company's and Telefónica's Board of Directors and Telefónica's Special Shareholders' Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefónica, and consequently the Company, no longer hold an interest in TCP, Advance and TYSSA, whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders' Meetings of Telefónica and the above-mentioned subsidiaries, Telefónica's equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica's capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company and Telefónica's Board of Directors and Telefónica's Special Shareholders' Meeting, the minority shareholders that are not related to TESA exchanged their Telefónica shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Telefónica's capital reduction amounted to approximately 395 million, from 2,141 million down to 1,746 million by setting 394,789,234 class B shares, face value $1 per share. The effect of the reorganization on Telefónica's Shareholders' equity as of October 31, 2000, which amounted to 625 million, was allocated to proportionately reduce the capital stock. The remaining amount was allocated to reduce the balance of the "Irrevocable capital contributions for future subscriptions" and "Comprehensive adjustment to irrevocable capital contributions for future subscriptions" accounts until the balances were exhausted, and "Comprehensive capital stock adjustment" account. The effect on spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, which amounts to a net assets decrease of 24 million, has been allocated to Telefónica's amount of "Unappropriated retained earnings" as of the effective reorganization date. On July 26, 2001 the CNV issued Resolutions 13,907, 13,908 and 13,909 whereby it approved the public offering filing of Advance and Telefónica Móviles Argentina S.A. ("TMA", an Argentine company indirectly controlled by TESA) and consented to the corporate reorganization described in this note. In addition, the Bolsa de Comercio de Buenos Aires ("BCBA") authorized, subject to certain conditions, Advance and TMA to become listed. The authorization became final after the conditions imposed were lifted. Registration with the Public Registry of Commerce of the above-mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. Total treasury shares amount to 2,355 and were acquired in the amount of $1.021 per share. These shares must be sold within 1 year of acquisition.

As a consequence of the above-mentioned transactions, the Company did not receive shares of the companies into which the spun-off businesses were merged. Consequently, as from the effective reorganization date (February 1, 2001) the Company's equity interest in Telefónica Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

Telefónica reorganization transactions did not change the Company's financial position as of October 31, 2000, as the shareholding interest increase in Telefónica described above was compensated by Telefónica's shareholders' equity reduction resulting from the reorganization transactions. The effect of Telefónica's spun-off assets and liabilities amounting to 2 million, which is the result of: a) the increase of the Company's ownership interest in Telefónica as from the effective reorganization date, b) the effect of the spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, and c) the differential of the Company's ownership interest in Telefónica (from 51.0% to 62.5%) on the dividends approved by Telefónica on March 12, 2001, has been allocated to Cointel's balance of "Unappropiated retained earnings" in Cointel's statement of changes in shareholders' equity for the year ended September 30, 2001.

Described below are the commitments approved by Telefónica, TCP, Telinver, TMA and Advance Board of Directors and Special Shareholders' Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a) Agreement between Telefónica, Telinver, TCP and Advance whereby:

- Telinver spun-off the assets and liabilities related to the sale of equipment and point of sales network businesses and those assets and liabilities were merged into Telefónica.

- TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band "B" of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Metropolitan Area, Rosario, Santa Fe, Córdoba, Río Cuarto, Catamarca, Resistencia, Paraná, Concordia, Tucumán, Corrientes, La Rioja, Jujuy, Salta, Posadas, Formosa, Santiago del Estero, Neuquén, Mendoza and Bahía Blanca. The authorization had been granted to Aki under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica.

- Advance spun-off certain assets and liabilities related to the Internet Access business (including all its customers other than corporate customers), point-to-point lines in the southern region, 80% of the Starnet network, 80% of the Satellite Network (equivalent to 40% of all such network) and 100% of the IP network (Internet Protocol Network). Those assets and liabilities were merged into Telefónica.

According to the commitment, the above-mentioned spin-off-mergers were effective as from January 1, 2001 ("Date of the First Reorganization").

b) Agreement between Telefónica, Advance and TMA whereby Telefónica spun-off: (i) the assets and liabilities related to the data business, including Telefónica's international data business (comprised of 100% of the identifiable assets necessary for the provision of international data services, 14.40%, 29.56%, 23.60%, 19.30%, 80%, 16.67%, 63.64% and 15.79% of the Unisur A Segment, Unisur B Segment, Unisur C Segment, Americas I, Americas II, Panamericano, Atlantis II and Columbus cables, respectively, 10.94% of the rights of use of the Transbrasil cable and certain receivables and liabilities related to such business), the portion of Telefónica's goodwill related to the Advance data business and the ownership interests in Advance, and (ii) Telefónica's consulting business (related to Telefónica's interest in TYSSA) that were merged into Advance. In this sense, Advance reduced its capital stock and shareholders' equity as a consequence of having received its own shares from Telefónica. Additionally, Telefónica spun-off the mobile communications business related to Telefonica's interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph is effective as from February 1, 2001 ("Date of the Second Reorganization").

The shares resulting from Advance and TMA capital increases related to the incorporation of Telefónica's assets and liabilities spun-off mentioned in the preceding paragraph, have been exchanged for Telefónica's shares held by Telefónica Datacorp. S.A. and Telefónica Móviles S.A. (companies indirectly controlled by TESA), respectively and by Telefónica's minority shareholders.

c) As from February 1, 2001 ("Date of the Third Reorganization"), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in ECL. The preliminary spin-off/merger agreement was approved by Telefónica's Board of Directors and Special Shareholders' Meeting on February 15, 2001 and March 30, 2001, respectively.

The companies agreed to use spin-off-merger-purpose balance sheets as of October 31, 2000 in the case of the reorganizations described in a) and b) and December 31, 2000 in the case of the reorganization described in c) above, for the purpose of obtaining the reorganization approvals by the Board of Directors and Shareholders' Meetings of the companies. Considering the effective Date of the First Reorganization, the Second Reorganization and the Third Reorganization (the "Reorganization Dates") established in the related spin-off-merger agreements, the shareholders' equity computed for purposes of these reorganizations included the changes arising out of the operations of the spun-off businesses from November 1, 2000 (in the case of the reorganizations described in a) and b)), and from January 1, 2001 (in the case of the reorganization described in c)) to the respective Reorganization Dates.

Due to the tax effects of the reorganization and regarding its exemption from income and value-added taxes, section 77 of the income tax law provides that Telefónica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

a) the activities developed by the reorganized companies (or similar activities), and

b) its shares listed on self-regulated stock-exchange markets (or, otherwise, Telefónica shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

Telefónica and its indirect controlling company intend to fulfill the requirements mentioned in a) and b) above.

The following tables show the approximate effect of the spun-off businesses on the consolidated balance sheet as of December 31, 2000, and the related consolidated statements of income and cash flows for the three-month period ended December 31, 2000.

- Consolidated assets and liabilities related to businesses that were spun-off

	December 31, 2000
CURRENT ASSETS	
Cash	15
Investments	2
Trade receivables and other receivables	201
Inventories	61
Total current assets	279
NONCURRENT ASSETS	
Other receivables	84
Investments	3
Fixed assets	904
Intangible assets	364
Total noncurrent assets	1,355
Total assets	1,634
CURRENT LIABILITIES	
PAYABLES	
Trade	286
Bank and financial	572
Payroll and social security taxes	10
Taxes	9
Reserves and other	3
Total current liabilities	880
NONCURRENT LIABILITIES	
PAYABLES	
Trade	100
Bank and financial	47
Total noncurrent liabilities	147
Total liabilities	1,027
Total net assets of spun-off businesses	607
Minority interest in net assets of spun-off businesses	(297)
Company's interest in net assets of spun-off businesses (51%)	310

- Consolidated loss of Telefónica's spun-off businesses:

The results of operations related to Telefónica's spun-off businesses for three-month period ended December 31, 2000, are as follows:

	2000
Net revenues	155
Cost of services provided	(83)
Administrative expenses	(25)
Selling expenses	(63)
Operating loss	(16)
Financial loss on assets	(3)
Financial loss on liabilities	(16)
Net loss of spun-off businesses	(35)
Minority interest of spun-off businesses	17
Company's interest in loss of spun-off businesses	(18)

- Consolidated cash flows of the spun-off businesses.

The effect of the spun-off operations in the cash flows for the three-month period ended December 31, 2000, is as follows:

	2000
Cash used in operating activities	(18)
Cash provided by investment activities	70
Cash used in financing activities	(27)
Total net cash provided by spun-off businesses	25

5. PREFERRED SHARES

As detailed in the Statement of changes in shareholders´ equity and in Note 6., the Company's capital stock is comprised of common and preferred shares. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares and the latter and common shares and the redemption of preferred shares, as may be seen from the issuance minutes, are as follows:

a) Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b) The redemption value of preferred capital is established in US dollars.

c) The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company's fiscal year-end. The Special Shareholders' Meeting held on June 29, 1998, resolved to modify the Company's year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company's year-end date.

d) Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e) Preferred dividend payment dates are as follows:

1. Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003. See Note 22.2.

2. Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007. See Note 22.2.

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f) Preferred capital amortization dates are as follows:

1. Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders' Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905). See Note 22.2.

2. Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders' Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921). See Note 22.2.

g) Preferred dividend payment and preferred capital amortization shall be made in pesos.

h) For the preferred capital amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Article 228 of Law No. 19,550, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

i) If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date.

j) In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

k) The Company, among other provisions detailed in the issuance conditions, has agreed:

1. Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2. To control decisions inside the Board of Directors and General Shareholders' Meetings of the controlled company.

3. To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company and to incur no debt through debentures or Negotiable obligations or debt securities of any kind or otherwise that shall cause all the debts of the Company to exceed at any time the amount of US$50 million over and above the liabilities of the Company as of the date of approval of the Issuance Conditions without the prior approval of the holders of Preferred Stock as above.

As of the date of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock.

l) The holders of Preferred Stock shall have no right to receive stock dividends of any class whether from capitalization of reserves, capital adjustments or otherwise.

m) The holders of Preferred Stock shall have no voting rights except (i) as provided in Articles 217 and 244 of Law No. 19,550 as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and, (iii) if there is any preferred capital unredeemed and in default. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of December 31, 2001 as established in the issuance clauses, is as follows:

	Capital stock (1)		
Class of Preferred Stock	**Face value in million of Argentine pesos**	**Amount in million of US$**	**Eleventh preferred dividend period (in million of US$) (2)**
"A"	2	3	-
"B"	13	24	2
	14 (3)	27	2

(1) See Note 6.
(2) It is related to the preferred dividends accrued during the twelve-month period ended December 31, 2001, as stated in the issuance conditions. See Note 22.2.
(3) The table may not sum due to rounding in millions.

As of December 31, 2001 preferred stock adjusted for inflation as stated in Note 2.3. amounts to 26 million, while preferred capital stock determined in accordance with the issuance clauses amounts to 27 million. The Company believes that the increase of 1 million in the value of preferred stock represents a redistribution of the total value of the Company's capital stock between its common and preferred shareholders.

6. CAPITAL STOCK

Below is the Company's capital status as of December 31, 2001:

	Subscribed, paid in, issued and registered with the Public Registry of Commerce
Common shares, series "A" (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series "B" (Face value $0.10, one vote per share)	89,147,519.90
Subtotal	530,640,299.60
Class "A" Preferred Shares (Redemption value US$3,280,000)	1,731,840.00
Class "B" Preferred Shares (Redemption value US$24,180,000)	12,767,040.00
Subtotal	14,498,880.00
Total	545,139,179.60

The Special Shareholders' Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920) and US$4,030,000 (face value 2,127,840), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

7. LIST OF CONDITIONS AND THE TRANSFER CONTRACT – EXCLUSIVITY OF THE LICENSE - OTHER RESTRICTIONS

a) The regulations governing ENTel's privatization state that, upon the occurrence of certain defaults under the List of Conditions for ENTel's privatization and after imposing other penalties such as warning and fines, the license which the controlled company holds for providing the telecommunications service may be revoked upon the fulfillment of the proceedings set forth in the List of Conditions "List". Upon such revocation, the Company must transfer Telefónica's shares to the National Telecommunications Commission ("CNT"), now the CNC, so that it may proceed to sell the shares by public offering. However, this revocation will not be effected if the Company incurs in any of these situations under prior authorization by the Regulatory Authority.

The principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract still in force are as follows:

1. Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines. The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way. Additionally, Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica's main business and principal place of business in Argentina may not be changed.

2. CEI Citicorp Holdings Sociedad Anónima (now Telefónica Holding de Argentina S.A. ("THA")) and Telefónica International Holding B.V. ("TIHBV"), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3. The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica's total capital with voting rights, without prior authorization by the Regulatory Authority.

In the opinion of the Company's management, the Company has met all of the above-mentioned obligations. In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services.

b) Although the effectiveness of Decree No. 264/98 (mentioned in Note 1.) was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree No. 264/98, and Telefónica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend toward increasing competition.

Decree No. 264/98 issued by the National Executive Power, established subject to the results of the above-mentioned legal proceedings, a period of transition to competition in the telecommunications industry, during which all of Telefónica's rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000.

In this context, the SC issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica's obligations under the license mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market as from November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers' obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition will not materially and adversely affect the business, the financial position or the results of operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica's management, the implementation of Telefónica's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

Furthermore, Telefónica has signed a Management Agreement with the operator TESA. Under this Agreement, the full management of Telefónica is entrusted to the Operator. Such agreement was extended through 2003 and may be extended again through 2008, at the operator's option.

c) Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year's income must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d) Dividends: as far as the restrictions related to the dividends of preferred and common shareholders are concerned, see Note 5. Additionally, pursuant to Law No. 25,063, effective December 31, 1998, dividends, either in cash or in kind, in excess of the accumulated taxable income at the end of the fiscal year immediately preceding the date of payment or distribution, shall be subject to a 35% income tax withholding as one-time and final payment. For purposes of such tax, accumulated taxable income is the balance of accumulated retained earnings as of December 31, 1997 less dividends paid plus taxable income determined as established by such law (which includes, among others, dividends collected) as from January 1, 1998.

As of December 31, 2001, the Company has negative retained earnings of 56 million and a reserve for future dividends of 381 million. Consequently, the dividend distribution is restricted in an amount of 56 million. See Note 22.2.

8. FINANCIAL DEBT

8.1. Financing

As regards its financing policy, the Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefónica. Also, if the Company had to obtain funds from other sources for these or any other purposes, it could obtain external financing from banks or institutional lenders, from capital markets, additional issuances of equity securities, and loans from related companies granted under market conditions. Telefónica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of December 31, 2001, consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$1,206 million ($1,206 million as of December 31, 2001), amount that, because of the devaluation mentioned in Note 22.2., increases subsequently in $1,358 million, considering the last exchange market closing prior to the issuance of these financial statements.

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica's investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 22.2., as of the date of issuance of these financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company and Telefónica to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the Central Bank of Argentina ("B.C.R.A.") provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 8, 2002, shall require B.C.R.A. previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities.

While the above restriction is in force, or should it be maintained for 90 days, the Company and Telefónica are unable to ensure that the B.C.R.A. will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to the equivalent US$1,090 million. In addition, the equivalent amount of US$1,059 million and 175 million classified as noncurrent in the balance sheet, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above.

If default is declared on the basis of the above-mentioned reason, amounts that were disclosed as noncurrent in the balance sheet as of December 31, 2001 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

On the other hand, TESA has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company's and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheet as of December 31, 2001 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

8.2. The Company

8.2.1. Repurchase agreements involving Telefónica Class B shares

During the first quarter of 1998, the Company executed agreements with Merrill Lynch International ("ML") and Nomura Bank International Plc. ("Nomura") whereby the former delivered 40.2 million Telefónica Class B shares, with the obligation to repurchase such shares on May 28, 2003 for US$123 million under the respective repurchase agreement. These agreements accrued interest at a fixed rate of 8.125% and 7.825% on principal amounts of US$82 million and US$41 million, respectively; such interest was to be paid semiannually, on February 27 and August 27 of each year for the debt of US$82 million and on March 11 and September 11 of each year for the debt of US$41 million, through May 28, 2003, when the transaction fell due.

Due to the above-mentioned transactions the Company booked since 1998 a loan secured by Telefónica shares which was allocated in the balance of the "Noncurrent – Banks and other financial payables" and classified 40.2 million Telefónica Class B shares freely disposable as noncurrent, valuing them at their market value net of estimated selling expenses at the end of each period.

On June 30, 2000, Nomura and ML subscribed an agreement pursuant to which Nomura has transferred all its rights under the contract described in the first paragraph to ML.

On June 5, 2001, the Company and ML executed a termination agreement whereby Cointel paid ML a total of US$132.6 million (out of which US$125.6 million was for principal and interest and US$ 7 million was the early settlement charge). ML delivered to Cointel 40.2 million Telefónica shares and both parties agreed to terminate the repurchase agreements executed in 1998. In view of the above and of the plans of the Company's controlling shareholder, TESA, the Company´s management has ceased to consider such shares as freely available and decided that they will be used to maintain a controlling shareholding in Telefónica. Accordingly, as from September 30, 2001, such shares are carried in noncurrent assets together with Telefónica Class A shares and are valued by the equity method. As of December 31, 2000, and as described in the second paragraph of this note, the Company valued such shares at their listed price less estimated selling expenses; recognizing a loss amounting to 20 million for the three-month period ended December 31, 2000, corresponding to the difference in the listed prices of investments.

In addition, on March 6, 1998 the Company had granted ML a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of 6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML has the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA's shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer described in Note 4.1. If, on May 28, 2003, the market price of TESA ADRs is higher than 104.85 (the exercise price), ML may acquire from the Company 2.23 million TESA ADRs at the exercise price. The call option market value as of December 31, 2001 amounts to approximately 0.2 million. The difference between the market value as of December 31, 2001 and as of September 30, 2001 amounts to approximately 0.1 million and is allocated to the "Financial loss on liabilities, net" account in the Company's consolidated statement of income.

8.2.2. Negotiable obligations

The Regular and Special Shareholders´ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the "Program"). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different classes and/or successive series, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders´ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, the Company's Board of Directors decided the issuance of two series of Negotiable obligations: "A" Series for US$225 million and "B" Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a) Face value: US$1 and $1 for the "A" and "B" Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b) The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in US dollars in the case of the "A" Series, and in US dollars or pesos in the case of the "B" Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c) The securities accrue an annual interest of 8.85% and 10.375% on "A" Series and "B" Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d) This issuance does not constitute either a secured or a subordinated debt of the Company, ranking pari-passu -with no preferences- in respect of the Company's current and future unsecured and unsubordinated debts.

The prospectus for this issuance gives a detailed description of its terms and conditions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, the sale of all or a significant proportion of the Company's assets, the loss of control over Telefónica's corporate decisions and noncompliance with certain financial ratios.

The meetings of the Holders of the Company's Negotiable obligations were held on December 28, 2000. Those meetings approved certain amendments to the terms and conditions of issuance of those negotiable obligations which allowed TESA's reorganization described in Note 4. The Company paid bondholders that approved the reorganization an "authorization fee" equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 2.2 million plus 1.3 million corresponding to fees and other related expenses. Additionally, the Company obtained the approval for the amendments to other debt agreements that permitted TESA's reorganization.

8.2.3. Other financial debt

On April 30, 1997 a debt instrument was issued in favor of a preferred shareholder who accepted an early redemption of Class B preferred shares, for a face value of US$23 million with an interest rate equal to the dividend of the preferred shares being redeemed and amortization of the principal amount in ten equal and consecutive annual installments as from April 30, 1998. The fourth installment of principal amount and interest under the above-mentioned debt security, amounting to 4 million, was paid on April 30, 2001. Principal amount plus interest accrued through December 31, 2001 amounts to US$14 million.

The issuance conditions of the above-mentioned instrument provide that, should the Company become liable for certain taxes on the interest or the amortization of the principal amount, the Company will bear these additional taxes. Should the Company become liable for any charges beyond those provided by the current legislation at the time of issuance, the Company has the right to redeem all such instrument, and not on a piecemeal basis, by paying the principal amount plus the accrued and unpaid interest.

The above-mentioned debt instrument may be considered immediately due and payable to the preferred shareholder, at his discretion, if the Company: i) fails to duly pay any installment of principal amount or interest, ii) fails to furnish the debt instrument holder with any information material to his interests during the instrument's effective term, iii) fails to comply with any other obligations and to address the situation within five days of having been served notice of noncompliance, and iv) ceases to service its debt in situations such as bankruptcy proceedings dissolution and/or reorganization.

8.3. Telefónica

8.3.1. Negotiable obligations

As of December 31, 2001, there are three Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in millions)	Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$ 300	10	11/2004	11.875	(b)
05/98	US$ 400 (a)	10	05/2008	9.125	(b)
07/99	US$ 100	3	07/2002	9.875	(b)

(a) In August 1998, Telefónica bought and cancelled in advance US$31.5 million of the first class under the global program. Accordingly, the amount of principal owed as of December 31, 2001, for such issuance is US$368.5 million.

(b) Financing of capital expenditures in Argentina.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless Telefónica´s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bondholders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others.

Telefónica has a global program in effect to issue Negotiable obligations for a total of up to US$1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of Negotiable obligations of May 1998 and July 1999 have been issued under that program. Telefónica obtained an authorization to make public offering of Negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

The meetings of the holders of Telefónica Negotiable Obligations were held on December 27, 28 and 29, 2000. Those meetings approved certain amendments to the terms and conditions of issuance of negotiable obligations to allow TESA reorganization described in Note 4. Telefónica paid to bondholders that approved the reorganization (other than holders of Floating Rate Bonds maturing in 2001) an "authorization fee" equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 4 million.

8.3.2. Long-term financing

Telefónica has borrowed funds from major financial institutions in an amount of 139 million. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interest on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditioned are met.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

8.3.3. Other financing – Related Parties

As of December 31, 2001, Telefónica owed a total amount of approximately US$883 million to related parties, which matures until August 2002 (see Note 10.2.4.). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica's payables ("events of anticipated maturity") if there are changes in Telefónica's equity, economic and financial situation that due to their adverse nature may affect Telefónica's capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

The creditor has advised Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

9. REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, ENTel in liquidation issued Resolution No. 96/94 whereby it undertakes to perform all acts necessary to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel's commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of December 31, 2001 these assets have a net book value of about 302 million, of which approximately 271 million have been registered in Telefónica's name. In Telefónica's opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, the final outcome of this matter will not have a significant impact on Telefónica's results of operations and/or its financial position.

10. ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

10.1. Affiliates (amounts expressed in million of Argentine pesos)

10.1.1. Telinver (See Note 4.)

On December 29, 2000 and June 28, 2001, Telefónica made irrevocable capital contributions to Telinver in an amount of 17 million and 36 million, respectively, the first one through the settlement of certain receivables outstanding with Telinver.

On June 26, 2001, the Special Shareholders' Meeting of Telinver decided to use the Reserve for future dividends distributing cash dividends of 32 million to Telefónica on June 29, 2001.

Telefónica is evaluating Telinver's financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. If the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly, subject to Telefonica´s own fund availability, which depends on the evolution of the issues affecting Telefonica´s financial situation and cash flows described in Notes 8.1. and 12.

10.1.2. ECL

As of December 31, 2001, Telefónica holds together with Alto Palermo S.A. ("APSA") a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of US$12 million, 75% of which is to be contributed by Telefónica.

10.2. Parent companies and related companies

Parent Companies

Until December 15, 2000, THA provided all administrative services required by the Company, billing approximately US$174,000 annually. Starting from this date, these services are provided by Telefónica under similar conditions. During the three-month period ended December 31, 2001, Telefónica has billed to the Company approximately 6,000 for administrative services.

During the year ended September 30, 2001, TESA (as lender) and the Company (as borrower) had executed four loan agreements. These loans accrued interest at three-month LIBOR plus a differential, payable quarterly; the principal had a fixed repayment term as from disbursement date, renewable automatically unless TESA notifies in writing its intention not to extend the contract at least three business days before expiration date. In addition, under the terms of these loans, TISA guaranteed TESA that all obligations and liabilities under the loans would be met, undertaking joint and several liability with the Company. In consideration for the guarantee provided by TISA and while such guarantee remained in effect, Cointel would pay TISA a fee per annum on the amount guaranteed, which was accrued for as of December 31, 2001. On November 8 and 15, 2001, the Company made early partial repayment, for a face value of US$92 million, of the principal of the loan that had been granted by TESA for a total amount of 127.5 million, plus 0.9 million in interest and fees for the guarantee.

On December 12, 2001, and as a result of an internal restructuring process of Telefónica Group's business in Argentina, the Company executed an assignment agreement with TESA and TISA whereby TESA assigned TISA all the rights and obligations applicable under the above-mentioned loan agreements; as of such date, the principal amounted to US$58.8 million as described below. In addition, it was agreed that the guarantee commission to be paid by the Company to TISA under the original agreements would be added to the differential interest originally established.

The detail of the loans, after the restructuring process described in the preceding paragraph, is as follows:

Agreement date	Principal (in million of US$)	Differential interest (%)	Period maturity
06-01	127.6 (a)	2.3 (c)	Annual
07-01	10.0	3.7 (d) (e)	Semiannual
07-01	9.0	3.7 (d) (e)	Semiannual
09-01	4.2 (b)	3.7 (d)	Semiannual

(a) On November 8 and 15, 2001, the Company made early partial repayments, for a face value of US$92 million. Consequently, as of December 31, 2001, the principal amounted to US$35.6 million.

(b) TESA delivered to the Company US$1 million, US$1.7 million and US$1.5 million on September 17, 26, and 28, 2001, respectively.

(c) The interest rate computable is LIBO plus 2.25%

(d) The interest rate computable is LIBO plus 3.7%.

(e) On January 29, 2002, the Company and TISA executed an amended to the loan agreements whereby the differential was increased to 7% and interest may be capitalized.

As of December 31, 2001, the book value of the above-mentioned loans amounts to US$58.9 million of which US$58.8 million corresponds to the principal amount and approximately US$0.1 million to interests.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company's controlling shareholders, the Company or its affiliates defaulting on their obligations, changes in the Company's main business activity and should the Company or any its affiliates lose the government licenses obtained and should the Company's financial and economic position be altered in such a way that, based on the adverse nature thereof, they could affect the Company's ability to meet the terms and conditions assumed on such agreement should there be any restrictions affecting its ability to settle the payables to TISA. Through a letter dated February 25, 2002, TISA has advised the Company that for the twelve-month period as from February 25, 2002, (beyond the due date of such debts): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company's ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company's failure to meet certain financial ratios.

During the three-month period ended December 31, 2001, the Company accrued interest and fees with companies relating to Law N° 19,550 Art. 33 for an amount of US$1.4 million.

During the three-month period ended December 31, 2001, the Company collected cash dividends for an amount of 97.2 million from its investment in Telefónica.

Balances with Cointel's related Companies

Below is a list of mayor balances with Cointel's related companies as of December 31, 2001 and 2000.

Description	2001	2000
Current:		
– Investments		
• Foreign Currency deposits:		
Citibank N.A., New York (1)	-	10
	===	===
– Financial debt		
• Loans – Principal:		
Citibank N.A., New York (1)	-	7
Citibank N.A., Buenos Aires (1)	-	9
	-	16
	===	===
• Accrued loan interest:		
Citibank N.A., New York (1)	-	1
	===	===
Total	-	17
Noncurrent	===	===
– Financial debt		
• Loans – Principal:		
Citibank N.A., New York (1)	-	14
	===	===
Total	-	14
	===	===

(1) As of December 31, 2001, Citibank N.A. is not Cointel's related company. See Note 10.2.1.

During the three-month period ended December 31, 2000, the Company accrued interest with related parties for an amount of 0.4 million.

10.2.1. Agreement signed by the Company's Shareholders

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated ("Hicks Muse"), including República Holdings, Ltd. and a Citibank N.A. affiliate ("CEI affiliates") and TESA have entered into a Stock Exchange Agreement (the "Contract"), in relation with certain future transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA' s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

10.2.2. TCP (See Note 4.)

In July 1999, Telefónica provided to the Argentine Government for the benefit of TCP performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million and (jointly with Telecom Argentina Stet France Telecom S.A. ("Telecom")) US$45 million. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above.

10.2.3. Advance (See Note 4.)

On August 20, 1999, the CNC charged Telefónica and Advance with noncompliance with Decree No. 62/90 and Decree No. 266/98 for alleged infringement of the provisions on subsidies granted by the Basic Telephone Service Licensees to their subsidiaries and affiliates. On September 30, 1999, Telefónica provided the relevant defenses, and as of the date of these financial statements, the issue is pending resolution by the CNC. In the opinion of Telefónica's management and its legal advisors, there are reasonable legal grounds to consider that the possibility of an adverse outcome is unlikely and remote.

10.2.4. Telefónica's outstanding balances and transactions with related companies (amounts expressed in million of Argentine pesos)

The common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefónica such as the dividend policy and preferential rights held by some of them (members of the consortium, as defined in the Transfer Agreement, and its affiliates) to provide assets and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with the Company's shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by other third parties related to the Company's shareholders.

The expense recognized in the consolidated financial statements under the management agreement with the operator, the transactions with other shareholders related to the furnishing of goods and services, and certain charges related to bank commissions, interest and administrative services during the three-month periods ended December 31, 2001 and 2000 are as follows:

	2001	2000
Management fee	20	32
Supply of goods and services	15	40

Transactions with Banco República relating to rental expenses and other ancillary services amounted to 1 million during the three-month period ended December 31, 2000 and 1 million for the period from October 1 through December 30, 2001 (date on which the República Group divested of its interest in Telefónica Group). As of the date of these financial statements Banco República is not longer a company related to Telefónica.

Telefónica's balances with the operator and other of the Company's shareholders and other related companies as of December 31, 2001 and 2000 are (in million of Argentine pesos)

	2001	2000 (1)
Bank deposits	-	8
Prepaid rent	-	15
Related companies receivables	30	63
Prepaid expenses	2	6
Related companies payables	(10)	(6)
Trade payables	(61)	(37)
Top Program coverage cost-TESA (see Note 16.)	(2)	-
Bank and other financial payables – TISA (2)	(883)	-
Credit balances with banks	-	(30)

(1) Includes balances and transactions with TCP, Advance and TYSSA, which were subsidiaries through the spin-off date (see Note 4.). Additionally, it includes receivables from and payables to companies related to Citigroup and the República Group that sold their interest in Telefónica as of December 30, 2001.
(2) See Note 8.3.3.

On May 28, 2001, the National Executive Power issued Decree N° 677/01 which provides that TESA ("the controlling shareholder") may declare its will to acquire all of Telefónica's capital stock owned by third parties. Likewise, any minority shareholder of Telefónica may demand that the controlling shareholder makes a purchase offer to all of Telefónica's minority shareholders, in which case the controlling shareholder could make an acquisition statement of Telefónica's capital stock owned by third parties or make a tender offer of such Telefónica's shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders' listed shares. Should any of the above transactions be conducted, once the acquisition has been completed and the established procedure has been met, Telefónica would be automatically delisted from the share public trading and listing system. However, Telefónica's negotiable obligations would still remain in such system.

11. COMMITMENTS

11.1. IBM – Telefónica Contract

On March 27, 2000, Telefónica's Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica's information systems. Telefónica, TCP, Telinver and Advance (referred to jointly herein as "the Companies") have executed certain contracts (the "Contracts") with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contracts. In consideration for the assets transferred, IBM committed to pay US$37.5 million and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. At contract expiration, IBM shall transfer to the Companies for a price of US$22.5 million the assets at such date dedicated to providing the services. IBM has hired the personnel of some of the Companies that had been assigned to rendering the services. Over the duration of the Contracts the companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contracts and other charges for the use of additional resources. The amount to be accrued on account of the base service reception through the end of the agreement term (August 2007) totals US$165 million.

11.2. Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 597 million are pending.

12. TARIFF SYSTEM

12.1. Tariff agreement

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition, the "historical" providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year.

However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefónica as it successor was required to apply the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i) Price Cap as of November 8, 2000: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii) Price Cap as of November 8, 2001: the SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii) Price Cap as from November 8, 2002 through November 7, 2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres"), mentioned in Note 13.d), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree N° 2,585/91 until final judgment is rendered in the case", which means that the rates may not be adjusted by the US consumer price index.

In the opinion of Telefónica´s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2001, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

The rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms and considering Telefónica´s defense against the above-mentioned legal proceedings, in the opinion of Telefónica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree.

In addition, Decree No. 764/2000 has reduced the interconnection price for the origin and destination of the calls in the local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap will apply during the two first years after these rules and regulations become effective.

As of the date of issuance of these financial statements, Telefónica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any potential future increase in general price levels ("G.P.L."). Although, according to Telefónica's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs, if future rates evolve at a pace well below GPL, it would have a material adverse effect on Telefónica's future financial position and results of operations.

12.2. Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica's local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC's final determination of the impact of the tariff restructuring as an excess in revenues of 18 million (which had previously been provisionally determined by the SC in 14 million). Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the issuance date of these financial statements such appeal has not been resolved.

In the opinion of Telefónica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica´s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica´s financial position or a significant adverse effect on its results of operations.

13. LAWSUITS AND CLAIMS

a) Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims are made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica´s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the "Articles"), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

In 217 cases where Telefónica was named as a co-defendant with ENTel under this theory of successor enterprise liability, it was held that Telefónica is not jointly nor severally liable on the labor claims. Some of these judgments have been appealed and no final decision has yet been handed down.

As of December 31, 2001, the claims filed against Telefónica and accrued interest and expenses with respect thereto totaled approximately US$95 million. Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of December 31, 2001 Telefónica has paid approximately 3.4 million in cash for the above-mentioned claims. Telefónica recently initiated a claim for indemnification and reimbursement in connection with this matter, and neither ENTel nor the Argentine Government have yet responded to such request, nor has any court passed judgment on the related legal issues.

Regardless of the number of rulings that have already been held in Telefónica's favor, court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica's legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica and its legal counsel the final outcome of the issue should not have a material impact on Telefónica's results of operations or financial position.

b) Reimbursement of Value Added Taxes ("VAT") paid by Telintar

On April 24, 1995, Telecomunicaciones Internacionales de Argentina ("Telintar") filed an application with the AFIP-DGI for the reimbursement of approximately 21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million in income and asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar's position on the first claim and reimbursed 20.7 million of principal and 3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefónica as a successor in TLDA's business has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar's case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c) Social security tax claim

The AFIP-DGI had advised Telefónica that it had assessed a 5 million debt as well as the respective fine amounting to 10 million owing to Telefónica´s alleged liability regarding social security contributions to the Single Social Security System (for the period from January 1998 to August 2000) on the amounts paid to personnel hired under the internship system provided by Law No. 21,165 as amended and Decrees No. 340/92 and 1,547/97, as amended since Federal Tax Authorities had believed that Telefónica had failed to meet the terms described in the internship system. However, the AFIP-DGI was finally accepted Telefónica's defenses to the assessment, on the understanding that Telefónica had adequately applied the internship system established by the above mentioned law.

d) Other

Consumidores Libres initiated a legal action against Telefónica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres's objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees' rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica's contracting policy have been called into question.

After analyzing the claim, Telefónica's legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica's favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court's resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which means that the rates may not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica's management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

14. RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

a) Provision of basic telephone services

As from March 1992, and in compliance with its specific functions, the CNT, now the CNC, started to regulate on certain aspects related to the basic and international telephone services, such as procedures to make claims, contracting regime, billing and service quality, some of which have been the object of appeals by Telefónica.

The main resolutions that have been appealed and are pending final judgment, are as follows:

1) Resolution No. 189/95 of the CNT which ordered Telefónica, Startel S.A. ("Startel") and Telecom to avoid rendering certain services based on the use of joint facilities, unless they were part of agreements that had been approved by the CNT and reported to any potentially interested competing provider of those services and Resolution No. 1,197/95 disallowing the agreements made by Telefónica and by Telecom with Startel related to the lease links owned by the licensees for the purpose of rendering services handled by Startel. The resolution also states that the Licensees shall transfer to Startel, for valuable consideration, the equipment and other assets that they placed at the disposal of Startel for the rendering of such services.

   As a consequence of the granting of an appeal that had been petitioned by Telefónica in a lawsuit initiated by IMPSAT S.A. in relation with this matter, Resolution No. 100 of the Ministry of the Economy and Public Works and Utilities (Ministerio de Economía, Obras y Servicios Públicos) ("M.E. y O.S.P.") (which had been issued subsequently to the above-mentioned resolutions, and had repealed them) remains effective as of the date of these financial statements.

   However, in the event the issue were not favorably resolved (i.e that Resolutions No. 100 of the M.E. y O.S.P. were annulled), the evolution of the regulation after the issuance of the resolution provides that the annulment thereof should have no further practical implications since the obligation of interconnecting to the networks held by the service providers, as well as the possibility that they reciprocally lease the use of such networks has been clearly established by the regulation which to date is fully effective (Decree No. 764/00).

2) Under Resolutions No. 2,345/94 and 86/96 of the CNT, Telefónica paid 8 million in principal and 17.5 million in interest for not applying the reduction of the turnover tax rate from 1991 to Buenos Aires City users. Telefónica considered that the procedure followed by the CNT to calculate the above-mentioned principal and interest could be challenged and filed administrative remedies against Resolution No. 86/96, which were rejected by the Regulatory Authority.

   Subsequently, through Resolution No. 4,583, the SC dismissed the Ancillary Appeal against Resolution No. 86/96 that Telefónica had filed. Telefónica filed the respective motion for reconsideration against Resolution SC No. 4,583, whose resolution is pending as of the date of issuance of these financial statements.

Telefónica's management believes that it is unlikely that these regulations (including as they may be modified in response to Telefónica's objections) will have any material adverse effect on Telefónica's results of operations or financial position.

In the context of the transition to competition in telecommunications, the SC has issued the following resolutions:

- Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services and Universal Service, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 7.

- Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the "Universal Service Fund". As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

- The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

b) Other services

Through Resolution No. 109/00, the SC declared the radio spectrum administration and management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to "data transmission and value added services" and "high-density systems"; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree No. 764/00 dated September 3, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

15. PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1. Patriotic Bond

In May 2001, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$ 1 million, plus an annual 4.95%, payable on a monthly basis past the due date.

Issuance clauses allow using this security to pay federal taxes in the event that amortization and /or interest are not paid by the related due dates. See Note 22.2.

Since in January 11, 2002 and February 11, 2002, the Argentine Government did not service the interest coupon related to such bond, Telefónica estimates that payment of such interest will offset against federal taxes at nominal value, as established by the issuance conditions. Therefore, the balance has been classified as Other receivables, assimilating their disclosure to TCC (issued by the Argentine Federal Goverment).

15.2. Tax Credit Certificates

During August 2001, Telefónica signed an agreement for TCC for a total amount of US$15 million, which was fully paid. Such bearer certificates are in US dollars, accrue interest at a maximum annual nominal rate of 9% on the original nominal value balances and may be compensated at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. After expiration of one year and three months after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after June 30, 2005, at their notional value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date. See Note 22.2.

16. EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

As from August 9, 2000, an incentive program (the "TOP" Program) was created for executives, that consists in granting TESA (one of the shareholders of Telefónica) stock options to 17 Telefónica top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a preestablished number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, currently equivalent to 14.5052 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, currently equivalent to 21.7554 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years with three dates to exercise the options. The shares under the Program total 26,613 involving a total amount of 532,260 options.

The total coverage cost of the program for Telefónica, which was signed with TESA, is 4.49667 euro per option, i.e. 2.4 million euro, which has been booked, based on its linear accrual within the term of the program, in "Salaries and social security taxes and other expenses" in Note 21.h).

Additionally, TESA approved a program whereby all Telefónica employees who chose to join acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased, which can be exercised if the share price exceeds 20.09 euro (originally 24.5 euro and then modified to 20.09 euro) at a strike price of 5 euro per option. The program will be effective for four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefónica.

17. SUPPLEMENTAL CASH FLOWS INFORMATION

Pursuant to the requirements of the SEC, the Company has presented statements of cash flows in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following additional disclosures are presented with respect to the statements of cash flows in accordance with these requirements.

In the consolidated statements of cash flows, cash and cash equivalents are comprised of (amounts expressed in million of Argentine pesos):

	2001	2000 (1)
Cash	38	37
Investments which are cash equivalents	32	54
Cash and cash equivalents	70	91

(1) Cash and cash equivalents at end of period include 17 million allocated in the line "Net assets of spun-off businesses" in the consolidated balance sheet as of December 31, 2000.

18. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND US GAAP

a) Accounting principles followed by the Company

The consolidated financial statements have been prepared in accordance with Argentine GAAP applicable to consolidated financial statements, which may differ from generally accepted accounting principles of the countries of the users of the financial statements.

Differences between Argentine GAAP and US GAAP and their effect on net income and on shareholders' equity are set forth in b) and c) below.

b) Description of differences between Argentine and US GAAP

Differences between Argentine and US GAAP mainly relate to the following items:

1. Restatement of financial statements for general price-level changes

Argentine GAAP requires the restatement of assets and liabilities into constant Argentine Pesos if the inflation rate for the year exceeds 8%. All nonmonetary assets and liabilities and statement of income amounts have been restated to reflect changes in the Argentine wholesale price index, from the date the assets were acquired or from the date the liabilities were incurred, to August 31, 1995 (see Note 2.3.).

In most circumstances US GAAP does not allow for the restatement of financial statements for general price level changes. Under US GAAP account balances and transactions are stated in the units of currency of the period when the transactions originated. This accounting model is commonly known as the historical cost basis of accounting. Because the economy of Argentina has experienced periods of significant inflation, the use of financial statements restated for general price level changes is consistent with the requirements of US GAAP as described in Statement of Accounting Principles Board Number 3, Financial Statements Restated for General Price Level Changes. The US GAAP reconciliation does not, therefore, exclude the effect of the general price level restatement.

2. Capitalized interest

Under Argentine GAAP, when computing the amount of interest eligible for capitalization, the Company has assumed that, except for loans specifically identifiable with the construction of fixed assets, both liabilities and shareholders' equity financed the construction of the assets. Consequently, interest expenses have been capitalized on the portion of the construction in process that was assumed to be financed by interest bearing liabilities.

When applying the provisions of US GAAP with respect to the capitalization of interests it is assumed that the fixed assets constructed are financed in the first place by the Company's interest bearing liabilities.

3. Inventories

Under Argentine GAAP inventories shall be stated at the lower of either replacement/reproduction cost or market. Under U.S. GAAP inventory shall be stated at the lower of cost or market.

4. Income tax

Under Argentine GAAP income tax expense is generally recognized based upon the estimated current income tax liability to the Federal Treasury. Interperiod tax allocation that would recognize deferred tax liabilities and assets for future tax consequences of events that have been recognized in a company's financial statements or tax returns is not a common practice among Argentine Corporations. Under US GAAP corporations should provide for deferred taxes under the liability method.

5. Intangible assets and deferred charges

Under Argentine GAAP organization, advertising and/or preoperating expenses may be deferred and charged to income against future revenues. Under US GAAP these costs must be expensed as incurred.

In 2000, under U.S. GAAP, the balance of acquired intangible assets is adjusted to reflect the increase in their cost that results from the recognition, following the liability method described in point 4. ("Income Tax") above, of the deferred tax liability arising from the difference between their tax and book basis.

6. Costs associated with the issuance of debt

Under Argentine GAAP, the costs associated with the issuance of Negotiable obligations may be charged to income at time of the issuance or deferred and amortized over the life of the debt. Under US GAAP, the costs associated with the issuance of debt securities are to be deferred and amortized over the period the related debt is outstanding. The deferred costs are to be amortized by the effective interest method or by the straight-line method if not materially different from the effective interest method.

7. Goodwill on investment in controlled companies

Under Argentine GAAP the goodwill on investment in controlled companies was calculated considering the investments´ valuation by the equity method based on their shareholders' equity under Argentine GAAP as of each purchase date. Under US GAAP goodwill was recalculated considering shareholders' equity under US GAAP.

8. Investment in Telefónica

Under Argentine GAAP, as of December 31, 2001, the investment in Telefónica was valued by the equity method (for the Telefónica Class A and B shares classified as long-term investment in such company). As of December 31, 2000, the investment in Telefónica was valued by the equity method (for the Telefónica Class A shares classified as long-term investment in such company), and at their market value net of estimated selling expenses (for Telefónica Class B shares, which were held for trading purposes). See Note 8.2.1.

Under US GAAP, the total investment in Telefónica as of December 31, 2001 and 2000 was valued by the equity method. For the purpose of preparing the financial statements, the Company consolidated its financial statements with Telefónica's. Therefore, as of December 31, 2000, the investment in Telefónica's shares recorded at the market value net of estimated selling expenses was eliminated in the consolidation process. The US GAAP reconciliation recognizes the effect of adjusting the valuation to the amount required under US GAAP.

9. Preferred stock

Under US GAAP, mandatorily redeemable preferred stock should be classified outside the shareholders´ equity. Under Argentine GAAP, preferred shares are classified as capital stock.

10. Regulation

Telefónica provides telephone services in Argentina and therefore is subject to the regulatory control of the CNC. Rates for services are tariff regulated. Although changes in rates for services are authorized and computed based on a rate agreement (see Note 12.1.), there is no fixed rate of return. Accordingly, the requirements of US GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to these consolidated financial statements.

11. Comprehensive Income

The Company has not reported separately comprehensive income because there are no material differences between its net income and comprehensive income as defined by SFAS 130. The cumulative effect as of the beginning of the year ended September 30, 2001, year of the initial application of SFAS 133, did not have any material effect as of that date (see Note 13 below).

12. Revenue Recognition

The SEC has released Staff Accounting Bulletin ("SAB") 101 "Revenue recognition in Financial Statements". Compliance with this new standard imply, for purposes of the reconciliation of Net income and Shareholders' equity to US GAAP, that: i) installation revenues are not included in income of the period when the installation takes place but deferred and amortized during a period representing the possible duration of the relationship with the customer, and ii) related costs are not charged to income but capitalized and depreciated in a similar period.

Adoption of SAB 101 from October 1, 2000 caused that the cumulative effect of unamortized deferred revenues, net of capitalized costs after accumulated depreciation and deferred income tax effects, be deducted from Net income for the year ended September 30, 2001, which has been the year of adoption.

13. Accounting for Derivative Instruments and hedging Activities

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted SFAS 133 as of October 1, 2000. The cumulative effect of the related change in accounting principle as of October 1, 2000, was not material.

14. Accounting for stock option plan

As mentioned in Note 16, TESA implemented a compensation plan based on TESA's stock for the benefit of all Telefónica's employees.

Under the plan, the employees have purchased TESA's stock at 5 euro each and, for every share acquired, have been granted 26 options on TESA's stock. This plan does not involve any economic cost to Telefónica and therefore Telefónica has not made any charge to income under Argentine GAAP for this plan. However, for US GAAP purposes:

a) the difference between the market value and the shares purchase price at 5 euro each involves a charge to Telefónica's income for the current year, and

b) the cost represented by the options granted by the principal shareholder will be accrued in the period of service covered by the plan (4 years as from February 2001). In accordance with US accounting standards applied by TESA, such cost is accounted for at its intrinsic value, as defined in APB 25, and applied to the number of options currently expected by the principal shareholder to be the most likely to reach plan completion. Any adjustment to income resulting under US GAAP would have no impact on total shareholders' equity because the charges involved would be treated as additional paid in capital.

The application of provisions of APB 25 mentioned in b) above did not result in any US GAAP adjustment to net income for the three-month periods ended December 31, 2001 and 2000.

15. New accounting pronouncements

On July 20, 2001, SFAS No. 142 "Goodwill and Other Intangible Assets" was made available to the public. The new standard must be adopted by the Company on October 1, 2002. With the adoption of SFAS No. 142, goodwill associated with equity-method investments is no longer subject to amortization. Therefore, after adopting SFAS No. 142 on October 1, 2002, the Company will stop recording goodwill amortization, which for the three-month period ended December 31, 2001 amounted to approximately 2 million. In addition, SFAS No.142 changes the manner of determining whether an impairment of goodwill has occurred. The effect of this change, which is effective October 1, 2002, has not yet been determined, although the Company estimates that there will be no material impairment write-off. See Note 2.6.e)

16. Devaluation effect

Under Argentine GAAP the effects of the devaluation of Argentine peso described in Note 22.2. on the valuation in Argentine pesos of the assets and liabilities should be recognized in the period ending as of March 31, 2002 (see Notes 2.6. and 22.2.).

Under US GAAP, the exchange rate effective as of the date of reopening of the exchange market (January 11, 2002 (see Note 22.2.)) should be used for the valuation in Argentine pesos of foreign currency assets and liabilities as of December 31, 2001. The effect on such assets and liabilities of further devaluation between that date and the date of issuance of these consolidated financial statements is presented in Note 22.2.

c) The following is a summary of the approximate adjustments to net income and shareholders' equity that would have been required had US GAAP been applied instead of Argentine GAAP in the accompanying consolidated financial statements (amounts expressed in million of Argentine pesos):

	2001	2000
Net loss according to the consolidated financial statements, Argentine GAAP	(37)	(28)
Approximate US GAAP adjustments		
Increase (decrease) due to:		
Investment in Telefónica	-	20
Deducted capitalized interest (a)	(1)	(1)
Deferred income tax (d)	(46)	63
Cost associated with issuance of debt	(1)	(1)
Deferred revenues	5	(102)
Devaluation effect	(1,632)	-
Other (b)	1	(5)
Effect on minority interest (f)	483	24
Approximate net loss in accordance with US GAAP	(1,228)	(30)

	2001	2000
Shareholders' equity according to the consolidated financial statements, Argentine GAAP	1,414	1,451
Increase (decrease) due to:		
Intangible assets and deferred charges (c)	(1)	169
Goodwill on investment in Telefónica	(7)	(7)
Investment in Telefónica	-	(62)
Preferred stock	(27)	(33)
Capitalized interest (a)	7	10
Deferred income tax (c) (d) (e)	-	(142)
Cost associated with issuance of debt	5	7
Deferred revenues	(61)	(102)
Devaluation effect	(1,632)	-
Other (b)	(9)	(7)
Effect on minority interest (f)	514	50
Approximate shareholders' equity in accordance with US GAAP	203	1,334

(a) During the three-month periods ended December 31, 2001 and 2000, there were no additional gross interest capitalized for US GAAP purposes.

(b) Includes basically the adjustments for derivative instruments and the effect of other minor adjustments.

(c) As of December 31, 2000, intangibles assets adjustment includes 180 million of increase in the cost of such assets that results from the recognition, following the liability method described in 18.b) 4., of the deferred tax liability arising from the difference between the tax and book basis of intangible assets.

(d) In 2000, includes the tax effect of the cumulative change in accounting principle, described under 18.b) 12.

(e) The balance as of December 31, 2000 is net of a valuation allowance related to TCP and Advance amounting to 27 million and 19 million, respectively.

(f) Represents the net effect of the US GAAP adjustments on minority interest in the income and net equity of the Company's consolidated subsidiaries. Includes the US GAAP adjustment on minority interest related to devaluation effect amounting to 492 million. See Note 22.2.

	December 31,	
	2001	2000
Loss per share per consolidated financial statements in accordance with Argentine GAAP (1)	(0.007)	(0.005)
Approximate net (loss) income in accordance with US GAAP before cumulative effect of changes in accounting principles (see description under 18.b) 12.)	(1,228)	8
Cumulative effect of changes in accounting principles (less applicable income tax effect)	-	(38)
Approximate net loss in accordance with US GAAP	(1,228)	(30)
Earnings attributable to preferred shareholders	- (2)	(1)
Loss attributable to common shareholders	(1,228)	(31)
Approximate loss per share under US GAAP(1):		
(Loss) Income before cumulative effect of changes in accounting principles (see description under 18.b)12.)	(0.231)	0.001
Cumulative effect of changes in accounting principles, net of tax effect	-	(0.007)
Net loss per share per consolidated financial statements under US GAAP	(0.231)	(0.006)
Number of shares subscribed, paid in and outstanding		
Common	5,306,402,996	5,306,402,996

(1) Amounts expressed in Argentine pesos.

(2) Less than 0.5 million.

19. AMENDMENTS TO BYLAWS

Taking into account the provisions of the new Public Offering Transparency Rules and Regulations, instated by Decree No. 677/2001, which provides that the administration bodies may function, when allowed by bylaws, with the members present or instead mutually in communication by media simultaneously broadcasting sound, images or words, the Special Shareholders' Meeting held on September 18, 2001, decided to change Articles 15, 20 and 21 of the Corporate Bylaws to effect the addition of such system of distance meetings for board meetings, and regular and special shareholders´ meetings, with the express provision that quorum is to be computed considering members physically present as well as those communicated by media broadcasting sound, images or words. In addition, such Shareholders´ Meeting amended Article 19 so that the first and second calls to regular and special shareholders' meetings may be simultaneous. On October 29, 2001, this amendment was registered with the Public Registry of Commerce.

20. RESTRICTED ASSETS

On the basis of Executive Power Decree No. 1570/01 and the Public Emergency and Exchange System Reform Law (Law No. 25,561) described in Note 22.2., to the date of issuance of these financial statements there are certain restrictions on the availability of deposits within the banking system, mainly related to cash withdrawals. As of December 31, 2001, the Company's funds subject to such restrictions are:

Cash and Banks	32
Current investments	25

In the opinion of the Company's Management, this restriction will not have a significant effect on the Company's operations.

21. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a) Investments in shares, bonds issued in series and holdings in other companies

b) Other investments

c) Fixed assets

d) Intangible assets and deferred charges

e) Allowances and reserves

f) Cost of services provided

g) Assets and liabilities in foreign currency

h) Expenses incurred

a) INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in million of Argentine pesos, except otherwise indicated - see Note 2.3.)

	December 31, 2001							December 31, 2000 (7)
Denomination and features of securities	**Class**	**Face value (1)**		**Amount (2)**	**Inflation adjusted cost (3)**	**Value by equity method (4)**	**Book value**	**Book value**
Current (10)								
Government securities								
Bocon	Pro 6	US$	1.00	285,376	-	-	-	-
Total current						-	-	-
Noncurrent (5)								
Listed shares of Telefónica (6)	Common	$	1.00	40,200,000	-	-	-	126
Other investments	-	-	-	-	-	-	5	5
Subsidiaries and affiliates								
ECL (9)	Common	$	1.00	12,000	15 (8)	2	2	2
Other								
TBSCP	-	-	-	-	-	-	1	1
Total noncurrent							8	134
TOTAL							8	134

(1) In Argentine Pesos.
(2) Total shares.
(3) Restated in constant Argentine Pesos as stated in Note 2.3.
(4) Net of intercompany gains (losses).
(5) See Note 2.6.c).
(6) See Note 8.2.1.
(7) Net of 3 million of spun-off assets (See Note 4.).
(8) Includes irrevocable capital contributions for future subscriptions in an amount of 5 million.
(9) Financial statements for the six-month period ended December 31, 2001 approved by the ECL's Board of Directors on February 8, 2002 with auditor's report by Abelovich, Polano & Asociados dated February 8, 2002, unqualified.
(10) See Note 2.6.a).

b) OTHER INVESTMENTS (stated in million of Argentine pesos - see Note 2.3.)

Main account and features	December 31, 2001 Book value	December 31, 2000 Book value
Current investments		
Foreign currency deposits (Note 21.g)	10	24
Local currency deposits	22	8
Mutual funds	-	20
Total	32	52

c) FIXED ASSETS (stated in million of Argentine pesos – see Note 2.3.)

Main account	December 31, 2001 — Original value: Amount at beginning of year (3)	Increase	Net retirement and transfers	Amount at the end of period
Land	54	-	-	54
Buildings	788	-	-	788
Switching equipment	1,839	-	11	1,850
Transmission equipment	1,547		11	1,558
Network installation	3,313	-	18	3,331
Telephones, switchboards and booths	284	6	(6)	284
Furniture and office equipment	398	6	21	425
Automobiles	27	-	(6)	21
Construction in process	327	77	(60)	344
Materials (1)	60	6	(12)	54
Prepayment to vendors	4	-	-	4
Total 2001 (2)	8,641	95	(23)	8,713
Total 2000 (2)	8,335	81	(19)	8,397

Main account	December 31, 2001 — Depreciation: Accumulated at beginning of year (4)	% Depreciation on net book value	For the period	Retirement	Accumulated at the end of period	Net book value	December 31, 2000: Net book Value (5)
Land	-	-	-	-	-	54	54
Buildings	179	3.6	5	-	184	604	618
Switching equipment	1,160	23.9	41	-	1,201	649	679
Transmission equipment	812	18.1	33	-	845	713	626
Network installation	1,413	10.2	49	-	1,462	1,869	1,859
Telephones, switchboards and booths	249	46.3	14	(10)	253	31	45
Furniture and office equipment	301	64.9	24	(1)	324	101	82
Automobiles	26	49.8	-	(6)	20	1	1
Construction in process	-	-	-	-	-	344	631
Materials	-	-	-	-	-	54	70
Prepayment to vendors	-	-	-	-	-	4	7
Total 2001	4,140		166	(17)	4,289	4,424	
Total 2000	3,585		151	(11)	3,725		4,672

(1) "Net retirement and transfers" includes transfers for 6 million.
(2) Capitalized interest included in construction in process, for 2001 and 2000 totaled 2 million and 14 million, respectively.
(3) In 2000, net of 1,100 million of the spun-off assets. See Notes 2.7. and 4.
(4) In 2000, net of 208 million of the spun-off assets. See Notes 2.7. and 4.
(5) Net of 904 million of the spun-off assets. See Note 4.

d) INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in million of Argentine pesos - see Note 2.3.)

	December 31, 2001		
	Original value		
Main account	At beginning of year (1)	Increase	At end of period
Goodwill on investment in companies	279	-	279
License to use and trademarks	19	-	19
Assignment of rights	10	-	10
No competition clause	3	-	3
Other	18	-	18
	-----	-----	-----
Total 2001	329	-	329
	===	===	===
Total 2000 (1)	397	4	401
	===	===	===

	December 31, 2001				December 31, 2000
	Amortization				
Main account	At beginning of year (2)	For the period (3)	At end of period	Net book value	Net book Value (4)
Goodwill on investment in companies	88	3	91	188	201
License to use and trademarks	4	-	4	15	14
Assignment of rights	4	-	4	6	7
No competition clause	2	-	2	1	1
Other	9	1	10	8	10
	-----	-----	-----	-----	-----
Total 2001 (2)	107	4	111	218	
	===	===	===	===	
Total 2000 (1)	160	8	168		233
	===	===	===		===

(1) In 2000, net of 516 million of the spun-off assets. See Notes 2.7. and 4.
(2) In 2000, net of 146 million of the spun-off assets. See Notes 2.7. and 4.
(3) Includes the Amortization of no competition clause, assignment of right and licenses and trademark amounting to $50,002, $252,571 and $339,500; respectively.
(4) Net of 364 million of the spun-off assets. See Note 4.

e) ALLOWANCES AND RESERVES (stated in million of Argentine pesos - see Note 2.3.)

Account	December 31, 2001 Balances at beginning of year	Increase	Decrease	Balances at end of period	2000 At the end of the period
Deducted from current assets:					
For doubtful accounts	244	80	(41)	283	167 (5)
For impairment in value and slow turnover	7	-	-	7	4
	251	80	(41)	290	171
Deducted from noncurrent assets:					
For doubtful accounts	-	42	-	42	-
Total 2001	251	122 (1)	(41)	332	
Total 2000	133 (3)	43 (1)	(5)		171
Included in current liabilities:					
Contingencies	3	-	-	3	2 (6)
	3	-	-	3	2
Included in noncurrent liabilities:					
Contingencies	82	7	-	89	54
Total 2001	85	7 (2)	-	92	
Total 2000	51 (4)	5 (2)	-		56

(1) In 2001, included in selling expenses. In 2000, 4 million included in operating expenses and 39 million in selling expenses.
(2) Included in other expenses.
(3) In 2000, net of 52 million of the spun-off assets. See Notes 2.7. and 4.
(4) In 2000, net of 9 million of the spun-off assets. See Notes 2.7. and 4.
(5) In 2000, net of 58 million of the spun-off assets. See Notes 2.7. and 4.
(6) In 2000, net of 10 million of the spun-off assets. See Notes 2.7. and 4.

f) COST OF SERVICES PROVIDED (1) (stated in million of Argentine pesos – see Note 2.3.)

	December 31, 2001	December 31, 2000
Inventories at beginning of year	30	33 (2)
Purchases	2	27
Operating expenses (Note 21.h)	7	9
Subtotal	39	69
Inventories at end of the period (Note 3.b)	(23)	(40)
Total	16	29

(1) Includes cost of telephone directories and telephone equipment.
(2) Net of 61 million of the spun-off assets. See Note 4.

g) ASSETS AND LIABILITIES IN FOREIGN CURRENCY (See Note 22.2.)

	December 31, 2001				December 31, 2000		
	Amount in foreign currency (in million)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million)	Currency	Book amount (in million of Argentine pesos)
ASSETS							
Current assets							
Cash	11	US$	1.00	11	-	-	-
Investments	10	US$	1.00	10	24	US$	24
Trade receivables	60	US$	1.00	60	50	US$	50
	2	SDR	1.25	2	4	SDR	5
Other receivables	40	US$	1.00	40	42	US$	42
	4	EURO	0.90	4	4	EURO	4
	46	PTAS	0.01	-	46	PTAS	1
Total current assets				127			126
Noncurrent assets							
Investments	5	US$	1.00	5	5	US$	5
Trade receivables	1	US$	1.00	1	-	-	-
Other receivables	50	US$	1.00	50	10	US$	10
Total noncurrent assets				56			15
Total assets				183			141
LIABILITIES							
Current liabilities							
Trade payables	113	US$	1.00	113	55	US$	55
	342	PTAS	0.01	2	112	PTAS	-
	12	SDR	1.25	15	9	SDR	12
	6	EURO	0.90	6	1	EURO	-
	1	ATS	0.06	-	-	-	-
	1	GF	0.41	-	5	GF	2
	-	-	-	-	2	FF	-
Bank and other financial payables	1,178	US$	1.00	1,178	1,190	US$	1,190
	2	EURO	0.90	2	2	EURO	2
	77	¥	0.01	1	14,245	¥	124
	306	ITL	0.00	-	309	ITL	-
Other payables	13	US$	1.00	13	9	US$	9
	2	EURO	0.90	2	-	-	-
	-	-	-	-	31	PTAS	-
Taxes payable	1	US$	1.00	1	1	US$	1
Total current liabilities				1,333			1,395
Noncurrent liabilities							
Trade payables	32	US$	1.00	32	1	US$	1
Bank and other financial payables	972	US$	1.00	972	1,238	US$	1,238
	19	EURO	0.90	17	21	EURO	19
	2,029	ITL	0.00	1	2,323	ITL	1
	8,816	¥	0.01	69	-	-	-
Other payables	15	US$	1.00	15	11	US$	11
Total noncurrent liabilities				1,106			1,270
Total liabilities				2,439			2,665

US$: US dollars
¥: Yens
PTAS: Pesetas
ITL: Lira
EURO: European Currency Units (from January 1, 1999)
GF: Gold Frank
SDR: Special Drawing Rights
FF: French Frank
ATS: Austrian Shilling

h) EXPENSES INCURRED (stated in million of Argentine pesos - see Note 2.3.)

	December 31, 2001							December 31, 2000
					Effects of funding on			
Account	Operating Expenses (1)	Administrative expenses	Selling expenses	Other Expenses, net	Assets	Liabilities	Total	Total
Salaries, social security taxes and other expenses	60	16	13	-	-	-	89	101
Fixed assets depreciation	150	14	2	-	-	-	166	151
Fees and payments for services	81	28	27	-	-	-	136	132
Insurance	-	2	-	-	-	-	2	2
Material consumption and other expenses	15	-	-	-	-	-	15	16
Management fee	17	3	-	-	-	-	20	32
Transportation	3	-	-	-	-	-	3	3
Taxes, charges and contributions	5	1	4	-	-	-	10	9
Rentals	9	2	1	-	-	-	12	17
Bank commissions	-	-	6	-	-	-	6	5
Exchange differences, difference in the listed price of investments and holding losses (gains)	-	-	-	-	5	(5)	-	20
Interest and financial charges	-	-	-	-	(12)	48	36	37
Tax on interest paid and on the financial cost of corporate indebtedness	-	-	-	-	-	3	3	6
Allowance for doubtful accounts	-	-	122	-	-	-	122	39
Material 's obsolescence	-	-	-	-	-	-	-	4
Net book value of fixed assets retired	-	-	-	-	-	-	-	1
Amortization of intangible assets and deferred charges	1	2	-	-	-	1	4	8
Employee terminations	-	-	-	22	-	-	22	25
Tax on bank debits and credits	-	4	-	-	-	-	4	-
Other	-	-	-	2	-	1	3	7
Total 2001	341	72	175	24	(7)	48	653	
Total 2000	356	80	82	30	15	52		615

(1) Includes 7 million and 9 million corresponding to cost of services provided for the three-month periods ended December 31, 2001 and 2000, respectively.

22. EVENTS SUBSEQUENT AS FROM DECEMBER 31, 2001 TO FEBRUARY 26, 2002

22.1. Financial debts

On January 30 and 31, 2002, Telefónica and the Company subscribed two loan agreements through which, Telefónica delivered to the Company US$6.8 million and 9.6 million for the payment of interest on negotiable obligations Series A and B, which were paid on January 31, 2002 (see Note 8.2.2.). The mentioned loans accrue interest at a nominal rate of 15% and 23% per annum for the US dollar loan and the peso loan, respectively. Both of them mature on March 1°, 2002.

22.2. Effects of the Argentina´s peso devaluation and other modifications to the economic regulation

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 of Public Emergency and Currency Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish the system that will determine the Argentine peso exchange rate.

Decree N° 71/2002 of the National Executive Power devalued the Argentine peso and established an "official" exchange system, mainly for exports, certain imports, and bank debts, and the "freely floating" exchange market for the rest of the transactions, which was regulated by the B.C.R.A.. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the "free" market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

The net consolidated position of assets and liabilities in foreign currency that generate effects as a consequence of the devaluation is disclosed in Note 21.g to these consolidated financial statements. Such position has not suffered significant changes as of the date of issuance of these financial statements. The estimated effect of this subsequent devaluation, measured to the date of reopening of the exchange market (January 11, 2002), considering the "official" and "free floating" exchange rates, the decrees and regulations effective as of that date and the Company's equity interest in its directly and indirectly controlled companies, on the net consolidated position in foreign currency as of December 31, 2001, gives rise to a negative exchange difference (loss) of about 1,140 million. Such negative exchange difference includes 232 million related to the Company and 908 million related to the Company's ownership interest in Telefónica.

Other regulations were issued subsequently, amending some of the regulations described in the preceding paragraphs. Their main effects as of approval of these consolidated financial statements are:

a) from February 8, 2002 unification of exchange markets into a "free" market. As of February 25, 2002, (exchange rate effective as of the date prior to the issuance of these consolidated financial statements) the US dollar exchange rate in such market amounted to about $ 2.10 = US$ 1, bid price;

b) de-dollarization of deposits in US dollars with Argentine banks at the $ 1.40 = US$ 1 rate and of all dollar-denominated obligations granted as of January 6, 2002, in Argentina at a $ 1 = US$ 1 rate. Deposits and debts converted into pesos will be subsequently adjusted through a benchmark stabilization coefficient to be published by the B.C.R.A. and which will be applied as from the date of publication of Decree No. 214/2002 plus minimum and maximum interest rates for deposits and obligations with the banking system, respectively, fixed by the B.C.R.A.;

c) issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

d) de-dollarization of all private agreements as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the benchmark stabilization coefficient in the terms described in (b), plus an equitable readjustment, in some cases;

e) de-dollarization of public service rates which were originally agreed upon in US dollars at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; subject to the impact of rate competitiveness on income distribution and the economy, service quality and investment plans involved, users' interest and companies profitability;

f) implementation of new oil & gas withholding systems;

g) prior authorization by the B.C.R.A. for making transfers from the private sector abroad in relation to, among other, principal services, financial loans, dividends and profits for 90 days as from February 8, 2002, except debts with international entities and official or officially recognized credit agencies. However, such payments may be made with freely available funds existing abroad;

h) suspension of dismissals without a fair cause for a 180-day period, as of January 6, 2002, and penalization whereby the amount of the termination payment provided for in labor regulations would be doubled, should employees be dismissed during such term;

i) suspension for two years of the law on deposits intangibility or until the time the Executive Power considers the financial emergency to be concluded;

j) suspension for a 180-day term as of February 3, 2002 of all suits, precautionary measures, and foreclosure proceedings on loans, debts, deposits, and financial reprogramming affected by the new economic regulations; and

k) declaration of a state of emergency to last until December 10, 2003, covering production and credit aspects, which implies among other issues:

    (1) the suspension, from February 14, 2002, and until December 10, 2003, of foreclosure on collateral for financial debt that in any way may result in the transfer of control of companies in insolvency proceedings or their subsidiaries;

    (2) the suspension, during 180 days as from February 14, 2002, of (i) all court-mandated and out-of-court foreclosures, including of mortgages and security agreements of any origin, whether for debtors in insolvency proceedings or any other private-sector debtors (ii) the process of bankruptcy petitions, without precluding the precautionary measures to protect the integrity of the debtor's assets, and (iii) precautionary measures, whether priorly standing or newly provided, involving those assets indispensable to the debtor's normal course of business;

    (3) the extension of the exclusivity period in all insolvency proceedings governed by Law No. 24,522 and initiated before February 14, 2002, for at least 180 days beyond the such period's original expiration date or from the end of the last extension granted. For new insolvency proceedings, the exclusivity period is extended to 180 days that may be extended a further 180 days (in both cases, this refers to court working days).

As of the date of approval of these consolidated financial statements, the Federal Government is still analyzing supplementary policies that will define, among other things, the way in which secured loans in US dollars related to the local public debt swap will be switched into pesos and the way in which external private debt payments will be made.

On the other hand, and as a consequence of the changes implemented in January 2002, there was an increase in the Argentine consumer price index of 2.3% and in the Argentine wholesale price index of 6.6% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

As stated in Note 2.6., foreign currency assets and liabilities as of December 31, 2001, were valued under Argentine GAAP at the $1 to US$1 exchange prevailing as of the date of suspension of the foreign exchange market, pursuant to the provisions of Resolution MD No. 1/2 of the Professional Council of CPCECABA and Resolution No. 392 of the CNV.

As of the date of issuance of these financial statements (February 26, 2002), the exchange rate at the "free" market was $2.10 to US$1, bid rate, and $2.0 to US$1, asked rate. The estimated effect of the above mentioned devaluation on the Company's consolidated net payables in foreign currency as of December 31, 2001, calculated on the basis of exchange rates mentioned in the above paragraph and the Company´s equity interest in its directly and indirectly controlled companies, amounts to $1,778 million, and will be recognized in the period ending as of March 31, 2002, according to generally accepted accounting principles in Argentina.

As provided in the Public Emergency and Exchange System Reform Law, any loss resulting from applying the new exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date. If the effect is a gain, it will be considered taxable in the fiscal year ending December 31, 2002.

The effect of such devaluation on the Company's shareholders' equity after considering the exchange difference that could be capitalized pursuant to effective accounting standards in Argentina, could significantly reduce unappropiated retained earnings and the reserve for future dividends susceptible of being distributed as dividends and could cause the Company to fall within one of the mandatory capital reduction events, or within a dissolution event (if the Company's shareholders' equity becomes negative), provided by sections 206 and 94 of the Business Associations Law.

The issuance provisions of the Company's preferred A and B shares provide that, should there be no realized income and in cash or freely available reserves, the Company would not partially amortize preferred capital or pay the respective preferred dividends for the eleventh period, both falling due on April 30, 2002. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. In addition, profit sharing bonds would be issued for un-amortized preferred capital and as long as there are unpaid preferred dividends. See Note 5.

The effects over the Company's investment in Telefónica and related goodwill, over Telefónica's fixed assets and over the Company's and Telefónica's financing projections, of the recent governmental announcements, are disclosed in Notes 2.6.d), e) and 8.

These financial statements include the effects derived from the new economic and exchange policies known as of the date of issuance of these financial statements. All the estimates made by the Company's management have been made considering such policies. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, will be reported in the financial statements when they become known.

Management's discussion and analysis of financial condition and results of operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Report of Independent Public Accountants)

The following discussion should be read together with the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. ("Cointel or the Company") for the three-month periods ended December 31, 2001 and 2000. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles ("Argentine GAAP"), which differ in certain respects from U.S. generally accepted accounting principles ("US GAAP"). A description of the significant differences between Argentine GAAP and US GAAP are set forth in Note 18. to the notes to the consolidated financial statements.

Critical Accounting Policies

Significant accounting policies have been described in the consolidated financial statements. Most critical accounting policies adopted in preparing the financial statements relate to: i) the application of the going-concern assumption in the valuation and classification of assets and liabilities (see Notes 8.1. and 22.2. to the notes to the consolidated financial statements); ii) the assumption that the Company and Telefónica de Argentina S.A. ("Telefónica") will not default in the payment of their debt, with regard to the classification of their non-current debt (see Note 8.1. to the notes to the consolidated financial statements); iii) the valuation of investment in Telefónica and the goodwill stated for such investment under US GAAP, which is based on management's current estimates of future cash flows; iv) the valuation of Telefónica's fixed assets under US GAAP (under the provisions of SFAS 121 and SFAS 144), which is based on Telefónica's management's current estimates of future cash flows; v) the creation of reserves for contingencies assessed as likely by Telefónica's management, based on its estimates and the opinion of legal counsel (see notes with respect to unreserved contingencies); and vi) the creation of allowances, amounting to $325 million out in respect to $591 million past-due receivables, based on Telefónica's management's estimates of possible future collection terms and conditions. Additionally, under Argentine GAAP the exchange rate difference resulting from the devaluation of the Argentine peso with respect to the U.S. dollar calculated on the basis of the rates in effect when the market reopened on January 11, 2002, will be recognized in the period ended March 31, 2002, while under US GAAP such difference was recognized in the period ended December 31, 2001 (see Note 22.2. to the notes to the consolidated financial statements).

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. The ultimate results could differ from those estimates.

Future cash flows could differ materially from estimates of Cointel's and Telefónica's management depending upon, among other matters, the outcome of the pending rate renegotiation with the government described in Note 12.1 to the notes to the consolidated financial statements.

Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the Federación Argentina de Consejos Profesionales de Ciencias Económicas ("FACPCE") approved Technical Resolutions ("RT") Nos. 16, 17, 18, and 19 which provide for changes in professional accounting principles relating to valuation and disclosure. On the other hand, on December 21, 2001, Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires ("CPCECABA") approved, with certain modifications, such Resolutions through its Resolutions No. 238, 243, 261 and 262 and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the Comisión Nacional de Valores ("CNV") was analyzing the scope and timing for adopting such standards.

OVERVIEW

Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

- the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

- the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of Telefónica's business; and

- the long-term strategic vision of Telefónica, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the Current Economic Situation in Argentina

The Convertibility Plan

For several decades, Argentina experienced periods of high inflation, slow or negative growth, declining investment rates, significant devaluations of the Argentine currency and impositions of exchange controls. During the 1980s, the limited availability of foreign exchange required the Argentine Government and all Argentine public sector entities to restructure portions of their foreign currency-denominated indebtedness to commercial banks. The rate of inflation reached 4,923.6% in 1989, as measured by the Argentine consumer price index, and Gross Domestic Product ("GDP") contracted that year by 6.2%. Argentina's historically high inflation rates resulted mainly from the Argentine Government's inability to control fiscal policy and the money supply. In March 1991, after the implementation of various plans designed to reduce inflationary pressures, which were only partially or temporarily successful, the Argentine Government introduced a tax reform and expenditure reduction program aimed at reducing inflation and restructuring the economy and adopted the Convertibility Law, which became effective April 1, 1991 and pegged by law the Argentine peso at a parity with the U.S. dollar (such fiscal measures and the Convertibility Law being collectively referred to as the "Convertibility Plan"). Following the adoption of the Convertibility Plan, the annual rate of inflation measured by the Consumer Price Index declined from 84.0% in 1991 to 3.9% in 1994 and Real GDP rose an average of 8% annually between 1991 and 1994.

The Convertibility Plan became the cornerstone of Argentine economic policy for the ensuing decade. Its success depended on Argentina's ability to attract capital inflows in the form of foreign direct investment, the repatriation by local investors of foreign, mostly U.S. dollar denominated savings, the availability of external means of financing, and the preservation of U.S. dollar reserves generally. These elements, in turn, depended on the sound management of external liabilities and the implementation of fiscal, regulatory, labor, judicial, legal, political and other structural reforms aimed at creating credible and sustainable efficiencies in both the private and public sectors.

In addition, the Convertibility Plan depended on external factors beyond the control of Argentine policy makers, such as the international prices of traditional Argentine export commodities, interest rates in the global capital markets, the impact of crises in other emerging markets and trade conditions with neighboring countries and other significant partners. Furthermore, the Convertibility Plan relied on confidence in the strength of the local financial sector and the ability of banking regulators to preserve a liquid monetary base.

Since it was adopted, the Convertibility Plan endured a series of both internally and externally generated challenges which progressively debilitated confidence in its long-term viability among the international financial community as well as the local business community and leading political forces. These challenges included the devaluation of the Mexican peso in December 1994 and resulting liquidity crisis in the Argentine banking sector, contagion throughout the emerging market economies resulting from the Asian crisis in late 1997, Russia's default on part of its sovereign debt and the devaluation of the ruble in 1998, the devaluation of the Brazilian real in 1999, adversely affecting the demand for Argentine exports to Brazil, and Ecuador's default on its foreign indebtedness in 2000. These incidents significantly increased the cost of capital to the Argentine private and public sectors, widening spreads on Government securities. They led to growing capital outflows and diminished international reserves. They also exacerbated the recession and the mounting unemployment and deflation that had taken root in the Argentine economy beginning in late 1998. During 1998, the Merval index of the Buenos Aires Stock Exchange declined by 38.2%. GDP, which had increased by 8.1% in 1997, grew by 3.9% in 1998.

Confronted with such developments, Argentina grew increasingly dependent on aid from multilateral credit agencies, principally the International Monetary Fund ("IMF"), which periodically organized substantial rescue packages, including a U.S.$2.8 billion three-year extended fund facility in 1998. Such aid involved the imposition of targets and conditions for disbursements, such as modifications in the tax revenue sharing system between the provinces and the Federal Government, curbs on government spending and reforms in the labor market, budgetary procedures and the tax, health, pension and judicial systems. Macroeconomic factors and costly, dilatory and debilitating political compromises, repeatedly combined to hinder compliance with such targets and conditions.

In 1999, the incumbent Peronist Party lost the general election to the Alianza, a coalition of left-leaning,formerly Peronist factions, on the one hand, and the traditional, middle class, center left Radical Party, on the other, led by Fernando de la Rúa, in a campaign that concentrated on allegations of corruption in the outgoing administration of Carlos Saul Menem and the need to address the "social cost" of the Convertibility Plan. During 2000, domestic consumption was weak and private investment decreased sharply due to worsening global financial conditions for emerging markets generally and uncertainty over the ability of the De la Rúa administration to address the structural economic changes needed to improve Argentina's competitiveness and to reduce its fiscal deficit. By the fourth quarter of that year, the lack of signs of economic recovery, aggravated by the perception of increasing political risk, led the Argentine Government to negotiate with the IMF, the World Bank, the Inter-American Development Bank and the governments of Spain, Italy and France a financial support package totaling U.S.$39.7 billion to ease government financing in 2001 and subsequent years.

In the first quarter of 2001, allegations of bribery of senators by the executive branch in order to pass certain labor reform legislation, led to the resignation of the Vice-President, the leader of the left-leaning component of the Alianza. The prolonged recession and the weakening power base of President De la Rúa compromised his ability to pursue the orthodox measures required to sustain the Convertibility Plan and resulted in the resignation of the Minister of Economy. When the announcement of stringent measures by his successor failed to gather political support, President De la Rúa appointed Domingo Cavallo, who had designed the Convertibility Plan in 1991 and since then had founded a minority opposition party, as Minister of Economy with far-reaching extraordinary powers granted by Congress. Minister Cavallo enjoyed widespread support in the international financial community but further isolated President De la Rúa from his traditional power base. Minister Cavallo sent to Congress an amendment to the Convertibility Law which added the euro to the U.S. dollar in a basket to set the peso's value once the euro would reach parity with the U.S. dollar. This measure was intended to improve the competitiveness of Argentine exports over time. On June 21, 2001, Congress approved the Government's proposal.

The consensus among the international financial community, however, was that this measure did not address the core, immediate issue of Government spending and fiscal imbalance, and sovereign spreads widened further.

On June 4, 2001, the Argentine government was able to reduce its debt service requirements through 2005 by U.S.$16 billion through a U.S.$29.5 billion global exchange of its debt in the capital markets, retiring obligations with significant near-term servicing requirements and extending the maturity profile of its overall indebtedness. Despite the resulting fiscal benefits, popular discontent with the deepening recession led to criticism of the Government's focus on external creditors among certain political elements, including President De la Rua's own party. Private sector confidence in the ability of President De la Rua to garner sufficient political support to deliver on his proposed reforms deteriorated rapidly in the following weeks. During July 2001, total bank deposits decreased by U.S.$6 billion and the Merval index of the Buenos Aires Stock Exchange fell 20%.

On July 30, 2001, the Argentine Congress enacted the "zero-deficit" law, to secure reductions in government expenditures and to achieve a balanced budget in the near term, and announced its intention of embarking on deep structural reforms of the political system, including the size of Congress and aspects of the electoral process. Furthermore, in early August 2001, the government and the IMF began negotiating an extension of the financial support package agreed to in December 2000 to boost investor confidence. These negotiations proved successful and, on September 10, 2001, the IMF disbursed a financial support package of U.S.$5 billion to Argentina (U.S.$4 billion to reinforce Central Bank international reserves and U.S.$1 billion to finance Treasury requirements). Also, from September to November, 2001, the local financial system received U.S.$1.2 billion from existing lines of credit to increase bank liquidity and to counter a continuing deterioration in investor confidence.

However, negative political and pre-election circumstances resulted in the increased uncertainty over the stability of the peso and the continuity of the Argentine government's zero-deficit policy, an increase in sovereign risk, a fall in international reserves, a continuing fiscal imbalance, and a decrease in total deposits in the financial system. Over the course of the final months of 2001, various Provincial Governments issued quasi-currency debt instruments to cover their own fiscal deficiencies. These instruments have been since then widely accepted as legal tender by parties whose businesses have been most affected by the growing shortage of liquidity resulting from a contracting monetary base. Despite the agreement signed with the IMF in August 2001, Argentina weakened as a credit and spreads of Argentine sovereign bonds widened.

On December 3, 2001, following a week of massive cash withdrawals of U.S. dollar deposits form the banking system and fearing a widespread bank run, the Government froze bank deposits, restricting cash withdrawals to $250 per account per week and providing for the disposal of all other funds only by means of checks, wire transfers and credit and debit card payments.

On December 5, 2001, alleging the failure by the Argentine Government to implement effective economic policies, the IMF announced a suspension of disbursements under its credit programs to Argentina. As widespread social unrest mounted, Minister Cavallo resigned on December 20, 2001, as did President De la Rúa on the following day.

Over 2001, the sovereign risk of Argentina, measured under emerging markets indexes as a spread over risk free benchmarks, had increased by 4,406 basis points to 5,172 as of December 28; liquid reserves at the Central Bank of Argentina ("B.C.R.A.") decreased by U.S.$10.6 billion, without including external tranches of financial aid and contingent loans; and total deposits within the banking system decreased by U.S.$19 billion.

Default, Devaluation and the Abandonment of the Convertibility Plan

On December 31, 2001, after the failure of an interim government to gather sufficient support, Congress appointed Eduardo Duhalde, former governor of Buenos Aires Province and the Peronist Party candidate who had lost to President De la Rúa in 1999, as the new President of Argentina. While the legal support for the process leading to his election has been challenged in the courts as has the proposed duration of his term, it is expected that President Duhalde will remain in office until the expiration of President De la Rua's term, December 2003.

The interim government preceding President Duhalde announced the default on Argentina's foreign debt on late December 2001. President Duhalde confirmed this announcement and sent a bill to the Argentine Congress to declare a national economic emergency and repeal the Convertibility Law. On January 6, 2002, the Argentine Congress approved the Economic Emergency Law, introduced dramatic changes to the country's economic model and amended the Convertibility Law. The new law empowers the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the Argentine peso.

On devaluing the peso, the Government initially established a dual exchange rate whereby export and certain import transactions would be governed by a fixed, "official" exchange rate of $1.40 to U.S.$1.00, while all other transactions would be governed by a floating rate to be set freely by the exchange market, with occasional intervention by the Central Bank of Argentina. Following an extended bank holiday, the exchange market reopened on January 11, 2002, with transactions settling at between $1.60 and Ps.1.70 to U.S.$1.00 (bid price) by market close on that date. The estimated effect of such devaluation on the Company's net consolidated position in foreign currency as of December 31, 2001, taking account of the "official" and the floating exchange rates on the date the exchange market reopened, the effect of applicable rates and regulations effective as of that date and the Company's equity interest in its directly and indirectly controlled companies, gives rise to a negative exchange rate difference of approximately $1,140 million. Such negative exchange difference includes $232 million related to the Company and $908 million related to the Company's ownership interest in Telefónica.

As of the end of January 2002, the relevant financial indicators continued showing the worsening of the Argentine crisis and the market deterioration:

(i) The official exchange rate was maintained at $1.40 = US$1.00 although the "free" exchange rate was $2.05 = US$1.00 as of January 31, 2002, which represented a nominal accumulated increase in the US dollar in relation to the Argentine Peso of 105% as compared to the Currency Board ($1 = US$1).

(ii) The country risk premium continued as high as 4,352 basis points as of January 31, 2002.

(iii) B.C.R.A.'s liquid reserves decreased by US$ 807 million to US$13 billion (equivalent to $19 billion) as of January 31, 2002.

(iv) Total deposits with the local banking system continued decreasing due to the gradual withdrawal of deposits, although limited due to the above-mentioned restrictions, and the lack of new deposits.

Finally, on February 4, 2002, Presidential Decree No. 214/2002 advanced on the process to switch the Argentine economy into Argentine pesos, eliminating the US dollar for domestic transactions although market usually used U.S. dollars to structure transactions and fix prices. The main points of such Presidential Decree are:

(i) All loans in foreign currency (whether granted by banks or not) borrowed within the domestic banking system, regardless of the amount of such loans, will be switched into Argentine pesos at the $ 1 = US$ 1 rate, while deposits in foreign currency will be returned at the US$ 1 = $1.40 rate.

(ii) Additionally, the presidential decree abrogated the multiple exchange system mentioned above (official exchange rate and free exchange rate) and replaced it with a free floating system that does not include the explicit intervention or a flotation goal by the B.C.R.A. (application of flotation band, scheduled devaluation). However, the decree authorizes the B.C.R.A. to intervene in the exchange market if the B.C.R.A. deems it necessary to defend the value of the local currency. It was announced that the B.C.R.A. would have a monetary issuance goal.

(iii) The presidential decree also suspends any lawsuits, precautionary measures or execution arising from or against the receivables, debts, obligations, deposits or financial rescheduling affected by the provisions mentioned above. This measure was adopted as a response to a recent judgment by the Argentine Supreme Court that established the unconstitutionality of Decree No. 1570/01 which established the cash withdrawal restrictions.

The decision to devalue the Argentine peso implies a number of risks that may occur depending on the characteristics of the measures accompanying the devaluation. These risks will become more acute if the devaluation is coupled with steady inflation:

(i) Decrease in salaries and in the price of assets in US dollars: In the current recessive scenario and due to unemployment level, it is evident that any increase in the general price level will entail a decrease of the salary purchasing power since salary rises are not likely. There will also be a decrease in the price of assets in US dollars.

(ii) Price controls: Control of prices have not been proposed to date. In Argentina they have been rarely successful.

(iii) Stagflation and shortage of goods: If inflation cannot be controlled, it is possible that inflation and recession will coexist. This would be a negative scenario where economy does not grow and prices increase.

As of February 26, 2002, the Federal Government is considering supplementary measures that will govern, among other things, the manner in which U.S. dollar denominated loans issued in connection with the local portion of the global sovereign debt restructuring commenced in November of 2001 will be converted into pesos and the manner in which external private debt payments will be made.

As a consequence of the changes implemented on January 11, 2002, at January 31, 2002 the Argentine consumer price index rose by 2.3%, and the Wholesale Price Index ("WPI") by 6.6%, according to information provided by INDEC. Unemployment is estimated at 23% to 25% of the workforce. Tax revenues in January and February, 2002 fell by 19.1% and 20.3%, respectively.

The effect of the economic and political situation described above has had, and may continue to have, a material adverse effect on Telefónica's results of operations as consumer demand for its services diminishes, collection of payables suffers and the U.S. dollar value of its revenues is eroded by further devaluation. In addition, Telefónica may face significant difficulties in negotiating rate increases with the Government against mounting inflation in an environment of growing popular unrest and political uncertainty. Furthermore, the Company's and Telefónica's liquidity, their capital expenditure plans and financial condition have been severely hindered not only by the effect of the devaluation of the peso on its U.S. dollar denominated liabilities but also by restrictions on the remittance of debt payments by it outside Argentina and the unavailability of financing for Argentine corporates generally.

The following table sets forth rates of inflation, as measured by the WPI in Argentina and the rate of real Argentine GDP growth for the periods shown. Numbers in parentheses are negative.

	December 31,	
	2001	2000
WPI (annual % change) (1)	(3.0)	(1.8)
	December 31,	
	2001 (3)	**2000 (2)**
GDP Growth (annual % change)	(3.8)	(0.8)

(1) Price index figures are for the three-month periods ended December 31, 2001 and 2000.
(2) Official data.
(3) Projection estimated by the Company.

Argentine GAAP require that financial statements recognize the effect of changes in the purchasing power of money through August 31, 1995, by restating amounts to constant pesos by the method laid down in RT No. 6 of the FACPCE. In compliance with regulations established by the CNV, effective September 1, 1995, the Company discontinued application of the restatement method and retained restatements recorded until that date. The method is allowed by Argentine GAAP provided that the change experienced by the price index applicable for restatement does not exceed 8% per annum. The change in the above index during each of the fiscal years ended as from September 30, 1995 was below that maximum limit. The Company does not consider inflation to have materially affected its business, financial condition or results of operations during the three-month periods ended December 31, 2001 and 2000. As consequence of the devaluation of the Argentine Peso, internal wholesale prices grew 6.6% during January 2002.

Telecommunication Rate Regulation

Telefónica's business is regulated by the National Communications Commission ("CNC") and the SC. Telefónica's rates were denominated in U.S. dollars as of December 31, 2001. The Rate Agreement, among other things, also tied Telefónica's ability to increase rates to changes in the U.S. Consumer Price Index.

However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indices or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Pending renegotiation of telephone service future rates, Telefónica cannot foresee the level of its future service revenues or to what extent, if any, rates would keep pace with inflation and devaluation of the Argentine Peso.

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition (which is the current state in all regions of Argentina), the "historical" providers in such areas (i.e., Telefónica and Telecom Argentina Stet France Telecom S.A. ("Telecom")) are to respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance segments and/or customer groups.

To determine the existence of effective competition, the historical providers are to demonstrate that other providers of the same service received 20% of the total revenues for such service in the local area of Basic Telephony Service involved. Effective competition will be considered to exist in the provision of national or international long-distance services for calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements establish a maximum rate per pulse (now denominated in pesos).

Under the rate regulation mechanism in effect known as price cap, Decree No. 264/98 provided a 4% reduction in rates, on terms similar to the method provided by point 12.5.1. of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates; with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as its successor was required to apply the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 1999 through November 2000. Such reduction was applied to detailed the following services: billing domestic and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i) Price Cap as of November 8, 2000: the SC established that the rate reduction for the period November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the above-mentioned U.S. Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction was to be applied as defined by the Licensees.

ii) Price cap as of November 8, 2001: the SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii) Price cap as from November 8, 2002 through November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it has not yet set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. To date, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres"), mentioned in Note 13.d) to the consolidated financial statements, on October 4, 2001, the Fourth Chamber of the Federal Appellate Court on Administrative Disputes of the City of Buenos Aires issued a temporary injunction requested by the plaintiff ordering the National Government, Telefónica and Telecom "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which means that the rates may not currently be adjusted based upon the U.S. Consumer Price Index.

In the opinion of Telefónica's Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2001, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

The rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms and considering Telefónica's defense against the above-mentioned legal proceedings, in the opinion of Telefónica's Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica's financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); (3) and the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals must be submitted to the National Executive Power within 120 days after the effective date of this Decree.

In addition, Decree No. 764/2000 had reduced the interconnection price for the origin and destination of calls in local areas to $1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to $1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to $0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap will apply during the first two years after these rules and regulations become effective.

As of the date of issuance of these financial statements, Telefónica's Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or equal purchasing power constant pesos over time in accordance with any potential future increase in General Price Levels ("GPL"). Although, according to Telefónica's legal counsel opinion, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs, if future rates evolve at a pace well below GPL, it would have a material adverse effect on Telefónica's future financial position and results of operations.

COINTEL REVENUES

Cointel's sole substantial activity is owning a controlling interest in Telefónica's common stock and its sole substantial source of cash revenues is dividends paid on such stock.

COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000

All references made below to 2001 and 2000 are to the three-month periods ended December 31, 2001 and 2000, respectively, and are presented in compliance with the criteria provided for in Notes 2.7. and 4. to the Company's financial statements and therefore, do not include the spun off loss from spun-off operations.

The amounts related to three-month period ended 2000 have been restated in order to reflect retroactive effects of the spun-off businesses.

Net Revenues

Net revenues decreased by 9.4% to $647 million in 2001 from $714 million in 2000.

The following table shows operating revenues in millions of pesos by category of services for 2001 and 2000:

	2001	2000
Basic telephone service		
Measured service	198	223
Monthly basic charges (1)	171	170
Special services	70	74
Installation charges	12	14
Public phones	46	53
Access charges	54	85
International long-distance service	34	37
Telephone equipment	8	24
Publishing of telephone directories	15	4
Other	39	30
Total	647	714

(1) Includes monthly basic charges and charges for supplemental services.

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica's network, and to customers of other operators routed through Telefónica's networks as well as other operators' networks. In this latter case, Telefónica bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see "Cost of Services Provided, Administrative Expenses and Selling Expenses", "Fees and payment for services").

Measured service decreased by 11.2% to $198 million in 2001 from $223 million in 2000. The change was principally due to a decrease in the average number of billable domestic long-distance lines of 11% (considering increases and decreases in long-distance lines as a consequence of competition through the so-called "presubscription" process) and a decrease in long-distance pulses consumed of 3%.

Monthly basic charges, which include the monthly basic charges of measured service lines, as well as of prepaid lines, increased by 0.6% to $171 million in 2001 from $170 million in 2000. The change was principally due to the increase in average billable lines.

Special services decreased by 5.4% to $70 million in 2001 from $74 million in 2000. The changes were principally due to: a) a decreased in revenues from internet calls (internet traffic decreased by 19.5% to 1,570 million minutes in 2001 from 1,950 million minutes in 2000), and b) a decrease in revenues from DTA (Digital Trunk Access) services mainly due to the granting of greater commercial discounts on basic rate and measured service. Such decrease was offset by an increase in the use of prepaid calling cards.

Income from installation charges decreased by 14.3% to $12 million in 2001 from $14 million in 2000. The change was principally due to a decrease in the average installation price per line of 5% and to a decrease of 1.6% in the amount of basic telephone lines installed during 2001.

Revenues for public phones decreased by 13.2% to $46 million in 2001 from $53 million in 2000. The decrease was due to decreased average interconnection usage of 27% of pay-phones operated by third parties ("telephone stations") and an decrease of 15.9% in consumption of street pay-phones lines. This variation was partially offset by a decrease in the commercial discounts granted to telephone station owners.

Access charges decreased by 36.5% to $54 million in 2001 from $85 million in 2000. The decrease was principally due a decrease of interconnection from long distance operators and the commercial discounts granted. Additionally, revenues from cellular interconnection decreased due to a decrease in average rates and commercial discounts granted to customers.

International long-distance service revenues decreased by 8.1% to $34 million in 2001 from $37 million in 2000. The changes were principally due to a decrease in consumed minutes. These consumed minutes decreased to 59.7 million minutes in 2001 from 68.8 million minutes in 2000.

Telephone equipment revenues decreased by 66.7% to $8 million in 2001 from $24 million in 2000. The change was due to the reduction by Telefónica of the offered product variety as from January 2001, when Telinver spun-off the equipment and point of sales engagement that would be merged by Telefónica.

Publishing of telephone directories increased by 275% to $15 million in 2001 from $4 million in 2000. The increase in 2001 was due to the rescheduling of the effective distribution of directories in certain areas in 2001 in an amount of $11 million including mainly the cities Mar del Plata, Neuquen, Chubut and San Juan.

Other revenues, which primarily include the lease of direct lines and other sales to related companies, increased by 30% to $39 million in 2001 from $30 million in 2000. The change was principally due to an approximately $5 million increase in the lease of digital direct lines and an approximately $5 million increase in other sales to Advance.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses increased by 11.0% to $597 million in 2001 from $538 million in 2000.

The following table shows the breakdown of expenses in millions of pesos for 2001 and 2000:

	2001	2000
Salaries, social security taxes and other personnel expenses	89	101
Depreciation and amortization (1)	169	158
Fees and payments for services	136	132
Management fee	20	32
Material consumption and other expenses	15	16
Allowance for doubtful accounts	122	39
Equipment sales cost	9	20
Other	37	40
Total	597	538

(1) Excluding the portion corresponding to financial expenses.

Salaries and social security taxes decreased by 11.9% to $89 million in 2001 from $101 million in 2000. The variation was mainly due to a significant headcount reduction in Telefónica, which decreased to 9,410 in 2001 from 9,856 in 2000. Lines in service per employee increased by 10.5% to 484 in 2001 from 438 in 2000.

Total depreciation and amortization increased by 7% to $169 million in 2001 from $158 million in 2000. In the Company, there was a decrease due to the amortization of the intangible asset that resulted from the acquisition of a 51% of Telefónica's common stock in November 1990 and the organization and preoperating expenses, which were amortized over a ten-year period by the straight line method, being totally amortized during the quarter ended December 31, 2000. Telefónica's depreciation increased due to the completion of different works in progress and the acquisition of fixed assets after December 31, 2000, the depreciation of which started as of such date.

Fees and payments for services increased from $132 million in 2000 to $136 million in 2001; therefore rising by 3.0%. The variation was basically generated by the increase in: (i) costs related to outsourcing operations and maintaining IT systems structure for approximately $2.9 million; (ii) expenses for IT system analysis and programming in the amount of approximately $3 million; and (iii) expenses related to network maintenance totaling $4.2 million. This rise was partially offset by lower advertising expenses, which totaled $6.7 million.

The allowance for doubtful accounts charge increased by 213% to $122 million in 2001 from $39 million in 2000. This change arises mainly from the estimated effect of the Argentine macroeconomic situation on collection terms and delinquency levels, which has affected significantly certain type of customers (see Note 2.4. to the notes to the consolidated financial statements).

The biggest part of the increase resulted from Telefónica Management's estimation, computing the corresponding financial effect, of the possible collection terms and of the receivables from the Argentine Government (which amount past due as of December 31, 2001, is $84 million), considering collection efforts in progress and the last information available on the basis of Argentina's perspectives (see Note 2.4. to the notes to the consolidated financial statements).

Material consumption and other expenses did not reflect significant variations amounting to $15 million in 2001 and $16 million in 2000.

The management fee decreased by 37.5% to $20 million in 2001 from $32 million in 2000 mainly due to the decrease in the operating margin before amortization and depreciation to $219 million in 2001 from $334 million in 2000.

Other costs decreased by 7.5% to $37 million in 2001 from $40 million in 2000. This variation was due to a decrease in rentals of $5 million, the charge to allowance for impairment in value and the slow turnover of inventories of $4 million. This decrease was partially offset by the new tax on checking account credits and debits in 2001 of $4 million.

Equipment sales cost decreased by 55.0% to $9 million in 2001 from $20 million in 2000. The decreased cost of sales results mainly from the decrease of telephony equipment and accessory sales in 2001.

Other Expenses, Net

Other expenses, net decreased to $24 million in 2001 from $30 million in 2000. This change arose mainly from decreased charges due to less employee termination and net book value of fixed assets retired. Such decrease was partially offset by increased in allowance for contingency.

Financial Gains and Losses

Consolidated gross capitalized interest totaled $2 million and $14 million in 2001 and 2000, respectively.

Net financial loss decreased to a loss of $41 million in 2001 from a loss of $67 million in 2000. The change was mainly due to a decrease in the market value of Telefónica Class B shares which generated a loss of 20 million in 2000. As of December 31, 2001 such shares are carried in noncurrent assets together with Telefónica Class A shares and are valued by the equity method. See Note 8.2.1. to the notes to the consolidated financial statements

(Loss) Income Before Income Tax and Minority Interest and Net (Loss) Income for the years

(Loss) Income before income tax, minority interest and net loss from spun-off businesses was $19 million (loss) in 2001 compared to $78 million (income) in 2000. After an income tax charge and minority interest of $18 million in 2001 and $88 million in 2000, loss from continuing operations amount to $37 million in 2001 and $10 million in 2000. The loss of Telefónica's spun-off businesses amount to $18 million in 2000. Net loss amount to $37 million in 2001 and $28 million in 2000.

Taxes

Turnover tax: the rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues in the Company's financial statements are shown net of turnover tax. By its Resolution No. 2,345/94, the CNT required Telefónica, based on clause 16.9.3 of the Transfer Agreement, to transfer over to users the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While Telefónica met the requirement contained in the resolution by depositing in a special bank account $5.2 million relating to amounts purportedly collected in excess and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT refused remedy sought by Telefónica in Resolution No. 1,513/95, as did the Economy Ministry, Public Works and Utilities through its Resolution No. 139, of which Telefónica was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96 requiring that, in the first billing falling due on or after April 1, 1996, Telefónica should refund to owners of telephone lines in the City of Buenos Aires approximately $8.0 million in principal and $17.5 million in interest. While Telefónica has complied with the requirement, it still believes that the procedure used by the CNT to calculate the refundable capital and interest is debatable, and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 by Telefónica at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that Telefónica should bear court costs and expenses and legal counsels' fees.

Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No. 86/96 that Telefónica had filed. Telefónica then filed the respective motion for reconsideration against Resolution No. 4,583/99, whose outcome is pending to date.

Income Tax: the Company calculates the Income Tax charge by applying the effective tax rate of 35% to the taxable income for the year. The Company does not consider the effect of temporary differences between Net Income and Taxable Income for the calculation of the income tax provision. Additionally, the Company calculates the Minimum Presumed Income Tax by applying the effective tax rate of 1% on certain production assets as of the end of each year. This tax is supplementary to Income Tax. The Company's tax liabilities shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

As the Company estimates that the income tax and the tax on minimum presumed income will not generate any charge at the end of the fiscal year, no income tax or tax on minimum presumed income was accrued in the statement of income for the three-month periods ended December 31, 2001 and 2000.

For the fiscal year ended September 30, 2000, the Company has determined a total charge for minimum presumed income tax of $0.4 million, which was included in "Other receivables". Additionally, as of September 30, 2001, the Company has an accumulated income tax loss carryforward of about 193 million according to the respective tax returns filed as of that date, which might be used to offset the future taxable income as follows:

Last year in which available	Tax loss carryforward
2002	17
2004	48
2005	60
2006	68
	193

Every year in which offsetting is verified, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

Income tax accruals (corresponding to Telefónica) for 2001 and 2000 were calculated by applying the estimated effective tax rate of 35% to the taxable income for each year. Telefónica does not consider the effect of temporary differences between net income and taxable income for the calculation of the income tax accrual.

In the three-month periods ended December 31, 2001 and 2000, Telefónica's income tax amounted to 30 million and 57 million, respectively. These amounts were higher than the tax on minimum presumed income and were charged to expense for each year and included in the "Income Tax" account.

Tax on interest and financial cost of corporate indebtedness: this tax applies at a 15% rate to interest and other financial expenses paid by the companies residing in Argentina Republic as a result of loans granted by financial institutions under Law N° 21,526 or corporate bonds that are exempted under Law N° 23,576, and held by individuals or legal entities residing abroad or individuals residing in Argentina Republic. The Law passed by Congress last November 15, 2000, reduced the tax rate to 10% for the period January 1, 2001 through June 30, 2001 and to 8% as from July 1, 2001.

Value added tax ("VAT"): VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current Telefónica's customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of Telefónica. VAT actually deposited by Telefónica is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to Telefónica by its suppliers in connection with the purchase of goods and services. See Tax Reform.

Other taxes: the tax assessed on Telefónica to finance the activities of the Regulatory Authority is levied on Telefónica total monthly revenues from the provision of telecommunications services, net of any applicable tax.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered of relative high-cost as to rendering the basic telephone service, financed with a special contribution called "investment contribution commitment" of 1% of the revenues obtained from rendering the telecommunications services, net of any applicable tax.

A "Radioelectric rate" is also paid to the Regulatory Authority every four months in relation to radioelectric stations. Telefónica also pays provincial stamp taxes and other provincial and municipal taxes.

Tax Reform:

From the end of the year 2000, the National Congress passed the tax reform law that introduced, in addition to the above-mentioned changes, the following amendments:

Value-added tax: Law No. 25,360 allows VAT credits generated by depreciable real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits can not be offset against VAT obligations arising from a year's business, and on condition that the property of reference is still part of the tax payer's assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (lease of commercial real property and others).

Law No. 25,453, which became effective on July 31, 2001, granted the National Executive Power the powers to amend all the aspects of the law necessary for adopting the cash basis for the tax to become due and payable (collection of billed amounts, including the tax), instead of billing. As of the date of issuance of these financial statements the National Executive Power has not used the granted powers.

Bank checking account transactions tax: Law No. 25,413 (effective as from March 26, 2001) added a new tax of up to 0.6% on certain bank checking account debits and credits. The Federal Executive was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, 2001, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (besides the above-mentioned taxes). The Federal Executive, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001. Later, Presidential Decree No. 1676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulleting on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Social security contributions: as from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, variable depending on the geographic area where the payroll-employee work is performed, be computable as a VAT credit. The net effect of both measures is nil with respect to the rates effective through June 30, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies from the commercial and services sector.

Decree No. 1387/01 established that contributions --other than those due to healthcare organization system and workers' compensation system premiums-- will be fully computable as VAT credit as from April 1, 2003.

Turnover tax: Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than $200,000 in such tax. In the case of the telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by the Company to the rates applied to customers receiving the service in Buenos Aires, *under the tax stability rules of the regulatory framework.*

Approximate results of operations in accordance with US GAAP

The main differences between net income calculated in accordance with US GAAP and with Argentine GAAP are described in Note 18. to the notes to the consolidated financial statements. After the cumulative effect of changes in accounting principles in 2000 of $38 million, approximate net loss calculated in accordance with US GAAP amounted to $1,228 million in 2001 and $30 million in 2000.

Of total US GAAP adjustments that increase the net loss from $37 million under Argentine GAAP to $1,228 million under US GAAP, $1,140 million relate to the effect of the devaluation of the Argentine peso mentioned in Note 22.2. to the notes to the consolidated financial statements on the valuation of net liabilities in foreign currency. Other main effects are:

- Adjustment for the investment in Telefónica (gain amounting to $20 million in 2000), basically related to the elimination in 2000 of the difference in the listed price of Telefónica Class B shares accounted for at market value under Argentine GAAP. As of December 31, 2001 such shares are carried in noncurrent assets together with Telefónica Class A shares and are valued by the equity method, both under Argentine GAAP and US GAAP.

- With regard to the adjustment for deferred income tax, which changed to a loss of $46 million in 2001 from a gain of $63 million in 2000, the variation was due to the creation of a valuation allowance for the net deferred tax assets as of the year-end. The creation of the allowance was the result of the estimation (considering the effects of the new economic environment and the effects of the devaluation described in Note 22.2. to the notes to the consolidated financial statements) of the probability of future recoverability of the net tax assets resulting from current book charges to expense under US GAAP.

- Net income under US GAAP in 2000 was also affected by the initial implementation of SAB 101, which resulted in a $111 million loss, before tax (approximately $59 million calculated at the Company's equity interest in Telefónica), corresponding to the recognition of the cumulative effect as of October 1, 2000. Installation revenues are not included in income of the period when the installation takes place but deferred and amortized during a period representing the possible duration of the relationship with the customer, related costs are not charged to income but capitalized and depreciated in a similar period.

Liquidity and Capital Resources

The Company's cash and cash equivalents amounted to $70 million and $91 million as of December 31, 2001 and 2000, respectively. Cash at the end of 2000 includes $17 million included in the line "Net assets spun-off businesses". Cash and cash equivalents in 2001 increased in $37 million, or 112% from $33 million at the beginning of such period. Of the cash and cash equivalents at December 31, 2001, 30% are primarily held in U.S. dollars and 70% are held in Argentine pesos. As a percentage of total assets, cash and cash equivalents was 1.3% at December 31, 2001.

Total cash flows from operating activities for 2001 and 2000 amounted to $190 million and $166 million, respectively.

The ability of the Company to maintain or increase the level of cash generated from operations in the future will depend on Telefónica´s renegotiation of telephone service future rates. The Company cannot foresee the level of its future service revenues or to what extent, if any, rates would keep pace with inflation and devaluation of the Argentine peso.

Cash Used for Investing Activities. Cash used for investing activities in 2001 increased in $33 million, or 53% from $62 million in 2000. Telefónica's management cannot foresee whether this trend will continue due to current uncertainties.

The main uses of cash for 2001 and 2000 were those related to the purchase of fixed assets and payment of loans and dividends. Funds used for the purchase of fixed assets for the three-month periods ended December 31, 2001 and 2000 totaled $95 million and $62 million (in 2000, net of 19 financed by trade and bank and financial payables), respectively.

Cash Used for Financing Activities. Cash used for financing activities in 2001 decreased in $384 million, or 86.9% from $442 million in 2000.

The Company's financial liabilities, including bank and financial loans, decreased in $334 million, or 12.0% to $2,455 million in 2001 compared to $2,789 in 2000. The Company uses a variety of short- and long-term financial instruments, principally notes, parent loans and bank credit lines.

Additionally, the net cash provided by Telefónica spun-off businesses amount to $25 million in 2000. See Note 4. to the notes to the consolidated financial statements.

As of December 31, 2001, the Company and Telefónica owed a total amount of approximately US$59 and US$883 million to related parties, respectively, which matures until September 2002. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company's and Telefónica´s payables ("events of anticipated maturity") if there are changes in the Company's and Telefónica´s equity, economic and financial situation that due to their adverse nature may affect the Company's and Telefónica´s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company and Telefónica to repay their debts.

The creditor has advised the Company and Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements; and (iii) shall not consider that debts have become due and payable for the Company´s failure to meet certain financial ratios.

The aggregate average interest rate of the Company's outstanding indebtedness was 8% for 2001. Approximately, 52% of the Company's financial liabilities was at fixed rates of interest. See note 3.j) of the consolidated financial statements for the amounts, maturities and interest rates of the financial liabilities.

Fixed assets relating to Telefónica' s telecommunications business have been valued calculating their recoverable value on the basis of Telefónica' s management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding rates evolution which, as described in Note 12.1. to the notes to the consolidated financial statements, derive from the pending negotiation with the Government, the recoverability of the booked value of fixed assets as of December 31, 2001, in the amount of 4,424 million will depend on the final outcome of such negotiation.

Foreign-Denominated Debt, Receivables and Investments

As of December 31, 2001, total consolidated bank and financial payables amount to $2,455 million, of which, $2,240 million are stated in foreign currency. Total bank and financial payables in foreign currency amount to approximately US$2,150 million, EURO 21 million, ITL 2,335 million and yens 8,893 million. Additionally, as of December 31, 2001, trade, tax and other payables in foreign currency amount to $199 million, of which, approximately, $174 million are stated in US dollars. Furthermore, total receivables, investments and cash in foreign currency amount to $183 million of which 97% are stated in US dollars.

Exposure to Foreign Exchange Rates

Effective September 29, 1999, Telefónica has entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the yen-dollar exchange rate, in connection with the loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars received is 7.98% per annum. As of December 31, 2001, the related liability considering the effect of the above-mentioned swap and the additional interest accrued amounts to 86 million.

Additionally, during December 1999, Telefónica has entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the euro-dollar exchange rate, in connection with the net position of assets and liabilities in Euros, including the balance of the loan granted by The Istituto Centrale Per il Credito a Medio Termine ("Mediocredito Centrale") which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

As explained in Note 22.2. to the notes to the consolidated financial statements, as of the date of issuance of these financial statements (February 26, 2002), the exchange rate at the "free" market was $2.10 to US$1, bid rate, and $2.0 to US$1, asked rate. The estimated effect of the above mentioned devaluation on the Company's consolidated net payables in foreign currency as of December 31, 2001, calculated on the basis of exchange rates mentioned in the above paragraph, amounts to $1,778 million, and will be recognized in the period ending as of March 31, 2002, according to Argentine GAAP. (See Note 18. to the notes to the consolidated financial statemensts).

Debt Obligations

As of December 31, 2001, consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$1,206 million ($1,206 million as of December 31, 2001), amount that, because of the devaluation mentioned in Note 22.2. to the notes to the consolidated financial statements, increases subsequently in $1,358 million, considering the last exchange market closing prior to the issuance of these financial statements.

The Company and Telefónica prepared their financial projections with the expectation that future funds required to cover their short and long-term debt would be generated through Telefónica's operations in addition to third party financing and access to capital markets. Alternatively, they would request the long-term refinancing of their payables. However, because of the current macroeconomic environment in Argentina and because these economic situations may continue to worsen over the next twelve months, third-party financing and access to the capital markets may no longer be available to the Company. In addition, the Company's management does not believe that Telefónica's internally-generated funds will be sufficient to cover Telefónica's current debt obligations over the next twelve months.

Monetary and Currency Exchange Controls

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the B.C.R.A. provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 8, 2002, shall require B.C.R.A. previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities.

While the above restriction is in force, or should it be maintained for 90 days, the Company and Telefónica are unable to ensure that the B.C.R.A. will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current debt maturities affected by this situation amount to the equivalent US$1,090 million. In addition, the equivalent amount of US$1,059 million and 175 million classified as noncurrent in the balance sheet, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above.

If default is declared on the basis of the above-mentioned reason, amounts that were disclosed as noncurrent in the balance sheet as of December 31, 2001 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

On the other hand, TESA has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company's and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheet as of December 31, 2001 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

Contractual Obligations and Commercial Commitments

The following table represents the contractual obligations and commercial commitments of Cointel and Telefónica as of December 31, 2001:

	Payments due by Period in millions of Pesos				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations					
Long-term debt (2)	2,484	1,221	786	56	421
Capital lease obligations					
Operating leases					
Unconditional purchase obligations					
Other long-term obligations	647	525	42	29	51
Total contractual cash obligations	3,131	1,746	828	85	472
Commercial Commitments					
Lines of credit					
Standby letters of credit					
Guarantees					
Standby repurchase obligations					
Other commercial commitments[1]	760	663	57	46	25
Total commercial commitments	760	663	57	46	25

(1) Includes $597 million principally related to certain frame agreements, which Telefónica will make use of in accordance to Telefónica's needs. The amounts not required by Telefónica will not constitute a formal obligation with other parties under such agreements.

(2) Includes US$27 million and US$2 million related to preferred stock and preferred dividends, respectively.

Trend information

Cointel´s sole substantial activity is owning a controlling interest in Telefónica´s common stock. Therefore, the information about trends that follows corresponds to Telefónica´s business.

With the advent of competition since November 1999 and as fully liberalized competition commenced on November 8, 2000, operators under additional new licenses began to provide one or more of local, domestic long-distance and international service. Telefónica expects that the level of competition in its markets will increase in the future. As of December 2001, more than 26 new telephony licenses for local and/or long-distance services have been granted under Resolution 16,200/99. These licensees were not entitled to launch their services until November 2000 when the full liberalization was introduced. As of February 26, 2002, 8 licensees are providing local and/or fixed long-distance telephone service. These companies are Techtel S.A., Impsat, Keytech (which is operated by AT&T Latin America), CTI, Movicom Bell South, Comsat, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Telefónica is subject to competitive pressures due to the development of increased domestic and international transmission capacity. Additionally, as competition becomes more prevalent, prices paid for services may keep falling below tariff rates, perhaps significantly.

As a result of the pre-subscription process through which customers are able to select a provider of long-distance, certain local services customers of Telefónica opted for one of the other long-distance operators (Movicom/TCP, Keytech, Techtel, Comsat, Impsat, CTI/Integrales and Telecom), and certain Telecom local services customers opted for Telefónica or for Movicom/TCP or the others as their new provider of service. As of February 3, 2002, the total number of customers gained (approximately 273,000 lines) do not compensate for the customers of Telefónica in those customer segments that have opted for other providers (approximately 805,000 lines). In the near future, customers will select the long-distance call provider by dialing a three-digit code. Telefónica believes that any additional loss of long-distance revenues when this new system is implemented will depend on the specific service and price offerings, which may vary among operators.

Because there is no precedent for competition in the Argentine telecommunications market among providers of basic telephone services, and since the recent devaluation for the Argentine peso is a dramatic change to what have been the economic conditions under which all domestic companies have run their businesses during the last years, Telefónica is unable to predict the precise extent of future losses of market share, the speed with which it might occur or the effect on Telefónica's overall operations or revenues.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing for the new competitive environment; however, there can be no assurance that the consequences of the introduction of competition will not materially and adversely affect the business, financial condition or results of the operations of Telefónica. While there can be no such assurance, in the opinion of Telefónica's management, the implementation of Telefónica's business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of increasing competition in the Argentine market.

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica's investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 22.2. to the notes to the consolidated financial statements, third parties' credit lines are not available in amounts sufficient to enable the Company and Telefónica to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Consequently, the Company's and Telefónica's ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by their direct or indirect controlling companies.

Should not financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the balance sheet as of December 31, 2001 and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will make their best effort to obtain such financing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

AGREEMENT SIGNED BY THE COMPANY´S SHAREHOLDERS

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated ("Hicks Muse"), including República Holdings, Ltd. and a Citibank N.A. affiliate ("CEI affiliates") and TESA have entered into a Stock Exchange Agreement (the "Contract"), in relation with certain future transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA' s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

CORPORATE REORGANIZATION

Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. Telefónica shares subject to the TESA tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transaction described in Note 10.2.2. to the consolidated financial statements ("Agreement signed by the Company's Shareholders) the 98% of Telefónica voting rights are indirectly controlled by TESA.

Telefónica reorganization

As a consequence of TESA's plan to effect a global reorganization of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company's and Telefónica's Board of Directors and Telefónica's Special Shareholders' Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefónica, and consequently the Company, no longer holds an interest in Telefónica Comunicaciones Personales S.A. ("TCP"), Advance Telecomunicaciones S.A. ("Advance") and TYSSA Telecomunicaciones y Sistemas S.A. ("TYSSA"), whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders´ Meetings of Telefónica and the above-mentioned subsidiaries, Telefónica's equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica's capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company and Telefónica's Board of Directors and Telefónica's Special Shareholders Meeting, the minority shareholders, that are not related to TESA exchanged their Telefónica's shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders will hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses will be merged. Telefónica´s capital reduction amounts to approximately 395 million, from 2,141 million down to 1,746 million by setting 394,789,234 class B shares, face value $1 per share. The effect of the reorganization on Telefónica's Shareholders' equity as of October 31, 2000, which amounted to 625 million, was allocated to proportionately reduce the capital stock. The remaining amount was allocated to reduce the balance of the "Irrevocable capital contributions for future subscriptions" and "Comprehensive adjustment to irrevocable capital contributions for future subscriptions" accounts until the balances are exhausted, and "Comprehensive capital stock adjustment" account. The effect on spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, which amounts to a net assets decrease of 24 million, has been allocated to Telefónica's amount of "Unappropriated retained earnings" as of the effective reorganization date. On July 26, 2001 the CNV issued Resolutions No. 13,907, 13,908 and 13,909 whereby it approved the public offering filing of Advance and Telefónica Móviles Argentina S.A. ("TMA") and consented to the corporate reorganization described. In addition, The Buenos Aires Stock Exchange authorized, subject to certain conditions, Advance and TMA to become listed. The authorization became final after the conditions imposed were lifted. Registration with the Public Registry of Commerce of the above-mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. Total treasury shares amount to 2,355 and were acquired in the amount of $1.021 per share. These shares must be sold within 1 year of acquisition.

As a consequence of the above-mentioned transactions, the Company did not receive shares of the companies into which the spun-off businesses are merged. Consequently, as from the effective reorganization date (February 1, 2001) the Company's equity interest in Telefónica Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

Telefónica reorganization transactions did not change the Company's financial position as of October 31, 2000, as the shareholding interest increase in Telefónica described above was compensated by Telefónica's shareholders' equity reduction resulting from the reorganization transactions. The effect of Telefónica's spun-off assets and liabilities amounting to 2 million, which is the result of: a) the increase of the Company's ownership interest in Telefónica as from the effective reorganization date, b) the effect of the spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, and c) the differential of the Company's ownership interest in Telefónica (from 51.0% to 62.5%) on the dividends approved by Telefónica on March 12, 2001, has been allocated to Cointel's balance of "Unappropiated retained earnings" in Cointel's statement of changes in shareholders' equity for the year ended September 30, 2001.

Described below are the commitments approved by Telefónica, TCP, Telinver, TMA and Advance Board of Directors and Special Shareholders' Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization:

a) Agreement between Telefónica, Telinver, TCP and Advance whereby:

- Telinver spun-off the assets and liabilities related to the sale of equipment businesses and point of sales network and those assets and liabilities were merged into Telefónica.

- TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band "B" of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Metropolitan Area, Rosario, Santa Fe, Córdoba, Río Cuarto, Catamarca, Resistencia, Paraná, Concordia, Tucumán, Corrientes, La Rioja, Jujuy, Salta, Posadas, Formosa, Santiago del Estero, Neuquén, Mendoza and Bahía Blanca. The authorization had been granted to Aki under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica.

- Advance spun-off certain assets and liabilities related to the Internet Access business (including all its customers other than corporate customers), point-to-point lines in the southern region, 80% of the Starnet network, 80% of the Satellite Network (equivalent to 40% of all such network) and 100% of the IP network (Internet Protocol Network). Those assets and liabilities were merged into Telefónica.

According to the commitment, the above-mentioned spin-off-mergers were effective as from January 1, 2001 ("Date of the First Reorganization").

b) Agreement between Telefónica, Advance and TMA (an Argentine company indirectly controlled by TESA) whereby Telefónica spun-off: (i) the assets and liabilities related to the data business, including Telefónica's international data business (comprised of 100% of the identifiable assets necessary for the provision of international data services, 14.40%, 29.56%, 23.60%, 19.30%, 80%, 16.67%, 63.64% and 15.79% of the Unisur A Segment, Unisur B Segment, Unisur C Segment, Americas I, Americas II, Panamericano, Atlantis II and Columbus cables, respectively, 10.94% of the rights of use of the Transbrasil cable and certain receivables and liabilities related to such business), the portion of Telefónica's goodwill related to the Advance data business and the ownership interests in Advance, and (ii) Telefónica's consulting business (related to Telefónica's interest in TYSSA) that were merged into Advance. In this sense, Advance reduced its capital stock and shareholders' equity as a consequence of having received its own shares from Telefónica. Additionally, Telefónica spun-off the mobile communications business related to Telefónica's interest in TCP.

That business was merged into TMA. The corporate reorganization described in this paragraph is effective as from February 1, 2001 ("Date of the Second Reorganization").

The shares resulting from Advance and TMA capital increases related to the incorporation of Telefónica's assets and liabilities spun-off mentioned in the preceding paragraph have been exchanged for Telefónica's shares held by Telefónica Datacorp. S.A. and Telefónica Móviles S.A. (companies indirectly controlled by TESA), respectively and by Telefónica's minority shareholders.

c) As from February 1, 2001 ("Date of the Third Reorganization"), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in E-Commerce Latina ("ECL"). The preliminary spin-off/merger agreement was approved by Telefónica's Board of Directors and Special Shareholders' Meeting on February 15, 2001 and March 30, 2001, respectively.

The companies agreed to use spin-off-merger-purpose balance sheets as of October 31, 2000 in the case of the reorganizations described in a) and b) and December 31, 2000 in the case of the reorganization described in c) above, for the purpose of obtaining the reorganization approvals by the Board of Directors and Shareholders' Meetings of the companies. Considering the effective Date of the First Reorganization, the Second Reorganization and the Third Reorganization (the "Reorganization Dates") established in the related spin-off-merger agreements, the shareholders' equity computed for purposes of these reorganizations included the changes arising out of the operations of the spun-off businesses from November 1, 2000 (in the case of the reorganizations described in a) and b)), and from January 1, 2001 (in the case of the reorganization described in c)) to the respective Reorganization Dates.

Due to the tax effects of the reorganization and regarding its exemption from income and value-added taxes, section 77 of the income tax law provides that Telefónica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

a) the activities developed by the reorganized companies (or similar activities), and

b) its shares listed on self-regulated stock-exchange markets (or, otherwise, Telefónica shareholders shall maintain an interest in the capital stock of the surviving company of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

Telefónica and its indirect controlling company intend to fulfill the requirements mentioned in a) and b) above.

The following tables show the approximate effect of the spun-off businesses on the consolidated balance sheet as of December 31, 2000, and the related consolidated statements of income and cash flows for the three-month period ended on that date.

- Consolidated assets and liabilities related to businesses that were spun-off

	December 31, 2000
CURRENT ASSETS	
Cash	15
Investments	2
Trade receivables and other receivables	201
Inventories	61
Total current assets	279
NONCURRENT ASSETS	
Other receivables	84
Investments	3
Fixed assets	904
Intangible assets	364
Total noncurrent assets	1,355
Total assets	1,634

	December 31, 2000
CURRENT LIABILITIES	
PAYABLES	
Trade	286
Bank and financial	572
Payroll and social security taxes	10
Taxes	9
Reserves and other	3
Total current liabilities	880
NONCURRENT LIABILITIES	
PAYABLES	
Trade	100
Bank and financial	47
Total noncurrent liabilities	147
Total liabilities	1,027
Total net assets of spun-off businesses	607
Minority interest in net assets of spun-off businesses	(297)
Company's interest in net assets of spun-off businesses (51%)	310

- Consolidated income (loss) of the spun-off businesses:

The results of operations related to the spun-off businesses for the three-month period ended December 31, 2000 are as follows:

	2000
Net revenues	155
Cost of services provided	(83)
Administrative expenses	(25)
Selling expenses	(63)
Operating loss	(16)
Financial loss on assets	(3)
Financial loss on liabilities	(16)
Net loss of spun-off businesses	(35)
Minority interest of spun-off businesses	17
Company's interest in loss of spun-off businesses	(18)

- Consolidated cash flows of the spun-off businesses:

The effect of the spun-off operations in the cash flows for the three-month period ended December 31, 2000 is as follows:

	2000
Cash used in operating activities	(18)
Cash provided by investment activities	70
Cash used in financing activities	(27)
Total net cash provided by spun-off businesses	25

Statistical Data

The following table provides certain basic information relating to the development of Telefónica's domestic telephone system.

	2001	2000
Billable lines of measured service	3,849,783	4,182,571
Lines installed	4,876,264	4,737,920
Lines in service	4,556,297	4,319,183
Lines in service per 100 inhabitants	24.5	24.7
Lines in service per employee	484.2	438.2
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	122,665	117,790

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Internacional de Telecomunicaciones S.A.

Date: July 2, 2002

By: ______________________

Name: FERNANDO BORIO

Title: SECRETARY TO THE BOARD